As filed with the Securities and Exchange Commission on November 3, 2006.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EASTERN VIRGINIA BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	54-1866052
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

330 Hospital Road

Tappahannock, Virginia 22560

(804) 443-8423

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joe A. Shearin

President and Chief Executive Officer

Eastern Virginia Bankshares, Inc.

330 Hospital Road

Tappahannock, Virginia 22560

(804) 443-8423

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Wayne A. Whitham, Jr., Esquire	Jonathan H. Talcott, Esquire
John M. Oakey, III, Esquire	Nelson Mullins Riley & Scarborough LLP
Williams Mullen	101 Constitution Avenue, NW, Suite 900
1021 East Cary Street	Washington, DC 20001
Richmond, Virginia 23219	(202) 712-2806
(804) 643-1991

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (2)	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $2.00 per share	1,150,000	$22.005	$25,305,750	$2,708

(1)	Pursuant to Rule 457(c), the offering price is based on the average of the high ($22.01) and low ($22.00) sales prices of one share of Eastern Virginia Bankshares, Inc.’s common stock, as reported on the Nasdaq Capital Market on November 1, 2006, and has been established solely for the purpose of calculating the registration fee.
(2)	Includes an aggregate of 150,000 shares that may be issued to cover over-allotment options granted to the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER __, 2006

PRELIMINARY PROSPECTUS

1,000,000 Shares

Eastern Virginia Bankshares, Inc.

Common Stock

We are offering 1,000,000 shares of our common stock, par value $2.00 per share. The public offering price is $[ • ] per share.

Our common stock is currently quoted and traded on the Nasdaq Capital Market under the symbol “EVBS.” The last reported sales price of our common stock on the Nasdaq Capital Market on November 2, 2006 was $22.16 per share. We have applied to have our common stock listed on the Nasdaq Global Market under the same symbol, and we intend to have such listing effective prior to the closing of this offering.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

We have granted the underwriter an option to purchase up to an additional 150,000 shares of our common stock to cover over-allotments, if any. The underwriter can exercise this option at any time within 30 days after the offering.

The underwriter expects to deliver the shares to purchasers on or about     , 2006.

Keefe, Bruyette & Woods

The date of this prospectus is     , 2006.

Baltimore
Annapolis
Washington D.C.
Fredericksburg
Bowling Green
Tappahannock
Callao
Heathsville
Burgess
Essex Square
Aylett
Ashland
Airpark
Central Garage
Urbanna
Kilmarnock
Old Church
Mechanicsville
Richmond
Hartfield
Glenns
Deltaville
Gloucester C.H.
Williamsburg
Gloucester Point
Surry
Waverly
Norfolk
Virginia Beach
Courtland
EVB
Community Banking Since 1910

ABOUT THIS PROSPECTUS

In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus. See “Documents Incorporated by Reference.” We have not authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We believe the information in this prospectus is materially complete and correct as of the date on the front cover. We cannot, however, guarantee that the information will remain correct after that date. For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of common stock.

Neither we, the underwriter, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and certain markets in Virginia. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

i

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. However, this summary is not complete and does not contain all of the information you should consider before investing in our common stock, and it is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their options to purchase additional common stock to cover over-allotments. For more information regarding the over-allotment options, see “Underwriting.”

In this prospectus, the terms “you,” “your,” and similar terms refer to the prospective investor reading it. The terms “we,” “our” and “us” refer to Eastern Virginia Bankshares, Inc., EVB and our subsidiaries (unless the context indicates another meaning). The term “bank” refers to our principal operating subsidiary, EVB (unless the context indicates another meaning).

Our Company

We are a bank holding company headquartered in Tappahannock, Virginia (45 miles northeast of Richmond, Virginia). Through our wholly-owned bank subsidiary, EVB, we operate 22 full service branches in eastern Virginia, as shown on the map on the inside front cover of this prospectus. EVB is a community bank targeting small to medium-sized businesses and consumers in our traditional coastal plain markets and the emerging suburbs outside of the Richmond and Greater Tidewater areas.

We provide a broad range of personal and commercial banking services including commercial, consumer and real estate loans. We complement our lending operations with an array of retail and commercial deposit products and fee-based services. Our services are delivered locally by well trained and experienced bankers, whom we empower to make decisions at the local level so that they can provide timely lending decisions and respond promptly to customer inquiries. We believe that, by offering our customers personalized service and a breadth of products, we can compete effectively as we expand within our existing markets and into new markets.

Until April 2006, we operated as an affiliation of three separate community banks. Two of the banks, Bank of Northumberland, Inc. and Southside Bank, were established in 1910. Seeking to accelerate our growth in a higher growth adjacent market, we started a de novo bank, Hanover Bank, in 2000. At the beginning of 2003, we launched our Standards of Excellence Engagement. The first phase created a risk management department, consolidated human resources and standardized operations to identify best practices and implement uniformity throughout our company. The second phase, completed in 2005, centralized asset/liability management, accounting, and loan and deposit operations. In April 2006, we completed the final phase of the Standards of Excellence Engagement when our three subsidiary banks merged and the surviving bank was rebranded as EVB. In addition to $500,000 of anticipated annual cost savings, we expect to realize other significant benefits from the Standards of Excellence Engagement, including increased customer convenience, more efficient marketing campaigns, fewer regulatory exams and a larger legal lending limit.

While much of our attention has been focused on the Standards of Excellence Engagement over the past three years, we have been able to significantly improve our operations and grow concurrently. Specifically, from December 31, 2001 to September 30, 2006, we have:

•	increased our total assets from $467.3 million to $815.8 million;

•	increased our total loans from $348.0 million to $637.1 million;

•	increased our total deposits from $408.2 million to $642.2 million; and

•	expanded our branch network from 16 to 22 locations.

EVB Financial Services, Inc., a wholly owned subsidiary of EVB, has ownership interests in EVB Investments, Inc. (securities brokerage and investment advisory services through a registered broker and investment adviser), EVB Insurance, Inc. (general insurance services), EVB Mortgage, LLC (mortgage loans originated for sale servicing released in the secondary mortgage markets) and Jamaica Corporation, a holding company that has an ownership interest in EVB Title, LLC (title insurance services). Through these investments, we are able to augment our fee income by providing financial products and services that are complementary to traditional banking products. These investments give us and our customers access to experienced professionals while we avoid making large investments to develop these capabilities internally.

At September 30, 2006, we had total assets of $815.8 million, total loans of $637.1 million, total deposits of $642.2 million, and total shareholders’ equity of $65.5 million.

Market Areas and Growth Strategy

We currently conduct business through 22 branches. Our markets are located east of Interstate 95 and extend from northeast of Richmond to the Chesapeake Bay in central and southeastern Virginia. We divide our market area into four regions: Northern Neck, Middle Peninsula, Central (suburbs of Richmond) and Southern.

Our Northern Neck and Middle Peninsula regions are in the eastern coastal plain of Virginia, often referred to as River Country. According to the Virginia Economic Development Partnership, the region’s industries have traditionally been associated with abundant natural resources that include five rivers and the Chesapeake Bay. The diversified economy includes seafood harvesting, light manufacturing, agriculture, leisure marine services and service sectors dedicated to many upscale retirement communities.

Our Central region is currently comprised of Hanover, King William and Caroline counties, which are emerging suburbs of Richmond. Hanover County is approximately 10 miles from downtown Richmond and 86 miles south of Washington, DC. Hanover County is the largest county by area in the Richmond metropolitan area. The county provides residents and businesses the geographic advantages of a growing metropolitan area coupled with substantial acreage for expansion in a suburban setting.

Our Southern region is comprised of Surry, Sussex, and Southampton counties. The region lies approximately 50 miles southeast of Richmond and is adjacent to the Greater Tidewater area. The port of Hampton Roads is approximately 50 miles to the east of our Southern region. The region’s close proximity to major military, naval and research centers and transportation infrastructure make this an attractive location for contractors, service and manufacturing companies.

According to Environmental Systems Research, Inc., the projected population growth from 2006 to 2011 in our banking markets (deposit-weighted by county) is 7.3%, compared to 6.7% for the entire United States. According to Federal Deposit Insurance Corporation data as of June 30, 2006, we ranked second among financial institutions with approximately 17.4% of the total deposits in our counties of operation.

Region	Branch Name	County	Deposit Market Share	Projected Population Change 2006-2011
Central	Bowling Green	Caroline	7.9%	12.1%
Central	Airpark	Hanover	6.7	11.8
Central	Ashland	Hanover	6.7	11.8
Central	Mechanicsville	Hanover	6.7	11.8
Central	Old Church	Hanover	6.7	11.8
Central	Aylett	King William	24.1	11.6
Central	Central Garage	King William	24.1	11.6

Middle Peninsula	Gloucester C.H.	Gloucester	6.8	7.0
Middle Peninsula	Gloucester Point	Gloucester	6.8	7.0
Middle Peninsula	Glenns	Gloucester	6.8	7.0
Middle Peninsula	Deltaville	Middlesex	43.8	7.6
Middle Peninsula	Hartfield	Middlesex	43.8	7.6
Middle Peninsula	Urbanna	Middlesex	43.8	7.6

Northern Neck	Essex Square	Essex	38.4	5.6
Northern Neck	Tappahannock	Essex	38.4	5.6
Northern Neck	Kilmarnock	Lancaster	3.6	(1.0)
Northern Neck	Burgess	Northumberland	68.6	7.0
Northern Neck	Callao	Northumberland	68.6	7.0
Northern Neck	Heathsville	Northumberland	68.6	7.0

Southern	Courtland	Southampton	22.1	1.3
Southern	Surry	Surry	68.7	3.9
Southern	Waverly	Sussex	27.6	(1.5)

		Average	30.1%	7.3	%(1)
		United States		6.7

(1)	Deposit-weighted by county.

Owing to our nearly 100 years of experience serving the Northern Neck and Middle Peninsula regions, we have a stable, loyal customer base and a high deposit market share in these regions. Due to the projected population growth of these markets, we expanded in Hanover, Gloucester, and King William Counties to target the even higher growth emerging suburban markets. The deposit market share we have accumulated in our Northern Neck, Middle Peninsula and Southern regions has helped fund our loan growth in the emerging suburban areas in the Central region. We anticipate that we will gain market share in each of our regions, as our branches mature and we take advantage of opportunities for branch acquisitions and de novo growth.

We believe that economic growth and bank consolidation have created a growing number of businesses and consumers in need of the broad range of products and services and high level of service that we provide. Our business plan is to capitalize on this opportunity by further developing our branch network in our existing markets and augmenting our market area by expanding to the counties near the urban markets of Richmond and Greater Tidewater. We intend not only to build upon existing relationships, but also to create new relationships and expand into new markets by opening loan production offices, de novo expansion, branch acquisitions or potential whole bank acquisitions that meet our strategic and financial criteria.

We have developed a community banking strategy that focuses on providing responsive and personalized service to our customers. We intend to grow our business, increase profitability and build shareholder value by focusing on the following objectives:

• Deliver Community Banking at the Local Level. We believe customers still want to do business with a community bank. We emphasize to our employees the importance of delivering superior customer service and creating opportunities to strengthen relationships both with customers and the communities we serve. We have established regional boards of directors made up of prominent members of each of the communities we serve to foster business development efforts and guide us on how to best serve those communities. We encourage our employees to be active in the community and to seek leadership in community affairs. Our branch managers and commercial lenders are empowered to make timely decisions at the local level. Our organizational structure allows us to provide highly personalized service, quick responses and accountability consistent with our culture.

• Leverage Our Investments in Our Company. We have already begun to realize the initial financial efficiencies from the Standards of Excellence Engagement implemented over the last several years. The changes we have made will improve the effectiveness and efficiency of our operations as well as our retail and commercial delivery systems. As part of this process, we also invested heavily in technology in order to provide state-of-the-art products and services that our larger competitors may offer. With the completion of the Standards of Excellence Engagement, we have increased our emphasis on loan and deposit growth and have developed an infrastructure that will support future growth.

• Grow Through De Novo Branching and Select Acquisitions. We will consider acquisitions of whole bank franchises and branches and de novo branching in our existing banking markets as well as new markets with favorable growth and demographic characteristics. We target “emerging suburbia” rather than urban areas. When we enter new markets, we emphasize securing experienced bankers with local market knowledge and established business relationships. Since 2003, we have successfully integrated the acquisition of three branches.

• Increase Core Profitability. We believe that as we grow our franchise we will be able to take advantage of the economies of scale typically enjoyed by larger financial institutions. We also believe that the investments we made in our branch network and technology infrastructure through our Standards of Excellence Engagement are sufficient to support a larger organization. We believe that the rate of increase in our noninterest expense in the near term should be lower than the rate of increase in assets and revenue, which should improve our profitability.

• Continued Disciplined Execution. Disciplined underwriting, credit administration and monitoring are critical to our success. We review our underwriting standards on an ongoing basis and regularly assess the adequacy of our allowance for loan losses. In addition, we have strengthened our credit administration and credit risk management processes, which are subject to ongoing review by our internal risk management staff as well as an independent third party loan review firm. At September 30, 2006, our nonperforming assets as a percentage of total assets were 0.31%, our allowance for loan losses to nonperforming assets was 268.9% and our net charge-offs to average loans were 0.05%.

Recent Developments

On October 19, 2006, our board of directors declared a dividend of $0.16 per share to shareholders of record as of November 1, 2006 to be paid on November 15, 2006.

Corporate Information

Our headquarters are located at 330 Hospital Road, Tappahannock, Virginia 22560, and our telephone number at that address is (804) 443-8400. We maintain a website at www.evb.org, which contains information relating to us. Information on our website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common Stock Offered	1,000,000 shares (1,150,000 shares if the underwriter exercises its over-allotment option in full)

Common Stock Outstanding After This Offering(1)	5,928,780 shares (6,078,780 shares if the underwriter exercises its over-allotment option in full)

Net Proceeds	The net proceeds of this offering will be approximately $ (after deducting underwriting discounts and commissions and offering expenses payable by us) based on the public offering price of $ per share. The amount of net proceeds will be higher if the underwriter exercises its over-allotment option. (See “Use of Proceeds.”)

Use of Proceeds	We intend to use the net proceeds we receive from this offering primarily to support continued growth in our loans and deposits. We will use any portion of the net proceeds that we retain for general corporate purposes. (See “Use of Proceeds.”)

Dividend Policy	On October 19, 2006, our board of directors declared a cash dividend of $0.16 per share to shareholders of record as of November 1, 2006 to be paid on November 15, 2006, which would be equal to $0.64 per share on an annualized basis. We intend to continue paying dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will not be reduced in the future. (See “Price Range of Our Common Stock and Dividend Information.”)

Nasdaq Capital Market Symbol(2)	EVBS

Risk Factors	In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors.” You should carefully review and consider those risks before you purchase any shares.

(1)	The number of shares to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2006 and does not include 152,957 shares of common stock issuable upon exercise of options outstanding as of September 30, 2006 at a weighted average exercise price of $21.21 per share (options with respect to only 24,945 shares of common stock were exercisable as of September 30, 2006). If exercised, the shares represented by all options would represent 3.0% of our issued and outstanding common stock. After giving effect to our sale of shares pursuant to this offering, if exercised, the shares represented by these options would represent % of our issued and outstanding common stock (or % if the underwriter exercises its over-allotment option in full).
(2)	We have applied to have our common stock listed on the Nasdaq Global Market under the same symbol, and we intend to have such listing effective prior to the closing of this offering.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The information at and for the years ended December 31, 2001 through 2005 is derived in part from, and should be read together with, our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus. The information at and for the nine months ended September 30, 2006 and 2005 is unaudited. In the opinion of our management, however, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The operating data for the nine months ended September 30, 2006 are not necessarily indicative of the results that might be expected for the year.

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
	(Dollars in thousands, except ratios and per share data)
Income Statement Data:
Net interest income	$23,428	$22,207	$30,031	$28,974	$25,784	$22,141	$17,187
Provision for loan losses	521	488	552	1,279	1,637	1,515	2,183
Noninterest income	3,777	3,364	4,503	4,221	3,771	3,059	2,636
Securities gains (losses)	36	224	224	303	173	93	7
Noninterest expense	19,329	18,547	24,893	22,348	18,455	14,583	11,117
Income taxes	2,070	1,853	2,587	2,631	2,553	2,546	1,650
Net income	$5,321	$4,907	$6,726	$7,240	$7,083	$6,649	$4,880

Per Share Data and Shares Outstanding:
Basic net income	$1.08	$1.00	$1.37	$1.49	$1.46	$1.36	$0.99
Diluted net income	1.08	1.00	1.37	1.48	1.46	1.36	0.99
Cash dividends declared	0.47	0.45	0.60	0.60	0.57	0.54	0.52
Book value at period end	13.28	12.53	12.61	12.24	11.62	10.79	9.67
Tangible book value at period end(1)	11.89	11.08	11.17	10.74	10.05	10.79	9.67
Weighted-average number of common shares outstanding:
Basic	4,914,795	4,889,870	4,893,259	4,873,271	4,858,087	4,883,633	4,914,981
Diluted	4,921,251	4,900,058	4,902,402	4,883,559	4,868,248	4,886,524	4,914,981
Shares outstanding at period end	4,928,780	4,900,990	4,905,701	4,881,544	4,866,801	4,858,522	4,901,095

Balance Sheet Data:
Assets	$815,828	$755,203	$763,926	$696,327	$677,482	$540,290	$467,263
Gross loans, net of unearned income	637,133	556,675	574,085	512,550	486,750	399,134	347,977
Allowance for loan losses	6,880	6,643	6,601	6,676	6,495	5,748	5,234
Securities	127,545	140,653	135,420	133,693	141,427	102,210	91,880
Deposits	642,157	615,813	628,343	589,878	581,149	469,117	408,241
Borrowings	101,524	70,663	69,060	41,567	34,596	15,000	6,000
Shareholders’ equity	65,461	61,423	61,874	59,763	56,556	52,403	47,392

Selected Performance Ratios:
Return on average assets(2)	0.90%	0.92%	0.93%	1.05%	1.21%	1.33%	1.13%
Return on average shareholders’ equity(2)	11.29	10.83	11.05	12.42	12.96	13.33	10.47
Net interest margin(3)	4.32	4.58	4.56	4.67	4.81	4.78	4.41
Efficiency ratio(4)	69.84	71.10	70.36	65.70	60.57	56.05	53.02

Asset Quality Ratios:
Nonperforming loans to period-end loans	0.40%	0.76%	0.44%	0.94%	0.84%	0.86%	1.34%
Nonperforming assets to total assets	0.31	0.56	0.33	0.69	0.61	0.63	1.00
Allowance for loan losses to period end loans	1.08	1.19	1.15	1.30	1.33	1.44	1.50
Allowance for loan losses to nonaccrual loans	416.21	255.50	746.72	207.54	158.69	177.41	112.52
Allowance for loan losses to nonperforming assets	268.86	157.42	259.98	138.19	157.95	167.92	112.32
Net loan charge-offs to average loans outstanding(2)	0.05	0.13	0.12	0.22	0.21	0.26	0.43

Capital and Liquidity Ratios:
Tangible equity to tangible assets(5)	7.25%	7.26%	7.24%	7.61%	7.28%	9.70%	10.14%
Leverage ratio	8.82	8.87	8.87	8.90	8.54	9.39	10.08
Risk-based capital ratios:
Tier 1 risk-based capital ratio	11.19	12.20	12.04	12.61	12.41	13.86	14.79
Total risk-based capital ratio	12.28	13.44	13.23	13.86	13.67	15.11	16.05

(1)	Tangible book value is computed by dividing shareholders equity net of intangible assets by actual shares outstanding.
(2)	Annualized for the periods ended September 30, 2006 and 2005.
(3)	The net interest margin is calculated by dividing tax equivalent net interest income by total average earning assets.
(4)	The efficiency ratio is computed by dividing non-interest expense by the sum of net-interest income on a tax equivalent basis and non-interest income, net of securities gains or losses.
(5)	Tangible equity to tangible assets is computed based on total shareholders’ equity and total assets, each net of intangible assets.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks that have not been identified or that we may believe are immaterial or unlikely actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results and historical trends should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Our Business

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. These rates are normally in line with general market rates and rise and fall based on the asset liability committee’s view of our needs. However, we may pay above-market rates to attract deposits as we have done in some of our marketing promotions in the past. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits, and the volume of loan originations in our mortgage banking business. We attempt to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

We are experiencing strong competition from other banks and financial institutions for deposits. We may offer more competitive rates to our customers or find alternative funding sources to fund the growth in our loan portfolio. In 2006, deposit growth has not been sufficient to fund our loan growth and we have used Federal Home Loan Bank advances and principal and interest payments on available-for-sale securities to make up the difference. However, our borrowing ability is limited and we may be put in the position of choosing between slowing the growth of our loan portfolio or additional contraction in our net interest margin if we must pay higher rates for deposits.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our president and chief executive officer and other senior officers. We have entered into employment agreements with four of our executive officers. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of any of our key employees could have an adverse effect on our business and possibly result in reduced revenues and earnings. We do maintain bank-owned life insurance on key officers that would help cover some of the economic impact of a loss caused by death. The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate collateral. At September 30, 2006, approximately 80.6% of our loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

We have a concentration of credit exposure in commercial real estate.

At September 30, 2006, we had approximately $167.4 million in loans to borrowers in the commercial real estate industry, representing approximately 26.3% of our total loans outstanding as of that date. The real estate consists primarily of owner-operated properties, warehouses and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 10.2% since December 31, 2005. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

We may be adversely affected by economic conditions in our market area.

We operate in a mixed market environment with influences from both rural and urban areas. Because our lending operation is concentrated in the Eastern, Richmond and Tidewater areas of Virginia, we will be affected by the general economic conditions in these markets. Changes in the local economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio, and loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance. Although we might not have significant credit exposure to all the businesses in our areas, the downturn in any of these businesses could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

Our small- to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. While we believe we compete effectively with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller asset base, lack of geographic diversification and inability to spread our marketing costs across a broader market. If we have to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, our net interest margin and income could be negatively affected. Failure to compete effectively to attract new, or to retain existing, clients may reduce or limit our margins and our market share and may adversely affect our results of operations, financial condition and growth.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances is more difficult, and may be more susceptible to changes in estimates, and to losses exceeding estimates, than more seasoned portfolios.

Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our loan growth, which may affect our short-term earnings.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

We may not be able to successfully manage our growth, which may adversely affect our results of operations and financial condition.

During the last five years, we have experienced significant growth, and a key aspect of our business strategy is our continued growth and expansion. Our ability to continue to grow depends, in part, upon our ability to:

•	open new branch offices or acquire existing branches or other financial institutions;

•	attract deposits to those locations; and

•	identify attractive loan and investment opportunities.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future. Our ability to manage our growth successfully also will depend on whether we can maintain capital levels adequate to support our growth, maintain cost controls and asset quality and successfully integrate any businesses we acquire into our organization. As we continue to implement our growth strategy by opening new branches or acquiring branches or other banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans for branch expansion could decrease our earnings in the short run, even if we efficiently execute our branching strategy.

We could sustain losses if our asset quality declines.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our results of operations and financial condition.

We may face risks with respect to de novo banking opportunities and future acquisitions.

As a strategy, we have sought to increase the size of our franchise by pursuing business development opportunities, and we have grown rapidly since we were formed. As part of that strategy, we have grown primarily through opening new branches. We also acquired three branches in 2003, and we may acquire other branches or financial institutions in the future, if a desirable opportunity presents itself. Growth through new branches or acquisitions involves a number of risks, including:

•	the time and costs associated with identifying and evaluating where we should open a new branch and who may be a favorable acquisitions or merger partner;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to any growth opportunity may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	entry into new markets where we lack experience;

•	our ability to finance an acquisition and possible ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the loss of key employees and clients.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any new branches or future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future merger or acquisition, our integration efforts will be successful or we, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

The banking industry is subject to extensive regulation by state and federal banking authorities. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance fund maintained by the Federal Deposit Insurance Corporation rather than our shareholders. Banking regulations affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth, and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably. See “Supervision and Regulation” for more information about applicable banking laws and regulations.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the cost of completing our audit and maintaining our internal controls. As a result, we may experience greater compliance costs.

We may identify a material weakness or a significant deficiency in our internal control over financial reporting that may adversely affect our ability to properly account for non-routine transactions.

As we have grown and expanded, we have acquired and added, and expect to continue to acquire and add, businesses and other activities that complement our core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues that can influence management’s internal control system. While we make every effort to thoroughly understand any new activity or acquired entity’s business processes, our planning for proper integration into our company can give no assurance that we will not encounter operational and financial reporting difficulties impacting our internal control over financial reporting.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could negatively affect our performance and the value of our common stock.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the generation of additional deposits at new branch locations, as well as investment opportunities. However, we may need to raise additional capital in the future to support our continued growth and to maintain our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from our bank as our primary source of funds. The primary sources of funds of our bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong real estate market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Risks Related to an Investment in Our Common Stock

Our future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our common stock in this offering and may dilute the per share book value of our common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is currently traded on the Nasdaq Capital Market, but we have applied to have our common stock listed on the Nasdaq Global Market. We cannot assure you, however, that the listing will be approved or that an active trading market for our common stock will develop or be sustained after the offering. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock in this offering may be more or less than the market price of our common stock on the date the offering is completed. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to try to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Also, because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. You should consider these possibilities in deciding whether to purchase shares of common stock in this offering and the timing of any sale of those shares after the offering.

We cannot predict what effect, if any, future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. Therefore, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital.

We have broad discretion as to how we spend or apply the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

We intend to use the net proceeds we receive from this offering primarily to support continued growth in our loans and deposits. We will use any portion of the net proceeds that we retain for general corporate purposes. We will have significant flexibility in applying net proceeds, but our failure to apply these funds effectively could reduce our profitability.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our bank subsidiary to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends under federal and state bank regulatory requirements. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. At September 30, 2006, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $10.3 million. Payments of the principal and interest on the trust preferred securities of this special purpose trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

Certain provisions under our articles of incorporation and applicable law may make it difficult for others to obtain control of our corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our company. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

Our securities are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of EVB, and is not insured by the FDIC’s Deposit Insurance Fund or any other governmental agency and is subject to investment risk, including the possible loss of principal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” These statements are not guarantees of performance or results. Statements that are not historical in nature, including statements that include the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “will,” “plan,” “predict,” “project,” “potential,” “expect,” “believe,” “intend,” “continue,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus, including the following:

•	changes in the interest rates affecting our deposits and our loans;

•	the loss of any of our key employees;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries, decline in real estate values in our markets, or in the repayment ability of individual borrowers or issuers;

•	the strength of the economy in our target market area, as well as general economic, market, or business conditions;

•	changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	our ability to manage growth;

•	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;

•	our ability to assess and manage our asset quality;

•	changes in government monetary policy, interest rates, deposit flow, the cost of funds, and demand for loan products and financial services;

•	our ability to maintain internal control over financial reporting;

•	our ability to raise capital as needed by our business;

•	our reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

•	changes in laws, regulations and the policies of federal or state regulators and agencies; and

•	other circumstances, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. You should refer to risks detailed under the “Risk Factors” section included in this prospectus and in our periodic and current reports filed with the Securities and Exchange Commission for specific factors that could cause our actual results to be significantly different from those expressed or implied by our forward-looking statements.

We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The following table shows the calculation of the estimated net proceeds we will receive from our sale of                      shares of common stock in this offering at the public offering price of $             per share.

Gross proceeds from offering	$
Less: Underwriting discounts and commissions
Estimated expenses of offering

Net proceeds to us	$

If the underwriter’s over-allotment option is exercised in full, we estimate that the net proceeds to us will be $             million.

The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes and become part of our general funds.

We intend to use the net proceeds we receive from this offering primarily to support continued growth in our loans and deposits. We will use any portion of the net proceeds that we retain for general corporate purposes.

Before we apply any of the proceeds for any of these uses, we will likely invest them in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of EVB, whether we have funds available from other sources that we can use for any of those purposes, and other factors.

CAPITALIZATION

The following table reflects, as of September 30, 2006, our capitalization and capital ratios, and our unaudited pro forma adjusted capitalization and capital ratios as if this offering had been completed on that date. The information in the table assumes that:

•	net proceeds from this offering are approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the underwriter’s over-allotment option is not exercised.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited interim financial statements, including the related financial statement footnotes that begin on page F-1 of this prospectus.

	At September 30, 2006
	Actual	As Adjusted(1)
	(Unaudited)
	(Dollars in thousands, except share data)
Long-term debt (2):
Trust preferred capital notes	$10,000

Shareholders’ equity(3):
Common stock, par value, $2.00; authorized, 50,000,000 shares; 4,928,780 shares issued and outstanding, actual, 5,928,780 shares issued and outstanding, as adjusted	$9,858
Retained earnings	57,450
Accumulated other comprehensive (loss), net	(1,847)
Total shareholders’ equity	$65,461

Total capitalization(4):	$75,461

Book value per share	$13.28

Tangible book value per share	$11.89

Capital ratios:
Tangible equity to tangible assets (5)	7.25%
Leverage capital(6)	8.82
Tier 1 capital(6)(7)	11.19
Total capital(6)(7)	12.28

(1)	Assumes the sale of 1,000,000 shares in this offering, generating net proceeds of $ million, after deducting offering expenses. If the underwriter exercises its over-allotment option in full, 150,000 additional shares of common stock would be sold, resulting in additional net proceeds to us of approximately $ million.
(2)	Includes only long-term debt that is included in our capital under regulatory capital guidelines.
(3)	Does not include 152,957 shares issuable at prices ranging from $16.10 per share to $28.60 per share upon exercise of stock options outstanding as of September 30, 2006. Options with respect to only 24,945 shares of common stock were exercisable as of September 30, 2006.
(4)	Includes total shareholders’ equity and junior subordinated debentures related to our trust preferred securities.
(5)	The tangible equity to tangible assets ratio is computed based on total shareholders’ equity and total assets, each less intangible assets.
(6)	These ratios are described under the captions “Supervision and Regulation—Governmental Policies and Legislation—Capital Requirements” and “—Federal Deposit Insurance Act and Prompt Corrective Action Requirements.”
(7)	As adjusted capital ratios assume that net proceeds are invested immediately in federal funds sold which are risk-weighted for purposes of calculating regulatory capital ratios at 20%.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market) under the symbol “EVBS.” We have applied to have our common stock listed on the Nasdaq Global Market under the same symbol, and we intend to have such listing effective prior to the closing of this offering.

The table below sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the Nasdaq Capital Market and the dividends declared per share on our common stock. Due to the limited volume of trading in our common stock, these transactions do not necessarily reflect the intrinsic or market value of the stock at the time they were completed.

	Sale price range		Cash dividends declared per share
Quarter	High	Low
2006
Fourth quarter (through October 31, 2006)	$23.13	$21.00	$0.16
Third quarter	22.10	20.05	0.16
Second quarter	23.25	21.00	0.16
First quarter	23.16	20.40	0.15

2005
Fourth quarter	21.47	19.31	0.15
Third quarter	21.03	19.25	0.15
Second quarter	25.60	19.62	0.15
First quarter	25.84	21.90	0.15

2004
Fourth quarter	26.02	21.00	0.15
Third quarter	23.76	19.60	0.15
Second quarter	24.98	19.07	0.15
First quarter	29.89	22.50	0.15

On October 31, 2006, the last reported sale price of our common stock on the Nasdaq Capital Market was $22.00 per share. At September 30, 2006, there were 4,928,780 shares of our common stock outstanding, held by approximately 1,723 holders of record.

We have historically paid cash dividends on a quarterly basis. However, we cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the future consolidated earnings, financial condition, liquidity and capital requirements for us and EVB, applicable governmental regulations and policies and other factors deemed relevant by our board of directors.

We are organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

We are a legal entity separate and distinct from our subsidiaries. Our ability to distribute cash dividends will depend primarily on the ability of EVB to pay dividends to us, and EVB is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, EVB is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, EVB may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve and the state of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state of Virginia and the Federal Reserve have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. Under the Federal Reserve’s regulations, EVB may not declare or pay any dividend in excess of its net income for the current year plus any retained net income from the prior two calendar years. EVB may also not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits, as reported to the Federal Reserve.

In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. The Federal Reserve has indicated that a bank holding company should generally pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition.

For additional information on these limitations, see “Supervision and Regulation – Governmental Policies and Legislation – Dividends” on page 54.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s discussion and analysis of our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors, including those discussed under the captions “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” This discussion is intended to assist in understanding our financial condition and results of operations.

Overview

We are a bank holding company headquartered in Tappahannock, Virginia (45 miles northeast of Richmond, Virginia). Through our wholly-owned bank subsidiary, EVB, we operate 22 full service branches in eastern Virginia, as shown on the map on the inside front cover of this prospectus. EVB is a community bank targeting small to medium-sized businesses and consumers in our traditional coastal plain markets and the emerging suburbs outside of the Richmond and Greater Tidewater areas.

We provide a broad range of personal and commercial banking services including commercial, consumer and real estate loans. We complement our lending operations with an array of retail and commercial deposit products and fee-based services. Our services are delivered locally by well trained and experienced bankers, whom we empower to make decisions at the local level so that they can provide timely lending decisions and respond promptly to customer inquiries. We believe that, by offering our customers personalized service and a breadth of products, we can compete effectively as we expand within our existing markets and into new markets.

The great majority of our income is net interest income earned by EVB. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. EVB’s cost of money is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates we pay for those funds. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. We also generate fee income through the ownership of EVB Financial Services, Inc. and its subsidiaries. Through EVB Title, LLC, EVB Investments, Inc., EVB Insurance, Inc. and EVB Mortgage, Inc., we augment our income by providing financial products and services that are complementary to traditional banking products.

Results of Operations

In April, we completed our three year Standards of Excellence Engagement, which implemented the best practices of our former subsidiary banks and centralized management and board processes, consolidated backroom operations and adopted standardized policies and practices throughout our company. We have begun to realize the financial benefits of this project during 2006. Our net income was $2.0 million for the three months ended September 30, 2006, an increase of 16.7% or $282 thousand over the three months ended September 30, 2005. For the three months ended September 30, 2006, earnings per diluted share was $0.40, an increase of 17.6% over the comparable 2005 period.

Core earnings, which we define as net income excluding realized gains on sale of securities and sale of fixed assets, have also improved during 2006. The following table presents a comparison of our core earnings for the three and nine month periods ended September 30, 2006 and 2005:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in thousands, except per share data)
Net Income	$1,969	$1,687	$5,321	$4,907
Less: realized gains, net of tax:
Sale of AFS securities	3	68	24	148
Sale of fixed assets and OREO	—	15	17	14

	3	83	41	162

Core Earnings	$1,966	$1,604	$5,280	$4,745

Diluted earnings per share	$0.40	$0.34	$1.08	$1.00
Core earnings per share	$0.40	$0.33	$1.07	$0.97

For the three months ended September 30, 2006, net interest income increased 6.9% or $518 thousand over the three months ended September 30, 2005 figure. Noninterest income excluding realized gains on sale of securities and sale of fixed assets for the three months ended September 30, 2006 increased 14.0% or $166 thousand over the comparable 2005 period. For the three months ended September 30, 2006, noninterest expense increased 4.1% or $249 thousand over the three months ended September 30, 2005 figure. Merging our subsidiary banks reduced certain noninterest expenses and increased others in the quarter ended September 30, 2006. Data processing and consulting expenses declined, while marketing and advertising expenses for promoting the new EVB brand increased. We expect marketing and advertising expenses to decline as our markets become accustomed to the EVB brand.

Net income for the nine months ended September 30, 2006 increased $414 thousand or 8.4%, compared to the same period in 2005. Year-to-date net interest income increased $1.2 million or 5.5% over the same period in 2005. Provision for loan losses increased $33 thousand as a result of growth in the loan portfolio. Noninterest income, excluding securities gains and losses, increased $413 thousand or 12.3%, and realized gains on securities sales decreased $188 thousand, each compared to the nine months ended September 30, 2005. Salaries and benefits increased $303 thousand or 2.8%, of which $234 thousand was a pension expense increase, occupancy and equipment expense increased $221 thousand or 8.1% primarily due to additional space leased at the Glenns office in mid 2005. Marketing expense related to merging our bank subsidiaries and the EVB name roll out increased $386 thousand. Consultant fees decreased $145 thousand or 20.9% and data processing expense decreased $194 thousand, or 35.3%, as we began to realize the benefits of the second quarter merger of three banks into a single bank.

We had net income of $6.7 million, or $1.37 per share on a basic and a diluted basis, for the year ended December 31, 2005, a decrease of 7.1% from $7.2 million and $1.49 per share on basic and $1.48 per share on a diluted basis for 2004. While we increased net interest income for the year ended December 31, 2005, this was counteracted by increased noninterest expenses that lowered net income and earnings per share. The higher noninterest expense was the result of our Standards of Excellence Engagement and the full expense impact of two new branches. Core earnings during the period from 2004 to 2005 continued to improve as net interest income increased by 3.6%, and noninterest income excluding realized gains on securities increased 6.7% from the prior year. As stated, this was largely offset by an 11.4% increase in noninterest expenses, which reflects a slowing of the higher expense rate when compared to a 21.1% increase in noninterest expenses between 2003 and 2004.

The table below lists our quarterly performance for nine months ended September 30, 2006 and for the year ended December 31, 2005.

	Three Months Ended
	2006			2005
	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
	(Dollars in thousands, except per share data)
Interest income	$13,137	$12,469	$11,681	$11,660	$10,979	$10,511	$10,079
Interest expense	5,163	4,506	4,190	3,836	3,523	3,030	2,809

Net interest income	7,974	7,963	7,491	7,824	7,456	7,481	7,270
Provision for loan losses	204	204	113	64	282	198	8

Net interest income after provision for loan losses	7,770	7,759	7,378	7,760	7,174	7,283	7,262
Noninterest income	1,359	1,305	1,149	1,139	1,313	1,132	1,143
Noninterest expense	6,393	6,563	6,373	6,346	6,144	6,276	6,127

Income before applicable income taxes	2,736	2,501	2,154	2,553	2,343	2,139	2,278
Applicable income taxes	767	700	603	734	656	590	607

Net Income	$1,969	$1,801	$1,551	$1,819	$1,687	$1,549	$1,671

Net income per share, basic	$0.40	$0.37	$0.32	$0.37	$0.34	$0.32	$0.34
Net income per share, diluted	$0.40	$0.37	$0.32	$0.37	$0.34	$0.32	$0.34

Net Interest Income

Net interest income is the difference between interest income and interest expense. In order to calculate our net interest income, income from tax-exempt securities is adjusted to a tax-equivalent basis using the federal statutory tax rate of 34%. Tax-exempt securities income may be increased by the disallowance for income tax purposes of a portion of total interest expense based on the ratio of average tax-exempt securities to average total assets. After these adjustments, tax-exempt income is presented on a basis comparable with income from fully taxable earning assets.

Changes in the volume and mix of earning assets and interest bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The “Average Balances, Income and Expense, Yields and Rates” table presents average balances, related interest income and expense, and average yield/cost data for each of the past three years. The “Volume and Rate Analysis” table that follows reflects changes in interest income and interest expense resulting from changes in average volume and average rates.

Our net interest income on a fully tax equivalent basis totaled $23.9 million for the first nine months of 2006, a $1.2 million increase over our performance for the first nine months of 2005. Average earning assets for the nine months ended September 30, 2006 increased 11.5% to $738.9 million, compared to $662.7 million for the first nine months of 2005. Average loans increased 14.2%, average securities decreased 0.9% and average federal funds sold increased 75.7% when comparing the first nine months of 2006 to the same period in 2005.

The fully tax equivalent net interest margin for the nine month period ended September 30, 2006 was 4.32%, compared to 4.56% for the year ended 2005 and 4.58% for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, the yield on earning assets increased 36 basis points and the cost of interest bearing liabilities increased 75 basis points, narrowing the spread between the yield on earning assets and the cost of funds, compared to the first nine months of 2005.

Tax-equivalent net interest income increased 3.0% in 2005 to $30.7 million from $29.8 million in 2004. Average earning assets grew 5.4%, which accounted for the majority of a $3.3 million increase in interest income. Interest-bearing liabilities grew 4.2%, which accounted for the majority of a $2.4 million increase in interest expense.

We had a net interest margin of 4.56% for 2005, an eleven basis point decrease from 4.67% in 2004. Our yield on earning assets increased 17 basis points to 6.52% in 2005 from 6.35% in 2004, while the cost of interest-bearing funds increased 35 basis points from 1.98% in 2004 to 2.33% in 2005. The larger increase in interest expense more than offset the increased earning assets, resulting in an 11 basis point decrease in the net interest margin.

Average earning asset growth of 5.4% in 2005 resulted from increases in average loans outstanding of 7.9%, a decrease in federal funds sold of 41.4% and a slight decrease in average securities. Growth in average earning assets of $34.3 million was primarily funded by average deposit growth of $12.7 million and an increase in average borrowings of $19.9 million. In 2004, net interest income on a tax equivalent basis increased 11.7% to $29.8 million from $26.7 million in 2003. Average earning asset growth of 15.1% was the primary factor in the increase in net interest income and in producing a net interest margin of 4.67%, a 14 basis point decrease from 4.81% in 2003.

Historically, the net interest margin pressure caused by an economic environment with a flat or inverted yield curve has proved extremely challenging for the banking industry. At June 30, 2004, just as the Federal Open Market Committee began raising the federal funds rate, which resulted in a matching increase in the Wall Street prime rate, the yield on a three month maturity treasury bond was 1.37% or 253 basis points below the 3.90% yield on a five year treasury and 332 basis points below the 4.69% yield on a 10 year treasury. At October 30, 2006, that yield had inverted to the point that a three month treasury was yielding 5.12%, while the five year and ten year treasury were yielding 4.74% and 4.77%, respectively. The yield curve change from a more than 250 basis point premium for a longer investment to a position where there is no premium for time risk is presenting funding and interest margin management pressures to us, as a flat or inverted yield curve significantly increases competition for deposits and their cost. While deposit costs are increasing, the lack of a similar movement in longer-term rates limits the yield increase on fixed rate loans. As a result, management considers the short-term risk of a further decrease in the net interest margin to be more likely than the potential of an increase in the margin.

The following tables show interest income on earning assets and related average yields, as well as interest expense on interest-bearing liabilities and related average rates paid, for the periods indicated.

	Nine Months Ended September 30,
	2006			2005
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
Assets:
Securities
Taxable	$95,654	$3,600	5.03%	$93,641	$3,226	4.61%
Tax exempt (1)	34,600	1,541	5.95	37,817	1,680	5.94

Total securities	130,254	5,141	5.28	131,458	4,906	4.99
Federal funds sold	5,146	195	5.07	2,929	64	2.92
Loans, net of unearned income (2)	603,467	32,422	7.18	528,290	27,112	6.86

Total earning assets	738,867	37,758	6.83%	662,677	32,082	6.47%
Less allowance for loan losses	(6,759)			(6,596)
Total non-earning assets	56,080			59,259

Total assets	$788,188			$715,340

Liabilities & Shareholders’ Equity
Interest bearing deposits
Checking	$78,683	$218	0.37%	$77,558	$296	0.51%
Savings	103,047	966	1.25	124,685	969	1.04
Money market savings	46,252	690	1.99	52,297	422	1.08
Large dollar certificates of deposit (3)	100,134	3,138	4.19	76,647	1,976	3.45
Consumer certificates of deposit	200,544	5,704	3.80	176,518	4,059	3.07

Total interest-bearing deposits	528,660	10,716	2.71	507,705	7,722	2.03
Fed funds purchased	2,243	81	4.83	2,234	55	3.29
Other borrowings	89,825	3,062	4.56	48,034	1,585	4.41

Total interest-bearing liabilities	620,728	13,859	2.99%	557,973	9,362	2.24%
Noninterest-bearing liabilities
Demand deposits	98,094			91,364
Other liabilities	6,348			5,415

Total liabilities	725,170			654,752
Shareholders’ equity	63,018			60,588

Total liabilities and shareholders’ equity	$788,188			$715,340

Net interest income		$23,899			$22,720

Interest rate spread (4)			3.84%			4.23%
Interest expense as a percent of average earning assets			2.51%			1.89%
Net interest margin (5)			4.32%			4.58%

(1)	Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.
(2)	Nonaccrual loans have been included in the computations of average loan balances.
(3)	Large dollar certificates of deposit are certificates issued in amounts of $100,000 or greater.
(4)	Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(5)	Net interest margin is the net interest income, calculated on a fully taxable basis assuming a federal income tax rate of 34%, expressed as a percentage of average earning assets.

	Year Ended December 31,
	2005			2004			2003
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
Assets:
Securities
Taxable	$95,688	$4,477	4.68%	$89,686	$4,460	4.97%	$66,417	$3,430	5.16%
Tax exempt (1)	37,456	2,216	5.92	46,596	2,784	5.97	49,089	2,989	6.09

Total securities	133,144	6,693	5.03	136,282	7,244	5.32	115,506	6,419	5.56
Federal funds sold	2,477	76	3.07	4,230	53	1.25	8,507	95	1.12
Loans (net of unearned income) (2)	537,736	37,137	6.91	498,568	33,298	6.68	431,051	30,604	7.10

Total earning assets	673,357	43,906	6.52%	639,080	40,595	6.35%	555,064	37,118	6.69%
Less allowance for loan losses	(6,632)			(6,788)			(6,087)
Total non-earning assets	59,427			59,112			38,307

Total assets	$726,152			$691,404			$587,284

Liabilities & Shareholders’ Equity:
Interest bearing deposits
Checking	$78,953	$398	0.50%	$79,094	$428	0.54%	$61,177	$329	0.54%
Savings	122,373	1,312	1.07	128,041	1,296	1.01	119,547	1,458	1.22
Money market savings	51,451	595	1.16	57,103	520	0.91	45,696	494	1.08
Large dollar certificates of deposit (3)	79,782	2,813	3.53	64,611	2,123	3.29	53,098	1,882	3.54
Other certificates of deposit	179,198	5,654	3.16	179,748	4,925	2.74	161,063	5,164	3.21

Total interest-bearing deposits	511,757	10,772	2.10	508,597	9,292	1.83	440,581	9,327	2.12
Other borrowings	54,543	2,426	4.45	34,679	1,478	4.26	25,784	1,095	4.25

Total interest-bearing liabilities	566,300	13,198	2.33%	543,276	10,770	1.98%	466,365	10,422	2.23%
Noninterest-bearing liabilities
Demand deposits	93,376			83,841			61,055
Other liabilities	5,603			6,005			5,224

Total liabilities	665,279			633,122			532,644
Shareholders’ equity	60,873			58,282			54,640

Total liabilities and shareholders’ equity	$726,152			$691,404			$587,284

Net interest income		$30,708			$29,825			$26,696

Interest rate spread (4)			4.19%			4.37%			4.45%
Interest expense as a percent of average earning assets			1.96%			1.69%			1.88%
Net interest margin (5)			4.56%			4.67%			4.81%

(1)	Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.
(2)	Nonaccrual loans have been included in the computations of average loan balances.
(3)	Large dollar certificates of deposit are certificates issued in amounts of $100,000 or greater.
(4)	Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(5)	Net interest margin is the net interest income, calculated on a fully taxable basis assuming a federal income tax rate of 34%, expressed as a percentage of average earning assets.

Volume and Rate Analysis

The following table shows the change in income and expense from our earning assets and interest-bearing liabilities attributable to changes in the volume and interest rate.

	September 2006 vs. 2005 Increase (Decrease) (1) Due to Changes in:			September 2005 vs. 2004 Increase (Decrease) (1) Due to Changes in:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Earning Assets:
Taxable securities	$(26)	$400	$374	$286	$(441)	$(155)
Tax exempt securities (2)	(143)	4	(139)	(434)	(24)	(458)
Loans (net of unearned income)	3,560	1,750	5,310	1,499	907	2,406
Federal funds sold	45	86	131	(30)	58	28

Total earning assets	3,436	2,240	5,676	1,321	500	1,821

Interest-Bearing Liabilities:
Interest checking	32	(110)	(78)	2	(23)	(21)
Savings deposits	(240)	237	(3)	(37)	38	1
Money market accounts	(160)	428	268	(53)	86	33
Consumer certificates of deposit	523	639	1,162	514	114	628
Large denomination certificates (3)	245	1,400	1,645	(168)	337	169
Other borrowings	1,404	99	1,503	494	47	541

Total interest-bearing liabilities	1,804	2,693	4,497	752	599	1,351

Change in net interest income	$1,632	$(453)	$1,179	$569	$(99)	$470

(1)	Changes caused by the combination of rate and volume are allocated based on the percentage caused by each.
(2)	Income and yields are reported on a tax-equivalent basis, assuming a federal tax rate of 34%.
(3)	Large denomination certificates are those issued in amounts of $100 thousand or greater.

For the nine months ended September 30, 2006, the increase in net interest income resulted from a combination of higher volume and rates in earning assets. The increases in interest income were partially offset by the higher rates on all interest-bearing liabilities except interest checking and a volume increase in long-term borrowings. In particular, large denomination certificates of deposits were influenced by higher rates. The increased cost of deposits and borrowings seen in the rate column, more than offset the increase from rates in the earning assets. The Federal Reserve continued raising rates through the first seven months of 2006 which caused customers to move out of lower yielding deposits and into higher yielding certificates of deposits or other investments outside of EVB. Demand deposits increased with most of this coming in personal and business checking. The slowing of deposit growth resulted in an increase in other borrowings and a liquidating of securities to help fuel the loan growth.

	2005 vs. 2004 Increase (Decrease) Due to Changes in:(1)			2004 vs. 2003 Increase (Decrease) Due to Changes in:(1)
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Earning Assets:
Taxable securities	$285	$(268)	$17	$1,160	$(130)	$1,030
Tax exempt securities (2)	(545)	(23)	(568)	(147)	(58)	(205)
Loans (net of unearned income)	2,665	1,174	3,839	4,582	(1,888)	2,694
Federal funds sold	(29)	52	23	(52)	10	(42)

Total earning assets	2,376	935	3,311	5,543	(2,066)	3,477

Interest-Bearing Liabilities:
Interest checking	2	(32)	(30)	99	—	99
Savings deposits	(59)	75	16	102	(264)	(162)
Money market accounts	(57)	132	75	111	(85)	26
Consumer certificates of deposit	(7)	736	729	321	(560)	(239)
Large denomination certificates (3)	526	164	690	381	(140)	241
Long-term borrowings	880	68	948	380	3	383

Total interest-bearing liabilities	1,285	1,143	2,428	1,394	(1,046)	348

Change in net interest income	$1,091	$(208)	$883	$4,149	$(1,020)	$3,129

(1)	Changes caused by the combination of rate and volume are allocated based on the percentage caused by each.
(2)	Income and yields are reported on a tax-equivalent basis, assuming a federal tax rate of 34%.
(3)	Large denomination certificates are those issued in amounts of $100 thousand or greater.

In 2005, the increase in net interest income resulted from a combination of higher volume and rates in earning assets. This increase was partially offset by a volume increase in both large denomination certificates of deposit and long-term borrowings and higher rates on all interest-bearing liabilities except interest checking. The increased cost of deposits and borrowings seen in the rate column, more than offset the increase from rates in the earning assets. The Federal Reserve continued to raise rates throughout 2005 which caused customers to move out of lower yielding deposits and into higher yielding certificates of deposit or other investments outside of EVB. We did have an increase in demand deposits with most of this coming in personal and business checking. The slowing of deposit growth resulted in an increase in other borrowings and a liquidating of securities to help fuel the loan growth.

Interest Sensitivity

Our primary goals in interest rate risk management are to minimize negative fluctuations in net interest margin and to increase the dollar amount of net interest income at a growth rate consistent with the growth rate of total assets. These goals are accomplished by managing the interest sensitivity gap, which is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest sensitivity gap is managed by balancing the volume of floating rate liabilities with a similar volume of floating rate assets, by keeping the average maturity of fixed rate asset and liability contracts reasonably consistent and short, and by routinely adjusting pricing to market conditions on a regular basis.

Matching the amount of assets and liabilities maturing in the same time interval helps to hedge interest rate risk and to minimize the impact on net interest income of rising or falling interest rates. When an unacceptable positive gap within a one-year time frame occurs, the maturity of assets can be extended by selling shorter-term investments and purchasing longer maturities. When a comparable negative gap occurs, variable rate loans can be increased and more investment in shorter-term investments can be made. Interest rate gaps are also managed through investments, loan pricing and deposit pricing. The banking industry traditionally faces funding challenges in an environment such as today’s when the yield curve is flat to inverted. Managing the interest rate gap has become much more challenging in this current interest rate environment where many depositors have chosen to move funds out of savings and money market accounts and into higher rate, longer maturity certificates of deposit or the securities market. While this customer change in deposit preference unfavorably impacts the current interest margin, it creates an asset sensitive balance sheet, as more assets are subject to short-term interest rate increases than the amount of liabilities subject to the same short-term increases.

The following table shows the repricing dates for our earning assets and interest-bearing liabilities. The repricing date may differ from maturity date due to prepayment assumptions and various other adjustments. The repricing dates for certain liabilities are based on data provided by the Federal Financial Institutions Examinations Council.

	September 30, 2006
	1 to 90 Days	90 Days - 1 Year	1 to 3 Years	3 to 5 Years	over 5 Years	Total
	(Dollars in thousands)
Earning Assets:
Loans, net of unearned discount	$85,256	$199,735	$220,749	$72,281	$59,112	$637,133
Investment Securities	36,194	11,289	31,155	19,933	28,974	127,545
Federal funds sold	1,009	—	—	—	—	1,009

Total rate sensitive assets	$122,459	$211,024	$251,904	$92,214	$88,086	$765,687

Cumulative totals	122,459	333,483	585,387	677,601	765,687

Interest-Bearing Liabilities:
Interest Checking	$5,829	$15,623	$25,984	$13,507	$18,750	$79,693
Money Market	3,927	10,265	15,427	7,153	6,779	43,551
Savings deposits	6,207	16,894	29,572	16,399	22,648	91,720
Time Deposits	39,092	205,276	52,030	28,262	96	324,756
FHLB Borrowings and Trust Preferred debt	13,156	27,868	27,000	33,500	—	101,524

Total rate sensitive liabilities	$68,211	$275,926	$150,013	$98,821	$48,273	$641,244

Cumulative totals	68,211	344,137	494,150	592,971	641,244

Interest sensitivity gap	$54,248	$(64,902)	$101,891	$(6,607)	$39,813

Cumulative interest sensitivity gap	$54,248	$(10,654)	$91,237	$84,630	$124,443

Cumulative interest sensitivity gap as a percentage of earning assets	7.1%	(1.4)%	11.9%	11.1%	16.3%

Noninterest Income

The following table shows the components of noninterest income for the periods indicated.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Dollars in thousands)
Service charge on deposit accounts	$2,382	$2,159	$2,986	$2,953	$2,399
Gain on sale of available for sale securities	36	224	224	303	173
Gain on sale of OREO or fixed assets	26	22	22	—	155
Other operating income	1,369	1,183	1,495	1,268	1,217

	$3,813	$3,588	$4,727	$4,524	$3,944

For the nine months ended September 30, 2006, noninterest income excluding net realized gains on securities sales was $3.8 million compared to $3.4 million in the prior year. Net realized gains on called or sold securities was $36 thousand for the first nine months of 2006, compared to $224 thousand for the same period in 2005. Service charges on deposit accounts increased $223 thousand and other operating income increased $186 thousand for the nine months ended September 30, 2006, compared to the same period in 2005.

Noninterest income increased by $203 thousand or 4.5% from $4.5 million in 2004 to $4.7 million in 2005. Service charges on deposit accounts, the largest source of noninterest income, increased by $33 thousand or 1.1% to $3.0 million in 2005. Other operating income increased $227 thousand or 17.9% from $1.3 million in 2004 to $1.5 million in 2005. Other operating income includes a $217 thousand increase in other investment income, which includes the increased revenue of the investment services business and from EVB Mortgage, a joint venture entered into during the first quarter of 2004 with Southern Trust Mortgage. The increased income was related to loan volume generated by EVB Mortgage in the final three quarters of 2005. Realized gain on sale of securities decreased $79 thousand to $224 thousand from $303 thousand in the prior year. Other items in this category are a loss of $58 thousand on disposal of fixed assets as we upgraded to a voice over internet protocol (VOIP) telephone system which uses our computer lines to transmit most of our telephone traffic.

Noninterest income increased $580 thousand or 14.7% from 2003 to 2004, attributable to a $554 thousand increase in service charges on deposits, a $51 thousand increase in other operating income, a $155 thousand decrease in gain on sale of other real estate and a $130 thousand increase in realized gain on sale of securities.

Noninterest Expense

The following table shows the components of noninterest expense for the periods indicated.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Dollars in thousands)
Salaries and employee benefits	$10,958	$10,655	$14,100	$12,737	$10,009
Occupancy and equipment	2,948	2,727	3,717	3,272	2,658
Data processing	355	549	754	647	487
Consultant fees	549	694	1,165	772	804
Telephone	417	418	547	479	397
Marketing and advertising	741	355	459	454	379
Printing and supplies	301	315	391	629	654
Directors fees	361	346	441	342	468
Other operating expenses	2,699	2,488	3,409	3,016	2,599

Total noninterest expense	$19,329	$18,547	$24,983	$22,348	$18,455

For the nine month period ended September 30, 2006, noninterest expense increased 4.2% to $19.3 million, compared to $18.5 million for the same period in 2005. Expense increases were as follows: salaries and benefits by $303 thousand or 2.8%, occupancy and equipment by $221 thousand or 8.1% and marketing and advertising by $386 thousand or 109%. Material expense decreases for the nine months ended September 30, 2006 include data processing by $194 thousand and consultant fees by $145 thousand. Excluding year-to-date expenses related to merging our subsidiary banks, we believe that noninterest expense would be relatively flat compared to the prior year.

Total noninterest expense increased $2.5 million or 11.4% during 2005, compared to an increase of $3.9 million or 21.1% during 2004. In total dollars, noninterest expense was $24.9 million in 2005, compared to $22.3 million in 2004. Higher salaries and benefits accounted for $1.4 million, or 53.6%, of the increase. On a year to year basis, salaries and benefits increased 10.7% to $14.1 million in 2005, compared to $12.7 million in 2004, slowing from the previous year’s increase. The increase in salaries and benefits was the result of additions to staff related to the opening of the new Central Garage office in late fourth quarter 2004 and the opening of the Glenns office in June 2005. These two locations added $229 thousand to personnel expense. Other personnel expenses included a $369 thousand or 39.2% increase in pension expense, resulting from actuarial estimates related to market performance, the discount rate used and the prior year staff increases, a $126 thousand or 7.5% increase in payroll taxes and employee health insurance, and normal increases in salaries and other benefits. The total number of officers and staff increased by 13 or 4.6% to 296 at year end 2005, compared to 283 at year end 2004 as a result of an increase in staff for the new branch opened in June and an increase in customer contact areas.

Net occupancy and equipment expense increased $445 thousand or 13.6% to $3.7 million for 2005, from $3.3 million in 2004. The Central Garage branch and the Glenns branch contributed $255 thousand to this increase in net occupancy and equipment expense. Other building and equipment expenses have increased as a result of the branch expansion over the last two years and the increases brought on by rising energy prices. The following expenses increased: utilities by $34 thousand; building repairs and maintenance by $37 thousand; rent by $48 thousand; and equipment service contracts by $33 thousand.

Other operating expenses increased $737 thousand or 11.7% to $7.1 million in 2005 from $6.3 million in 2004. Primary contributors to this expense growth were increases in: data processing $107 thousand; consultant fees $393 thousand; and director fees $99 thousand. Data processing fees increased due to expansion of capacity and other upgrades. Consulting expense grew due to our incurring the last of the expenses for the second phase of the Standards of Excellence Engagement in the first half of the year and incurring some of the expenses related to the merger of our three bank subsidiaries in the last quarter of the year. The increase in director fees was primarily the result of more meetings related to the bank merger project. Audit and accounting fees increased due to compliance with the Sarbanes-Oxley Act which created an additional fee from the outside auditor for their attestation on the control system and the engaging of another consulting firm to do internal work in maintaining compliance with the Sarbanes-Oxley Act and other risk control audits. Miscellaneous lending and credit bureau expenses increased due to higher loan volume, while credit card expense increased due to bringing most of the function in-house.

Total noninterest expense increased $3.9 million or 21.1% from $18.5 million in 2003 to $22.3 million in 2004. Salaries and benefits accounted for $2.7 million of the increase, increasing 27.3% to $12.7 million in 2004, compared to $10.0 million in 2003. The increase in salaries and benefits was the result of the full year of expenses for additions to staff related to the opening of the new Gloucester Point office that opened in late first quarter 2003 and the acquisition of three new offices divested by BB&T/First Virginia Bank-Hampton Roads in the fourth quarter of 2003. In addition, several staff members were added to comply with internal control compliance related to the Sarbanes-Oxley Act and to add additional infrastructure to position us for growth. Other personnel expenses included a $341 thousand or 56.8% increase in pension expense related to adding the Hanover Bank subsidiary and the staff of the three branches acquired in September 2003 to the pension plan, a $204 thousand or 26.6% increase in payroll taxes and employee health insurance, and normal increases in salaries and other benefits. The total number of officers and staff increased by 39 or 16.0% to 283 at year end 2004, compared to 244 at year end 2003.

Net occupancy and equipment expense increased $614 thousand or 23.1% to $3.3 million for 2004, from $2.7 million in 2003. The primary contributor to the increase was related to a full year of expenses for the three branches purchased in the fourth quarter of 2003. They accounted for $402 thousand of the overall increase in net occupancy and equipment expense. Other operating expenses increased $551 thousand or 9.5% to $6.4 million in 2004 from $5.8 million in 2003. Primary contributors to this expense increase were $210 thousand of amortization of core deposit premium related to the acquisition of $66 million of deposits as part of the branch offices purchased in the fourth quarter of 2003 and data processing fees of $160 thousand related to enterprise licensing fees for technology growth. We spent approximately $300 thousand in consultant fees related to complying with the Sarbanes-Oxley Act while budgeting only $100 thousand. The cost of complying with the Sarbanes-Oxley Act was significant to us and it is estimated that the reoccurring annual cost will be $100 thousand to maintain compliance.

Income Taxes

Income tax expense for the quarter ended September 30, 2006 was $767 thousand, compared to $656 thousand for the same period in 2005. Income taxes reflected an effective tax rate of 28.0% for the third quarter of both 2006 and 2005.

For the nine months ended September 30, 2006, income tax expense was $2.1 million, compared to $1.9 million for the same period in the prior year. Impacting our effective tax rate is a decrease in tax exempt income as we decreased the percentage of the investment portfolio invested in tax free municipal bonds.

Income tax expense in 2005 decreased $44 thousand to $2.6 million, compared to $2.6 million in 2004 and $2.6 million in 2003. Income tax expense corresponds to an effective rate of 27.8%, 26.7% and 26.5% for the three years ended December 31, 2005, 2004, and 2003, respectively. The 110 basis point increase in effective tax rate in 2005 was primarily the result of decreased tax-exempt income.

Note 9 to the Consolidated Financial Statements provided elsewhere in this prospectus provides a reconciliation between the amount of income tax expense computed using the federal statutory income tax rate and our actual income tax expense. Also included in Note 9 to the Consolidated Financial Statements is information regarding deferred taxes for 2005 and 2004. Note 9 to the Consolidated Financial Statements is incorporated by reference into this section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Loan Portfolio

Total loans, net of unearned income, amounted to $637.1 million at September 30, 2006, an increase of $80.4 million, or 14.4%, from $556.7 million at September 30, 2005, and an increase of $63.0 million, or 11.0%, from $574.1 million at December 31, 2005. Net loans as a percent of total assets were 77.3% at September 30, 2006, compared to 72.8% at September 30, 2005 and 74.3% at 2005 year-end. Loan demand continues to be strong at a time that deposit growth is challenging.

Loans, net of unearned income, increased to $574.1 million at December 31, 2005, an increase of $61.5 million or 12.0% from $512.6 million at year-end 2004. The real estate loan portfolio increased by $54.6 million and commercial, industrial and agricultural loans increased by $9.1 million, while all other loans, primarily consumer loans, decreased $2.9 million. Real estate construction loans grew $23.9 million, or 101.1%, while commercial real estate loans grew $20.3 million, or 15.4%. The loan growth was driven by the continued economic expansion in the business markets that we serve.

At year-end 2004, loans, net of unearned income, were $512.6 million, an increase of $25.8 million or 5.3% from $486.8 million at year-end 2003. Loan growth in 2004 was primarily in the real estate portfolio, which increased $37.3 million. The remainder of the portfolio had an $11.5 million decrease.

The following table shows the composition of the loan portfolio for the dates indicated.

	September 30, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
			(Dollars in thousands)
Commercial, industrial and agricultural loans	$59,068	$55,732	$46,629	$55,547	$46,926	$43,809
Residential real estate mortgage	278,791	263,191	252,895	236,199	198,303	179,641
Real estate construction	81,237	47,620	23,675	20,199	15,684	10,708
Commercial real estate	167,369	151,897	131,580	114,426	74,806	49,239
Consumer loans	50,582	55,680	58,801	62,166	66,787	68,607
All other loans	216	321	96	86	191	650

Total loans	637,263	574,441	513,676	488,623	402,697	352,654
Less unearned income	(130)	(356)	(1,126)	(1,873)	(3,563)	(4,657)

Total loans net of unearned discount	637,133	574,085	512,550	486,750	399,134	347,997
Less allowance for loan losses	(6,880)	(6,601)	(6,676)	(6,495)	(5,748)	(5,234)

Net loans	$630,253	$567,484	$505,874	$480,255	$393,386	$342,763

At September 30, 2006, 82.8% of our loan portfolio was secured by real estate, 43.8% of the loan portfolio was secured by residential real estate and 26.3% was secured by commercial real estate. In addition, at September 30, 2006, 12.8% of the loan portfolio consisted of real estate construction loans and 9.3% consisted of commercial loans. Consumer loans totaled only 7.9% of our loan portfolio at September 30, 2006.

Approximately 80.6% of our loan portfolio at December 31, 2005 was comprised of loans secured by real estate. Residential real estate mortgages made up 45.8% of the loan portfolio at that date as compared to 49.3% at year-end 2004 and 48.5% at year-end 2003. Commercial real estate loans increased from 25.7% of the total loan portfolio at year-end 2004 to 26.5% at year-end 2005. Real estate construction loans accounted for 8.3% of total loans outstanding at year-end 2005 and 4.6% at year-end 2004. Consumer loans are the fourth largest component of our loan portfolio in 2005, dropping from third in 2004. Consumer loans were 9.6% of the loan portfolio at year-end 2005, and 11.3% and 12.4% at year-end 2004 and 2003, respectively. This portfolio component consists primarily of installment loans. Net consumer loans for household, family and other personal expenditures totaled $55.3 million at 2005 year-end, a decrease of $2.4 million from $57.7 million at 2004 year-end. General economic conditions and intense competition including various rebate programs with low rates by the automotive industry continued the trend that started in 2002, decreasing consumer loans both in absolute amount and as a percentage of the total loan portfolio. Our commercial loans are designed specifically to meet the needs of small and medium size business customers. This category of loans increased $9.1 million in total loans outstanding at year-end 2005 compared to 2004, with the percentage to total loans increasing to 9.7% of the total loan portfolio from 9.1% at year-end 2004.

Consistent with our focus on providing community-based financial services, we generally do not make loans outside of our principal market region. We do not engage in foreign lending activities; consequently the loan portfolio is not exposed to the sometimes volatile risk from foreign credits. We further maintain a policy not to originate or purchase loans classified by regulators as highly leveraged transactions or loans to foreign entities or individuals. Our unfunded loan commitments, excluding credit card lines and letters of credit, at September 30, 2006 totaled $104.8 million, an increase of $16.0 million from $88.8 million at December 31, 2005. The unfunded loan commitments as December 31, 2004 totaled $65.3 million. Unfunded loan commitments (excluding $19.2 million in home equity lines) are used in large part to meet seasonal needs of commercial borrowers and for residential and commercial construction lending.

The following table presents loan categories that are particularly sensitive to rate changes:

	Nine months ended September 30, 2006
	(Dollars in thousands)
	Within 1 year	Variable Rate			Fixed Rate			Total Maturities
		1 to 5 years	After 5 years	Total	1 to 5 years	After 5 years	Total
Commercial & Agricultural	$39,684	$2,999	$—	$2,999	$14,503	$1,882	$16,385	$59,068
Real Estate Construction	$74,023	$4,865	$—	$4,865	$1,561	$788	$2,349	$81,237

Asset Quality

Our allowance for loan losses is an estimate of the amount needed to provide for possible losses in the loan portfolio. In determining adequacy of the allowance, management considers our historical loss experience, the size and composition of our loan portfolio, specific impaired loans, the overall level of nonperforming loans, the value and adequacy of collateral and guarantors, experience and depth of lending staff, effects of credit concentrations and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge offs, net of recoveries. Because the risk of loan loss includes general economic trends as well as conditions affecting individual borrowers, the allowance for loan losses can only be an estimate.

Our allowance for loan losses of $6.9 million at September 30, 2006 increased moderately when compared to $6.6 million at both September 30, 2005 and December 31, 2005. The allowance increased $279 thousand from December 31, 2005 and $237 thousand from September 30, 2005. This reasonably flat balance in the allowance reflects strong asset quality over the last year as increases to the provision reflected the inherent strength of our loans. The ratio of the allowance for loan losses to total loans was 1.08% at September 30, 2006, compared to 1.15% at 2005 year-end and 1.19% at September 30, 2005. The allowance for loans losses at September 30, 2006 includes $1.5 million of specific reserves for potential problem loans.

At September 30, 2006, we reported $9.9 million in potential problem loans, a decrease of $4.4 million from $14.3 million at December 31, 2005. The average balance of potential problem loans for the three months ended September 30, 2006 was $12.1 million. The reduction in our potential problem loans is due to the overall improvement in the quality of our loans and the repayment of certain potential problem loans during the period.

Our ratio of nonperforming assets to total assets at September 30, 2006 decreased to 0.31% from 0.33% at December 31, 2005. Nonperforming assets increased $20 thousand to $2.6 million at September 30, 2006, compared to $2.5 million at year-end 2005. Net charge offs for the nine months ended September 30, 2006 decreased $279 thousand or 53.6% to $242 thousand, compared to $521 thousand for the nine months ended September 30, 2005.

Our improved asset quality in 2006 allowed us to lower our loan loss allowance ratio to 1.08% of total loans outstanding at year-end, compared to 1.15% at December 31, 2005. The loan loss allowance to nonaccrual loans ratio was 416% at September 30, 2006 and 747% at December 31, 2005. The allowance for loan losses is subject to regulatory examinations which may take into account such factors as methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.

Our ratio of nonperforming assets to total assets in 2005 decreased to 0.33% from 0.69% in 2004. Nonperforming assets decreased to $2.5 million at year-end 2005, compared to $4.8 million at year-end 2004. Net charge offs for 2005 decreased $471 thousand or 42.9% to $627 thousand, compared to $1.1 million for the 2004 year.

We have an internal loan review function consisting of bank officers and board members. Additionally an independent credit review firm performs a review of loans for us, including a SFAS No.114 review for determining specific reserves. We utilize a risk-based evaluation system based on loan type, collateral and payment history to determine the amount of the allowance for loan losses. Management believes the allowance for loan losses to be adequate based on this loan review process and analysis.

Our improved asset quality in 2005 allowed us to lower our loan loss allowance ratio to 1.15% of total loans outstanding at year-end, compared to 1.30% at December 31, 2004 and 1.33% at year-end 2003, respectively. At the same dates, the loan loss allowance to nonaccrual loans ratio was 747%, 208% and 159%. The allowance for loan losses is subject to regulatory examinations which may take into account such factors as methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.

Total loan charge-offs, less recoveries, amounted to $242 thousand for the nine months ending September 30, 2006, representing an annualized ratio of net charge-offs to total average loans, net of unearned income, of 0.05%. Net charge-offs for the first nine months of 2005 were $521 thousand with an annualized ratio of net charge-offs of 0.13%.

Net charge offs in 2005 decreased to $627 thousand from $1.1 million in 2004. The year 2005 net charge offs included $506 thousand of consumer loans, $90 thousand of commercial loans and $31 thousand of real estate loans. Although trends for credit quality factors continued to be stable, it is likely that we will continue provisions for loan losses in 2006. The primary factor for additional provision is growth in the loan portfolio and the level of net charge offs and nonperforming loans.

The following table shows loan charge-offs, loan recoveries, and loan loss provision for the periods indicated.

	Nine Months Ended September 30, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
	(Dollars in thousands)
Average loans outstanding, net of unearned income	$603,467	$537,736	$498,568	$431,051	$379,527	$319,165
Allowance for loan losses, January 1	6,601	6,676	6,495	5,748	5,234	4,408
Loans charged off:
Commercial and agricultural	37	156	135	130	97	548
Real estate	42	67	56	46	43	38
Consumer	532	895	1,318	1,154	1,154	1,069

Total loans charged off	611	1,118	1,509	1,330	1,294	1,655
Recoveries:
Commercial and agricultural	6	66	48	56	10	1
Real estate	13	36	9	4	1	18
Consumer	350	389	354	380	282	279

Total recoveries	369	491	411	440	293	298

Net loans charged off	242	627	1,098	890	1,001	1,357
Provision for loan losses	521	552	1,279	1,637	1,515	2,183

Allowance for loan losses, December 31	$6,880	$6,601	$6,676	$6,495	$5,748	$5,234

Ratios:
Ratio of allowance for loan losses to total loans outstanding end of period	1.08%	1.15%	1.30%	1.33%	1.44%	1.50%
Ratio of net charge-offs to average loans outstanding during the period	0.05%	0.12%	0.22%	0.21%	0.26%	0.43%

The following table shows the allocation of allowance for loan losses at the dates indicated.

	September 30, 2006		December 31,
			2005		2004
	(Dollars in thousands)
	Allowance	Percent	Allowance	Percent	Allowance	Percent
Commercial and agricultural	$1,517	9.27%	$1,893	9.71%	$1,299	9.08%
Real estate mortgage	1,188	43.76	763	45.85	1,002	49.22
Real estate construction	776	12.75	492	8.30	206	4.61
Commercial real estate	2,178	26.27	2,037	26.46	2,664	25.62
Consumer	1,064	7.94	1,258	9.64	1,349	11.45
Other loans and overdrafts	31	0.01	—	0.04	—	0.02

Total allowance for balance sheet loans	6,754	100.00%	6,443	100.00%	6,520	100.00%
Unallocated	126		158		156

Total allowance for loan losses	$6,880		$6,601		$6,676

	December 31, 2003		December 31,
			2002		2001
	(Dollars in thousands)
	Allowance	Percent	Allowance	Percent	Allowance	Percent
Commercial and agricultural	$1,365	11.41%	$1,270	11.76%	$1,407	12.59%
Real estate mortgage	1,375	48.53	1,206	49.68	1,369	51.61
Real estate construction	246	4.15	157	3.93	108	3.08
Commercial real estate	1,455	23.51	873	18.74	537	14.15
Consumer	1,808	12.39	1,982	15.84	1,602	18.38
Other loans and overdrafts	—	0.01	1	0.05	3	0.19

Total allowance for balance sheet loans	6,249	100.00%	5,489	100.00%	5,026	100.00%
Unallocated	246		259		208

Total allowance for loan losses	$6,495		$5,748		$5,234

Nonperforming Assets

Total nonperforming assets, which consist of nonaccrual loans, loans past due 90 days and still accruing interest and foreclosed properties were $2.6 million at September 30, 2006, $2.5 million at December 31, 2005 and $4.2 million at September 30, 2005. Our nonperforming assets are composed largely (89.9%) of loans secured by real estate in our market area. Based on estimated fair values of the related real estate, management considers these amounts recoverable, with any individual deficiency covered by the allowance for loan losses.

Total nonperforming assets, consisting of nonaccrual loans, loans past due 90 days or more, and other real estate owned, decreased $2.3 million or 47.4% to $2.5 million at year-end 2005. As total loans outstanding increased $61.5 million or 12.0% to $574.1 million for 2005, our ratio of nonperforming assets to total assets at year end decreased to 0.33%, compared to 0.69% at year end 2004. We had one loan of $1.5 million to a single borrower that went into nonaccrual status during the third quarter of 2004 but was paid in full in the second quarter of 2005.

Nonperforming loans at year-end 2005 consisted of $2.2 million of loans secured by real estate in our market area, $54 thousand of commercial and agricultural loans and $262 thousand of consumer loans. The total amount of unsecured nonaccrual loans was $54 thousand. Loans are placed on nonaccrual status if collection of principal or interest is considered doubtful. No interest is accrued on loans placed in a nonaccrual status, and any unpaid interest previously accrued on such loans is reversed when a loan is placed in nonaccrual status. If interest on nonaccrual loans had been accrued, such income would have approximated $37 thousand and $121 thousand for the years 2005 and 2004, respectively.

The following table shows nonperforming assets at the dates indicated.

	September 30, 2006	At December 31,
		2005	2004	2003	2002	2001
	(Dollars in thousands)
Nonaccrual loans	$1,653	$884	$3,217	$4,093	$3,240	$4,651
Restructured loans	—	—	—	—	—	—
Loans past due 90 days and accruing interest	906	1,655	1,614	19	28	9

Total nonperforming loans	$2,559	$2,539	$4,831	$4,112	$3,268	$4,660
Other real estate owned	—	—	—	—	155	—

Total nonperforming assets	$2,559	$2,539	$4,831	$4,112	$3,423	$4,660

Nonperforming assets to total loans and other real estate	0.40%	0.44%	0.94%	0.84%	0.86%	1.34%
Allowance for loan losses to nonaccrual loans	416.21	746.72	207.52	158.60	177.41	112.52
Allowance for loan losses to nonperforming assets	268.86	259.98	138.19	157.95	167.92	112.32
Net charge-offs to average loans	0.05	0.12	0.22	0.21	0.26	0.43
Allowance for loan losses to period end loans	1.08	1.15	1.30	1.33	1.44	1.50
Foregone interest on nonaccrual loans	$46	$37	$121	$131	$114	$193

At September 30, 2006, we had $9.9 million in potential problem loans. Loans are viewed as a potential problem loan based upon individual evaluations of discounted expected cash flows or collateral valuations. These loans are subject to close management attention, and their status is reviewed on a regular basis. At December 31, 2005, we had $14.3 million in potential problem loans.

Securities

Securities available for sale include those securities that may be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, general liquidity needs, and other similar factors, and are carried at estimated fair market value.

At September 30, 2006, our securities portfolio totaled $127.5 million, a decrease of $13.1 million from $140.7 million at September 30, 2005 and a decrease of $7.9 million, or 5.8%, from $135.4 million at December 31, 2005. The decrease in the securities portfolio is primarily related to using securities portfolio cash flow to fund loan growth. Most of the funds that are invested in the securities portfolio are part of management’s effort to balance interest rate risk and to provide liquidity. There were $1.0 million of federal funds sold at September 30, 2006, while there were no federal funds sold at either September 30, 2005 or December 31, 2005, when we were in a purchased position of $6.8 million at 2005 year end.

At December 31, 2005, the securities portfolio, at fair market value, was $135.4 million, a 1.3% increase from $133.7 million at 2004 year-end. At December 31, 2004, the securities portfolio was $133.7 million, a 5.5% decrease from $141.4 million at 2003 year-end. The effect of valuing the available for sale portfolio at market, net of income taxes, is reflected as a line in the shareholders’ equity section of the balance sheet as accumulated other comprehensive income of negative $1.8 million at each of September 30, 2006 and December 31, 2005 and positive $597 thousand at December 31, 2004.

We follow a policy of not engaging in activities considered to be derivative in nature such as options, futures, swaps or forward commitments. We do not hold or issue financial instruments for trading purposes.

The following table presents the book value and fair value of securities at the dates indicated.

	September 30, 2006		December 31,
			2005		2004		2003
				(Dollars in thousands)
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:
Obligations of U. S. Government agencies	$31,839	$31,267	$29,849	$29,301	$33,434	$33,316	$40,499	$40,547
Mortgage-backed securities	30,552	29,704	36,010	35,222	28,017	27,988	14,051	14,265
States and political subdivisions	32,860	33,000	35,373	35,795	42,345	43,858	51,568	53,817
Corporate, CMO and other securities	28,738	27,220	31,959	30,183	25,620	25,159	28,938	29,670
Restricted securities	6,354	6,354	4,919	4,919	3,372	3,372	3,128	3,128

Total securities	$130,343	$127,545	$138,110	$135,420	$132,788	$133,693	$138,184	$141,427

The following table presents the maturity schedule of securities at their amortized cost at the date indicated.

	September 30, 2006
	Due in 1 year or less		Due after 1 through 5 years		Due after 5 through 10 years		Due after 10 years and equity securities		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasury and agencies	$8,426	4.76%	$18,827	4.57%	$2,586	4.65%	$2,000	5.63%	$31,839	4.69%
Mortgage-backed securities	7	9.18	16,620	4.40	11,036	4.92	2,889	4.54	30,552	4.61
States and political subdivisions	2,102	6.99	15,503	6.26	11,680	6.00	3,575	6.14	32,860	5.99
Corporate, CMO and other securities	1,401	4.50	8,282	5.05	13,583	5.34	11,826	6.26	35,092	5.55

Total securities	$11,936	5.63%	$59,232	4.84%	$38,885	5.28%	$20,290	5.03%	$130,343	5.28%

Deposits

We have historically focused on increasing core deposits to reduce the need for other borrowings to fund growth in our earning assets. Core deposits provide a low cost and stable source of funding for our asset growth. Interest rates paid on deposits are carefully managed to provide an attractive market rate, so that we can fund asset growth, while, at the same time, not adversely affecting the net interest margin. Borrowing through the Federal Home Loan Bank of Atlanta is used for funding when the cost of borrowed funds falls below the cost of new interest-bearing deposits.

Total deposits of $642.2 million at September 30, 2006 represented an increase of $26.3 million, or 4.3%, from $615.8 million at September 30, 2005 and an increase of $13.8 million, or 2.2%, from $628.3 million at December 31, 2005. We offer attractive, yet competitive, rates to maintain a strong stable deposit base. However, the cost of deposits has continued to rise in step with the Federal Reserve interest increases. At September 30, 2006, noninterest-bearing demand deposits increased $3.5 million or 3.6% and $2.7 million or 2.7% compared to September 30, 2005 and December 31, 2005, respectively. For the same dates, interest-bearing deposits increased $22.8 million, or 4.4%, and $11.1 million, or 2.1%, respectively. Interest expense has increased as higher-cost certificates of deposit have grown $42.2 million since December 31, 2005, while non-maturity interest-bearing and non interest-bearing deposits have decreased $28.2 million.

FHLB borrowings at September 30, 2006 totaled $91.2 million, a $38.6 million, or 73.3% increase over $52.6 million at September 30, 2005 and $39.3 million or 75.7% above $51.9 million at December 31, 2005. This change reflects management’s continued strategy to take advantage of interest rate spreads that benefit us by locking in the interest rate spread over the life of the liability. With loan demand outpacing deposit growth, management believes that this is a reasonable approach to control funding costs.

Our $38.5 million, or 6.5%, deposit growth in 2005 was less than our loan growth, requiring us to offer higher rates for deposits and borrow from the FHLB to fund loan growth. Total deposits at December 31, 2005 were $628.3 million compared to $589.9 million at 2004 year-end. Noninterest-bearing deposits increased $12.9 million or 14.8% to $99.7 million at 2005 year-end compared to $86.8 million at December 31, 2004. During the same period, interest-bearing deposits increased 5.1% to $528.6 million at 2005 year-end, compared to $503.0 million at December 31, 2004. While these figures represent the balances at December 31, 2005 or 2004, it is more meaningful to review average deposits for the year which reflect how much we are really funding over the year. For 2005, average total deposits of $605.1 million reflected a 2.1% increase over the 2004 average of $592.4 million. Average deposits for 2005 decreased in all categories except large certificates of deposit and noninterest bearing demand deposits. While the demand increase helps the overall cost of funds, the increase in the most expensive funding category tightened our interest margin.

Total deposits at 2004 year-end of $589.9 million reflected an increase of $8.7 million or 1.5% compared to $581.1 million at 2003 year-end. The meager increase in deposit growth in 2004 was the result of management not raising deposit rates quickly as our loans repriced at higher rates. Average deposits for 2004 were $592.4 million, an increase of 18.1% or $90.8 million compared to 2003 average deposits of $501.6 million. All categories of deposits experienced an increase in average deposits for 2004.

The following table presents average deposits balances and rates for the periods indicated:

	For the Nine Months Ended September 30, 2006		For the Years Ended December 31,
			2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Noninterest bearing demand deposits	$98,094		$93,376		$83,841		$61,055
Interest bearing accounts
Checking	78,683	0.37%	78,953	0.50%	79,094	0.54%	61,177	0.54%
Money market	46,252	1.99	51,451	1.16	57,103	0.91	45,696	1.08
Savings	103,047	1.25	122,373	1.07	128,041	1.01	119,547	1.22
Large denomination certificates	100,134	4.19	79,782	3.53	64,611	3.29	53,098	3.54
Consumer certificates of deposit	200,544	3.80	179,198	3.15	179,748	2.88	161,063	3.21

Total interest bearing	528,660	2.71	511,757	2.10	508,597	1.83	440,581	2.12

Total average deposits	$626,754		$605,133		$592,438		$501,636

The following table presents the maturity schedule of large denomination certificates (amounts of $100,000 or greater) at the dates indicated:

	Within 3 Months	3-12 Months	1-3 Years	Over 3 Years	Total	Percent of Total Deposits
	(Dollars in thousands)
At September 30, 2006	$12,020	$74,848	$14,359	$9,148	$110,375	17.19%
At December 31, 2005	5,519	35,800	30,325	19,356	91,000	14.48
At December 31, 2004	9,997	19,153	22,745	12,623	64,518	10.94
At December 31, 2003	4,430	19,912	19,945	16,140	60,427	10.40

Capital Resources

Capital resources are managed to maintain a capital structure that provides us the ability to support asset growth, absorb potential losses and expand our banking franchise when appropriate. Capital represents original investment by shareholders along with retained earnings and provides financial resources over which management can exercise greater control as compared to deposits and borrowed funds.

Our strong capital position provides us with the resources and flexibility to support asset growth, to absorb potential losses and to expand our franchise when appropriate. Our risk-based capital position at September 30, 2006 was $70.5 million, or 11.19% of risk-weighted assets for Tier 1 capital and $77.3 million, or 12.28%, for total risk based capital. The risk-based capital position increased slightly in total dollars but the ratio itself decreased slightly when compared to year end 2005, when we reported $66.6 million, or 12.04%, for Tier 1 risk based capital and $73.2 million, or 13.23%, for total risk based capital. The lower ratio is primarily a result of the continued growth in risk-based assets.

Capital is carefully managed as the financial opportunities of a high capital base are weighed against the impact of the return on equity ratio. In January 2001, we announced a stock repurchase program intended to reduce high capital levels and to increase return on equity to shareholders. We repurchased no shares in 2005, 9,345 shares in 2004, 12,500 shares in 2003, 61,264 shares in 2002, and 50,274 shares in 2001.

The following table provides an analysis of our capital as of December 31, 2005, 2004, and 2003. Note 19 in the Consolidated Financial Statements presents an analysis of the capital position of each of the subsidiary banks as of year-end 2005, 2004 and 2003:

	September 30, 2006	December 31,
		2005	2004	2003
	(Dollars in thousands)
Tier 1 capital:
Common stock	$9,858	$9,812	$9,763	$9,734
Retained earnings	57,450	53,838	49,403	44,682

Total equity	67,308	63,650	59,166	54,416
Trust preferred debt	10,000	10,000	10,000	10,000
Less goodwill and intangibles	(6,846)	(7,056)	(7,335)	(7,614)

Total Tier 1 capital	70,462	66,594	61,831	56,802
Tier 2 capital:
Allowance portion of allowance for loan losses	6,880	6,601	6,134	5,729

Total risk-based capital	$77,342	$73,195	$67,965	$62,531

Risk-weighted assets	$629,860	$553,167	$490,196	$457,566
Capital ratios:
Tier 1 leverage ratio	8.82%	8.87%	8.90%	8.54%
Tier 1 risk based capital	11.19	12.04	12.61	12.41
Total risk based capital	12.28	13.23	13.86	13.67

Off-Balance Sheet Arrangements

At September 30, 2006, we had $110.8 million of off-balance sheet credit exposure in the form of $105.9 million of commitments to grant loans and unfunded commitments under lines of credit and $4.9 million of standby letters of credit. In 2005, the credit card balances of our customers that we guaranteed were purchased from our service provider and those amounts are now reflected on our balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by us, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which we are committed.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We generally hold collateral supporting those commitments if deemed necessary.

Liquidity

Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of funds through additional deposits or borrowings. Liquid assets include cash, deposits with other banks, federal funds sold, investments and loans maturing or repricing within one year. Our management of liquid assets provides a liquidity level which management believes is sufficient to satisfy our depositors’ requirements and to meet our customers’ credit needs. At September 30, 2006, $264.0 million or 32.4% of total earning assets were due to mature or reprice within the next year.

While there were no FHLB borrowings during the third quarter, in the first six months of 2006, we borrowed an additional $45.0 million from the FHLB to fund loan growth and match the growth to rates lower than the current certificate of deposit rates. This continues our strategy that began during the first half of 2005 when we entered into three transactions with the FHLB in order to fund loan growth and take advantage of FHLB rates that were lower than our deposit interest rates. These borrowings have some potential long-term interest risk if rates fall significantly but overall give us a better spread and funding rate. The first and second quarter transactions increased our borrowings by $39.3 million from $51.9 million at year-end 2005. Management will continue to look for funding opportunities while operating in a rising rate environment.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. At September 30, 2006, we had $91.2 million of FHLB borrowings outstanding. Federal funds borrowing arrangements with major regional banks combined with additional lines of credit with the FHLB totaled $98.9 million of available borrowing capacity at September 30, 2006. During the nine months ended September 30, 2006, we borrowed $45.0 million in new FHLB borrowings and paid down principal of $5.7 million on preexisting FHLB borrowings.

The following table presents our contractual obligations and scheduled payment amounts due at various intervals over the next five years and beyond as of September 30, 2006.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	(Dollars in thousands)
Long-term debt	$101,524	$1,428	$4,286	$25,000	$70,810
Capital lease obligations	—	—	—	—	—
Operating leases	1,406	269	512	344	281
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$102,930	$1,697	$4,798	$25,344	$71,091

Inflation

In financial institutions, unlike most manufacturing companies, virtually all of the assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on a bank’s performance than the effects of general levels of inflation. Interest rate movement is not necessarily tied to movements in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. For example, we use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ substantially from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No.5, Accounting for Contingencies, which requires that losses be accrued when their occurrence is probable and estimable and (ii) SFAS No.114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of the collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

We evaluate non-performing loans individually for impairment, such as nonaccrual loans, loans past due 90 days or more, restructured loans and other loans selected by management as required by SFAS No. 114. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of the impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5.

For loans without individual measures of impairment, we make estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon historical loss rates for each loan type, the predominant collateral type for the group and the terms of the loan. The resulting estimates of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans including: borrower or industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in risk selection; level of experience, ability and depth of lending staff; and national and economic conditions.

The amounts of estimated losses for loans individually evaluated for impairment and groups of loans are added together for a total estimate of loan losses. The estimate of losses is compared to our allowance for loan losses as of the evaluation date and, if the estimate of losses is greater that the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether a reduction to the allowance would be necessary. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations. Such adjustments would be made in the relevant period and may be material to the Consolidated Financial Statements.

BUSINESS

Our Company

We are a bank holding company headquartered in Tappahannock, Virginia (45 miles northeast of Richmond, Virginia). Through our wholly-owned bank subsidiary, EVB, we operate 22 full service branches in eastern Virginia, as shown on the map on the inside front cover of this prospectus. EVB is a community bank targeting small to medium-sized businesses and consumers in our traditional coastal plain markets and the emerging suburbs outside of the Richmond and Greater Tidewater areas.

We provide a broad range of personal and commercial banking services including commercial, consumer and real estate loans. We complement our lending operations with an array of retail and commercial deposit products and fee-based services. Our services are delivered locally by well trained and experienced bankers, whom we empower to make decisions at the local level so that they can provide timely lending decisions and respond promptly to customer inquiries. We believe that, by offering our customers personalized service and a breadth of products, we can compete effectively as we expand within our existing markets and into new markets.

Until April 2006, we operated as an affiliation of three separate community banks. Two of the banks, Bank of Northumberland, Inc. and Southside Bank, were established in 1910. Seeking to accelerate our growth in a higher growth adjacent market, we started a de novo bank, Hanover Bank, in 2000. At the beginning of 2003, we launched our Standards of Excellence Engagement. The first phase created a risk management department, consolidated human resources and standardized operations to identify best practices and implement uniformity throughout our company. The second phase, completed in 2005, centralized asset/liability management, accounting, and loan and deposit operations. In April 2006, we completed the final phase of the Standards of Excellence Engagement when our three subsidiary banks merged and the surviving bank was rebranded as EVB. In addition to $500,000 of anticipated annual cost savings, we expect to realize other significant benefits from the Standards of Excellence Engagement, including increased customer convenience, more efficient marketing campaigns, fewer regulatory exams and a larger legal lending limit.

While much of our attention has been focused on the Standards of Excellence Engagement over the past three years, we have been able to significantly improve our operations and grow concurrently. Specifically, from December 31, 2001 to September 30, 2006, we have:

•	increased our total assets from $467.3 million to $815.8 million;

•	increased our total loans from $348.0 million to $637.1 million;

•	increased our total deposits from $408.2 million to $642.2 million; and

•	expanded our branch network from 16 to 22 locations.

EVB Financial Services, Inc., a wholly owned subsidiary of EVB, has ownership interests in EVB Investments, Inc. (securities brokerage and investment advisory services through a registered broker and investment adviser), EVB Insurance, Inc. (general insurance services), EVB Mortgage, LLC (mortgage loans originated for sale servicing released in the secondary mortgage markets) and Jamaica Corporation, a holding company that has an ownership interest in EVB Title, LLC (title insurance services). Through these investments, we are able to augment our fee income by providing financial products and services that are complementary to traditional banking products. These investments give us and our customers access to experienced professionals while we avoid making large investments to develop these capabilities internally.

At September 30, 2006, we had total assets of $815.8 million, total loans of $637.1 million, total deposits of $642.2 million, and total shareholders’ equity of $65.5 million.

Market Areas and Growth Strategy

We currently conduct business through 22 branches. Our markets are located east of Interstate 95 and extend from northeast of Richmond to the Chesapeake Bay in central and southeastern Virginia. We divide our market area into four regions: Northern Neck, Middle Peninsula, Central (suburbs of Richmond) and Southern.

Our Northern Neck and Middle Peninsula regions are in the eastern coastal plain of Virginia, often referred to as River Country. According to the Virginia Economic Development Partnership, the region’s industries have traditionally been associated with abundant natural resources that include five rivers and the Chesapeake Bay. The diversified economy includes seafood harvesting, light manufacturing, agriculture, leisure marine services and service sectors dedicated to many upscale retirement communities.

Our Central region is currently comprised of Hanover, King William and Caroline counties, which are emerging suburbs of Richmond. Hanover County is approximately 10 miles from downtown Richmond and 86 miles south of Washington, DC. Hanover County is the largest county by area in the Richmond metropolitan area. The county provides residents and businesses the geographic advantages of a growing metropolitan area coupled with substantial acreage for expansion in a suburban setting.

Our Southern region is comprised of Surry, Sussex, and Southampton counties. The region lies approximately 50 miles southeast of Richmond and is adjacent to the Greater Tidewater area. The port of Hampton Roads is approximately 50 miles to the east of our Southern region. The region’s close proximity to major military, naval and research centers and transportation infrastructure make this an attractive location for contractors, service and manufacturing companies.

According to Environmental Systems Research, Inc., the projected population growth from 2006 to 2011 in our banking markets (deposit-weighted by county) is 7.3%, compared to 6.7% for the entire United States. According to Federal Deposit Insurance Corporation data as of June 30, 2006, we ranked second among financial institutions with approximately 17.4% of the total deposits in our counties of operation.

Region	Branch Name	County	Deposit Market Share	Projected Population Change 2006-2011
Central	Bowling Green	Caroline	7.9%	12.1%
Central	Airpark	Hanover	6.7	11.8
Central	Ashland	Hanover	6.7	11.8
Central	Mechanicsville	Hanover	6.7	11.8
Central	Old Church	Hanover	6.7	11.8
Central	Aylett	King William	24.1	11.6
Central	Central Garage	King William	24.1	11.6

Middle Peninsula	Gloucester C.H.	Gloucester	6.8	7.0
Middle Peninsula	Gloucester Point	Gloucester	6.8	7.0
Middle Peninsula	Glenns	Gloucester	6.8	7.0
Middle Peninsula	Deltaville	Middlesex	43.8	7.6
Middle Peninsula	Hartfield	Middlesex	43.8	7.6
Middle Peninsula	Urbanna	Middlesex	43.8	7.6

Northern Neck	Essex Square	Essex	38.4	5.6
Northern Neck	Tappahannock	Essex	38.4	5.6
Northern Neck	Kilmarnock	Lancaster	3.6	(1.0)
Northern Neck	Burgess	Northumberland	68.6	7.0
Northern Neck	Callao	Northumberland	68.6	7.0
Northern Neck	Heathsville	Northumberland	68.6	7.0

Southern	Courtland	Southampton	22.1	1.3
Southern	Surry	Surry	68.7	3.9
Southern	Waverly	Sussex	27.6	(1.5)

		Average	30.1%	7.3	%(1)
		United States		6.7

(1)	Deposit-weighted by county.

Owing to our nearly 100 years of experience serving the Northern Neck and Middle Peninsula regions, we have a stable, loyal customer base and a high deposit market share in these regions. Due to the projected population growth of these markets, we expanded in Hanover, Gloucester, and King William Counties to target the even higher growth emerging suburban markets. The deposit market share we have accumulated in our Northern Neck, Middle Peninsula and Southern regions has helped fund our loan growth in the emerging suburban areas in the Central region. We anticipate that we will gain market share in each of our regions, as our branches mature and we take advantage of opportunities for branch acquisitions and de novo growth.

We believe that economic growth and bank consolidation have created a growing number of businesses and consumers in need of the broad range of products and services and high level of service that we provide. Our business plan is to capitalize on this opportunity by further developing our branch network in our existing markets and augmenting our market area by expanding to the counties near the urban markets of Richmond and Greater Tidewater. We intend not only to build upon existing relationships, but also to create new relationships and expand into new markets by opening loan production offices, de novo expansion, branch acquisitions or potential whole bank acquisitions that meet our strategic and financial criteria.

Available Information

We maintain an Internet website at www.evb.org, which contains information relating to us and our business. We make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these documents as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Copies of our Audit Committee Charter, Nominating Committee Charter and Code of Conduct are available upon written request to our Corporate Secretary.

Employees

As of September 30, 2006, we employed 296 full-time equivalent employees. Our success is highly dependent on our ability to attract and retain qualified employees. Competition for employees is intense in the financial services industry. We believe we have been successful in our efforts to recruit qualified employees, but there is no assurance that we will continue to be successful in the future. None of our employees are subject to collective bargaining agreements. We believe relations with our employees are excellent.

Competition

We face significant competition for loans and deposits based on the particular markets of operation, which can range from a small rural town to part of an urban market. Competition for loans, our primary source of income, comes primarily from commercial banks and mortgage banking subsidiaries of both regional and community banks. Based on June 30, 2006 data published by the Federal Deposit Insurance Corporation, the most recent date for which such data is available, EVB held the largest deposit share among its competitors in Middlesex, Northumberland and Surry Counties. EVB also had a strong deposit share in Essex, King William, Southampton and Sussex Counties, and a rapidly growing deposit base in Gloucester and Hanover Counties. Our primary competition is other community banks in Essex, King William, Lancaster and Northampton Counties, while we compete with both community banks and large regional banks in Caroline, Gloucester, Hanover, Middlesex, Southampton, Surry and Sussex Counties.

Additional information with respect to our deposit market share by county is included in “—Market Areas and Growth Strategy” above.

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, we have loan amount approval limits for individual loan officers based on their position and level of experience.

We have written policies and procedures to help manage credit risk. We use a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular independent third party portfolio reviews to establish loss exposure and to monitor compliance with policies.

Our loan approval process includes our management loan committee, directors loan committee and, for larger loans, the board of directors. Our Chief Credit Officer is responsible for reporting to the Directors Loan Committee monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Directors Loan Committee also reviews lending policies proposed by management. Our board of directors establishes our total lending limit.

Loan Originations

Residential real estate loan originations come primarily from walk-in customers, real estate brokers and builders, and through referrals from EVB Mortgage. Adjustable rate loans and other loans that cannot be sold in the secondary mortgage market, but that meet our underwriting guidelines, are referred to us by EVB Mortgage. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from current customers. We may also purchase loan participations from other community banks in Virginia.

Our loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on our experience and credit underwriting guidelines as well as the guidelines used by an independent third party loan review firm based on the type of loan. Real estate collateral is appraised by independent appraisers who have been pre-approved by meeting the requirement of providing a current and valid license certification and based on the lender’s experience with these appraisers.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements including commitments to extend credit. At September 30, 2006, commitments to extend credit totaled $110.8 million.

Construction Lending

We make local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure construction loans. At September 30, 2006, construction, land acquisition and land development loans outstanding were $81.2 million, or 12.8% of total loans. These loans are concentrated in our local markets. The average life of a construction loan is less than one year. Because the interest rate charged on these loans usually floats with the market, the rates charged assist us in managing our interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of its borrowers. We also obtain a first lien on the property as security for its construction loans and typically require personal guarantees from the borrower’s principal owners.

Commercial Business Loans

Commercial business loans generally have a higher degree of risk than loans secured by real property but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower’s principal owners and monitor the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. We have a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At September 30, 2006, commercial loans totaled $59.1 million, or 9.3% of the total loan portfolio.

Commercial Real Estate Lending

Various types of commercial real estate in our market area include commercial buildings and offices, recreational facilities, small shopping centers and churches, and other secured commercial real estate loans. At

September 30, 2006, commercial real estate loans totaled $167.4 million, or 26.3% of our total loans. We may lend up to 80% of the secured property’s appraised value. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower’s creditworthiness and prior credit history and reputation, and we typically require personal guarantees or endorsements of the borrowers’ principal owners. In addition, we carefully evaluate the location of the security property.

One-to-Four-Family Residential Real Estate Lending

Residential one-to-four family mortgage loans comprise our total largest loan category. At September 30, 2006, this category of mortgage loans accounted for $278.8 million, or 43.8% of our total loan portfolio. Security for the majority of our residential lending is in the form of owner occupied one-to-four-family dwellings. Adjustable rate loans are $103.3 million of the residential real estate portfolio and are primarily 3-year adjustable rate mortgages.

All residential mortgage loans originated by us contain a “due-on-sale” clause providing that we may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, we require title insurance, hazard insurance and if required, flood insurance. We do not require escrows for real estate taxes and insurance.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans, credit cards, and home equity lines of credit and loans. At September 30, 2006, we had consumer loans, net of unearned interest, of $50.7 million or 8.0% of total loans. Such loans are generally made to customers with whom we have a pre-existing relationship. We currently originate all of our consumer loans in its geographic market area. Most of the consumer loans are made at fixed rates.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer borrower against an assignee of collateral securing the loan such as us, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral. Consumer loan delinquencies often increase over time as the loans age.

The underwriting standards we employ to mitigate the risk for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Properties

The following table contains a summary of the properties used in our business. All of our branch offices offer full banking services and are located in Virginia.

Office Location	Year Opened	Owned or Leased	Lease Terms

Corporate Office and Operations Center 330 Hospital Road, Tappahannock	2003	Owned	N/A

Corporate Support – Hanover Green 7271 Hanover Green Drive, Mechanicsville	2004	Leased	Lease term expires May 31, 2009, with three five-year renewal options.

Airpark Office 10374 Leadbetter Road, Ashland	2001	Leased	Lease term expires March 31, 2009, with no renewal options.

Ashland Office 201 North Washington Hwy., Ashland	2001	Leased	Lease term expires June 30, 2011, with one five-year renewal option.

Aylett Office 8270 Richmond-Tappahannock Hwy., Aylett	1922	Owned	N/A

Bowling Green Office 202 North Main Street, Bowling Green	1992	Owned	N/A

Burgess Office 14954 Northumberland Hwy., Burgess	1984	Owned	N/A

Callao Office 110 Northumberland Hwy./Rte. 360, Callao	1980	Owned	N/A

Central Garage Office 20 Commerce Lane, King William	2004	Owned	N/A

Courtland Drive-In 22510 Linden Street, Courtland	2003	Owned	N/A

Courtland Office 22241 Main Street, Courtland	2003	Owned	N/A

Deltaville Office 17348 General Puller Hwy., Deltaville	1997	Owned	N/A

Essex Square Office Essex Square Shopping Center 1665 Tappahannock Boulevard, Tappahannock	1979	Owned	N/A

Glenns Office 14833 George Washington Mem. Hwy., Saluda	2004	Leased	Lease term expires June 30, 2014, with three five-year renewal options.

Office Location	Year Opened	Owned or Leased	Lease Terms

Gloucester Office 7132 George Washington Mem. Hwy., Gloucester	1998	Owned	N/A

Gloucester Point Office 1953 George Washington Mem. Hwy./Rte. 17, Gloucester	2003	Owned	N/A

Hartfield Office 11290 General Puller Hwy., Hartfield	1988	Leased	Land lease term expires on April 30, 2013, with one 10-year renewal option and eight five-year renewal options.

Heathsville Office 6958 Northumberland Hwy./Rte. 360, Heathsville	1910	Owned	N/A

Kilmarnock Office 437 North Main Street, Kilmarnock	2001	Owned	N/A

Mechanicsville Village Office 8071 Mechanicsville Turnpike, Mechanicsville	2000	Leased	Lease term expires April 30, 2010, with one five-year renewal option.

Old Church Office 4241 Mechanicsville Turnpike, Mechanicsville	2000	Owned	N/A

Surry Office 176 Colonial Trial, East, Surry	2003	Owned	N/A

Tappahannock Office 307 Church Lane, Tappahannock	1910	Owned	N/A

Urbanna Office 291 Virginia Street, Urbanna	1989	Owned	N/A

Waverly Office 209 West Main Street, Waverly	2003	Owned	N/A

Waverly Drive-Inn 233 South County Drive, Waverly	2003	Owned	N/A

We opened a branch along Rt. 17 at Glenns in Gloucester County in June 2005 in the same building that we had leased space in November 2004 for our training and accounts payable departments. The upper floor of the building is still used by the owner. We are currently pursuing the relocation of the Airpark branch of Hanover Bank and anticipate that the relocated branch will open in late 2006. The land for this location was purchased in mid 2004 and offers us a great site in a rapidly expanding market, Hanover County.

While the current locations meet our needs, and many may meet our needs into the future, we are frequently reevaluating our locations and space needs. Continued growth may require expansions or relocations in the future.

Legal Proceedings

We are not aware of any material pending or threatened litigation, unasserted claims and/or assessments against us. The only litigation in which we are involved consist of collection suits involving delinquent loan accounts in the normal course of business which management estimates will not have a material impact on our financial condition.

SUPERVISION AND REGULATION

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us. However, it is not a complete discussion of all the laws that affect our business, and it is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal being described.

General

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other reports with the Securities and Exchange Commission. As an Exchange Act reporting company, we are directly affected by the Sarbanes-Oxley Act, which seeks to improve corporate governance and reporting procedures by requiring expanded disclosure of our corporate operations and internal controls. We are already complying with SEC and other rules and regulations implemented pursuant to the Sarbanes-Oxley Act and intend to comply with any applicable rules and regulations implemented in the future. Although we have incurred, and expect to continue to incur, additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, our management does not expect such compliance to have had a material impact on our financial condition or results of operations in the future.

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, and are registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond. A bank holding company is prohibited from engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities. Subject to notice to the Federal Reserve or the Federal Reserve’s prior approval, a bank holding company may, however, engage in or acquire an interest in a company that engages in activities that the Federal Reserve has determined by regulation or order are so closely related to banking as to be a proper incident to banking. In making these determinations, the Federal Reserve considers whether the performance of such activities by a bank holding company would offer advantages to the public that outweigh possible adverse effects. A bank holding company must seek the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, and before it acquires ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5% of the voting shares of such bank. Federal Reserve approval is also required for the merger or consolidation of bank holding companies.

We file periodic reports with the Federal Reserve and must provide any additional information that the Federal Reserve may require. The Federal Reserve also has the authority to examine us and our nonbanking affiliates, as well as any arrangements between us and EVB, with the cost of any such examinations to be borne by us.

Banking subsidiaries of bank holding companies are subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain restrictions set forth in the Federal Reserve Act and Federal Reserve regulations promulgated thereunder, a bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate or issue a guarantee, acceptance or letter of credit on behalf of an affiliate, as long as the aggregate amount of such transactions of the bank and its subsidiaries with its affiliates does not exceed 10% of the capital stock and surplus of the bank on a per affiliate basis or 20% of the capital stock and surplus of the bank on an aggregate affiliate basis. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices. In particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act and Federal Reserve regulations promulgated thereunder. These restrictions also prevent the bank holding company and its other affiliates from borrowing from the bank unless the loans are secured by marketable collateral of designated amounts. Additionally, the bank holding company and the bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services, other than in connection with a traditional banking product such as a loan, discount, deposit or trust service.

As a Virginia-chartered, federally-insured bank, EVB is subject to regulation, supervision and regular examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission and the Federal Reserve as its appropriate federal bank regulator. Moreover, EVB’s deposits are insured by the Deposit Insurance Fund, as administered by the FDIC, to the maximum amount permitted by law, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. EVB pays insurance premiums on deposits in accordance with a deposit premium assessment system currently under revision by the FDIC in accordance with the recently enacted Federal Deposit Insurance Reform Act of 2005 (“FDIRA”), which requires that the FDIC revise its current risk-based deposit premium system by November 2006. On July 11, 2006, the FDIC issued a notice of proposed rulemaking with respect to the changes required by the Federal Deposit Insurance Reform Act. This proposed rulemaking would impose deposit insurance premium assessments based upon perceived risks to the Deposit Insurance Fund, by evaluating an institution’s CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) ratios and other financial ratios and then determining insurance premiums based upon the likelihood an institution could be downgraded to a CAMELS 3 or worse in the succeeding year. As a result, institutions deemed to pose less risk would pay lower premiums than those institutions deemed to pose more risk, which would pay more. On November 2, 2006, the FDIC adopted final regulations implementing FDIRA. Under the new risk-based assessments, most financial institutions will pay an assessment of between $0.05 and $0.07 for every $100 of domestic deposits annually beginning in 2007.

The regulations of the Bureau of Financial Institutions, FDIC and Federal Reserve govern most aspects of our business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, branching, payment of dividends and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in the United States, our business is particularly susceptible to changes in legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition. The likelihood and timing of any legislation or regulatory modifications and the impact they might have on us or EVB cannot be determined at this time.

Change of Control. Federal Reserve approval will be required prior to any acquisition of control of us. “Control” is conclusively presumed to exist if a person or company acquires, directly or indirectly, more than 25% of any class of voting stock of a company, controls in any manner the election of a majority of directors or the power to exercise directly or indirectly a controlling influence over management or policies of a company. Under Federal Reserve regulations, control is also presumed to exist, subject to rebuttal, if a person acquires more than 10% of any class of voting stock and no other person will own, control or hold the power to vote a greater percentage of that class of voting shares immediately after the transaction. Under the Bank Holding Company Act, a corporate acquirer of control of a company must register with the Board of Governors of the Federal Reserve System and be subject to the activities limitations of the Bank Holding Company Act. Non-controlling acquirers of more than 10% but less than 25% of a company’s voting securities also may be required to enter into certain passivity commitments, to ensure they lack an ability to control the company.

Governmental Policies and Legislation

Banking is a business that depends primarily on interest rate differentials. In general, the difference between the interest rates paid by the bank on its deposits and its other borrowings and the interest rates received by the bank on loans extended to its customers and securities held in its portfolio comprise the major portion of our earnings. These rates are highly sensitive to many factors that are beyond our control. Accordingly, our growth and earnings are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The commercial banking business is affected not only by general economic conditions, but is also influenced by the monetary and fiscal policies of the federal government and the policies of its regulatory agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

From time to time, legislation is enacted that has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions.

Proposals to change the laws and regulations governing the operations and taxation of bank holding companies, banks and other financial institutions are frequently made in Congress and in the Virginia Legislature and are brought before various bank regulatory agencies. The likelihood of any major changes and the impact such changes might have are impossible to predict.

Dividends

We are organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

We are a legal entity separate and distinct from our subsidiaries. Our ability to distribute cash dividends will depend primarily on the ability of EVB to pay dividends to us, and EVB is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, EVB is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, EVB may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve and the state have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state and the Federal Reserve have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. Under the Federal Reserve’s regulations, EVB may not declare or pay any dividend in excess of its net income for the current year plus any retained net income from the prior two calendar years. EVB may also not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits, as reported to the Federal Reserve.

In addition, we are subject to certain regulatory requirements to maintain capital to satisfy certain required regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. Banking regulators have indicated that a bank holding company should generally pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition.

Capital Requirements

The Federal Reserve and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks. These capital adequacy regulations are based upon a risk-based capital determination, and a bank holding company’s capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company’s assets. Different categories of assets are assigned risk weightings and are counted at a percentage of their book value.

The regulations divide capital between Tier 1 capital (“core capital”) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, related surplus, non-cumulative perpetual preferred stock and minority interests in consolidated subsidiaries. Restricted core capital elements, including qualifying trust preferred securities, qualifying cumulative perpetual preferred stock and certain minority interests, may be treated as Tier 1 capital in an amount up to 25% of total Tier 1 capital. The excess, if any, of such securities may be included in Tier 2 capital. Goodwill and certain other intangibles are excluded from Tier 1 capital. Tier 2 capital consists of an amount equal to the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets, limited other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The guidelines generally require banks to maintain a total qualifying capital to weighted risk assets level of 8% (the “total capital ratio”). Of the total 8%, at least 4% of the total qualifying capital to weighted risk assets (the “Tier 1 capital ratio”) must be Tier 1 capital.

The Federal Reserve and the FDIC have adopted leverage requirements that apply in addition to the risk-based capital requirements. Banks and bank holding companies are required to maintain a minimum leverage ratio of Tier 1 capital to average total consolidated assets (the “leverage capital ratio”) of at least 3.0% for the most highly-rated, financially sound banks and bank holding companies and a minimum leverage capital ratio of at least 4.0% for all other banks. The FDIC and the Federal Reserve define Tier 1 capital for banks in the same manner for both the leverage capital ratio and the total capital ratio. However, the Federal Reserve defines Tier 1 capital for bank holding companies in a slightly different manner. An institution may be required to maintain Tier 1 capital of at least 4% or 5%, or possibly higher, depending upon the activities, risks, rate of growth, and other factors deemed material by regulatory authorities. As of September 30, 2006, we and EVB both met all applicable capital requirements imposed by regulation.

Federal Deposit Insurance Act and Prompt Corrective Action Requirements

As an insured depository institution, EVB is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the Federal Reserve’s prompt corrective action regulations thereunder, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

•	Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a Tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

•	Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a Tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS rating system.

•	Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a Tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.

•	Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a Tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

•	Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the appropriate federal banking regulator determines, after notice and an opportunity for hearing, that a bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If a bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution’s normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank’s normal market area. Moreover, if a bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the appropriate federal regulator that is subject to a limited performance guarantee by the bank. A bank also would become subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate Federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become undercapitalized, it could not pay a management fee or dividend to us.

As of September 30, 2006, both we and EVB were considered “well capitalized.”

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 implemented major changes to the statutory framework for providing banking and other financial services in the United States. The Gramm-Leach-Bliley Act, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incidental or complimentary to financial activities. The activities that the Gramm-Leach-Bliley Act expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed below). In addition, a bank holding company must file with the Federal Reserve a declaration of its intention to become a financial holding company. While we satisfy these requirements, we do not contemplate seeking to become a financial holding company unless we identify significant specific benefits from doing so.

The Gramm-Leach-Bliley Act has not had a material adverse impact on our operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation.

Privacy and Fair Credit Reporting

Financial institutions, such as EVB, are required to disclose their privacy policies to customers and consumers and require that such customers or consumers be given a choice (through an opt-out notice) to forbid the sharing of nonpublic personal information about them with nonaffiliated third persons. EVB has a written privacy policy that is delivered to each of its customers when customer relationships begin and annually thereafter. In accordance with the privacy policy, EVB will protect the security of information about its customers, educate its employees about the importance of protecting customer privacy, and allow its customers to remove their names from the solicitation lists they use and share with others. EVB requires business partners with whom it shares such information to have adequate security safeguards and to abide by the redisclosure and reuse provisions of applicable law. EVB has programs to fulfill the expressed requests of customers and consumers to opt out of information sharing subject to applicable law. In addition to adopting federal requirements regarding privacy, individual states are authorized to enact more stringent laws relating to the use of customer information. To date, Virginia has not done so, but is authorized to consider proposals that would impose additional requirements or restrictions on EVB. If the federal or state regulators establish further guidelines for addressing customer privacy issues, EVB may need to amend its privacy policies and adapt its internal procedures.

Community Reinvestment Act

EVB is subject to the requirements of the CRA. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution’s efforts in meeting community credit needs are currently evaluated as part of the examination process pursuant to three performance tests. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

USA PATRIOT Act

The USA PATRIOT Act became effective on October 26, 2001 and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for currency transactions exceeding $10,000; (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations; and (v) requiring enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons.

Under the USA PATRIOT Act, the Federal Bureau of Investigation (“FBI”) has sent, and will send, our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank has been requested, and will be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control (“OFAC”), which is a division of the Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze the account and block any transactions from the account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

The federal financial institution regulators also have promulgated rules and regulations implementing the USA PATRIOT Act, which (i) prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction, (ii) require financial institutions to maintain certain records for correspondent accounts of foreign banks, (iii) require financial institutions to produce certain records relating to anti-money laundering compliance upon the request of the appropriate federal banking agency, (iv) require due diligence with respect to private banking and correspondent banking accounts, (v) facilitate information sharing between government and financial institutions, (vi) require verification of customer identification, and (vii) require financial institutions to have in place an anti-money laundering program.

Consumer Laws and Regulations

The bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Servicemembers’ Civil Relief Act, and implementing regulations promulgated thereunder. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

MANAGEMENT

The Board of Directors

Our bylaws provide that our board of directors consist of 10 members. Each member of the board of directors is elected annually for a term of one year. Our officers are appointed by and serve at the pleasure of our board of directors.

The following table contains information about the current directors and the officers of the company and EVB.

Name, Age and Title	Director of the Company Since	Previous Five-Years Business Experience

W. Rand Cook (53) Chairman of the board of directors of the company and EVB	1997	Mr. Cook has served as the chairman of our board of directors since 2001. He also served as a director for Hanover Bank from 2000 through 2002. Mr. Cook has been an attorney with McCaul, Martin, Evans & Cook, P.C. in Mechanicsville, Virginia since 1985.

F.L. Garrett, III (66) Vice chairman of the board of directors of the company and EVB	1997	Mr. Garrett has served as vice chairman of our board since 1997. Mr. Garrett also served on the board of Southside Bank from 1982 until 2006 when it merged into EVB. Mr. Garrett is a realtor with Long & Foster in Essex County, Virginia and the owner of Harborside Storage, a boat storage company in Bowlers Wharf, Virginia.

Ira C. Harris, Ph. D. (46) Director of the company and EVB	2004	Mr. Harris has been a member of the faculty of the McIntire School of Commerce at the University of Virginia since 2003. Mr. Harris has also been the operator of Store-Tel Storage in Tappahannock, Virginia since 2003. Prior to joining the faculty at the University of Virginia, Mr. Harris had been an assistant professor at the University of Notre Dame from 1998 through 2003.

F. Warren Haynie, Jr. (68) Director of the company and EVB	1997	Mr. Haynie served as a director on the Bank of Northumberland board of directors from 1987 through 2002. Mr. Haynie has been a sole practicing attorney in Lottsburg, Virginia since 1971.

William L. Lewis (55) Director of the company and EVB	1997	Mr. Lewis served as a director on the Southside Bank board of directors from 1989 through 2002. Mr. Lewis has been an attorney with William L. Lewis, P.C. in Tappahannock, Virginia since 1989. Mr. Lewis is also a director of EVB Investments, Inc.

Charles R. Revere (67) Director of the company and EVB	2002	Mr. Revere served as a director on the Southside Bank board of directors from 1988 through 2002. Mr. Revere has been the president and chief executive officer of Revere Gas and Appliance, a distributor of propane gas in Hartfield, Virginia, since 1980. Mr. Revere has also been president and chief executive officer of Middlesex Bottled Gas, a distributor of propane gas in Hartfield, Virginia, since 1964.

Name, Age and Title	Director of the Company Since	Previous Five-Years Business Experience

Joe A. Shearin (50) President and chief executive officer and director of the company and EVB	2003	Mr. Shearin joined us in 2001 as the president and chief executive officer of Southside Bank until 2006 when he became president and chief executive officer of EVB. Mr. Shearin became the president and chief executive officer of the company in 2002. Prior to joining us, Mr. Shearin served as senior vice president/ city executive for BB&T in Petersburg, Virginia from 1997 to 2001. Prior to joining BB&T, Mr. Shearin had been an executive vice president of First Federal Savings Bank in Petersburg, Virginia since 1995.

Howard R. Straughan, Jr. (76) Director of the company and EVB	2001	Mr. Straughan is a retired banker. Mr. Straughan served as a director of Bank of Northumberland from 1994 until it merged into EVB in 2006.

Leslie E. Taylor (58) Director of the company and EVB	2000	Mr. Taylor was a director of Southside Bank from 1989 through 2002. Mr. Taylor is a certified public accountant and has been owner and president of Leslie E. Taylor, CPA, PC in Tappahannock, Virginia since 1983.

Jay T. Thompson, III (50) Director of the company and EVB	2000	Mr. Thompson was a director of Hanover Bank from 2000 until it merged into EVB in 2006. Mr. Thompson has been the owner and pharmacist of the Mechanicsville Drug Store in Mechanicsville, Virginia since 1981.

William E. Martin, Jr. (56) Executive vice president – commercial banking of EVB	—	Mr. Martin has served as executive vice president – commercial banking of EVB since September 2006. From April 2006 to September 2006, Mr. Martin was regional president of EVB. Mr. Martin served as the president and chief executive officer of Hanover Bank from 2000 when it began operations until it merged into EVB in 2006. Mr. Martin also serves as chairman of EVB Investments, Inc.

Joseph H. James (51) Chief operations officer of the company and executive vice president of EVB	—	Mr. James has been executive vice president of EVB and chief operations officer of the company since April 2006. Mr. James joined us in 2000 as our vice president and operations manager. From April 2002 until November 2002, Mr. James was our vice president and chief operations officer. From November 2002 through April 2006, Mr. James was our senior vice president and chief operations officer.

Name, Age and Title	Director of the Company Since	Previous Five-Years Business Experience

Ronald L. Blevins (62) Chief financial officer of the company and executive vice president of EVB	—	Mr. Blevins has been chief financial officer of the company since December 2000. He served as senior vice president of the company from December 2000 until April 2006. In April 2006, he was named an executive vice president of EVB.

J. Lloyd Railey (56) Chief risk officer of the company and executive vice president of EVB	—	Mr. Railey joined us in 2001 to serve as chief financial officer of Southside Bank. Mr. Railey was a senior vice president and our risk management officer from 2002 until April 2006 when he became our chief risk officer and executive vice president of EVB. Prior to joining us, Mr. Railey was president of B&L Professional Services, Inc., a bank consulting provider in West Point, Virginia, from 2000 to 2001.

James S. Thomas (52) Executive vice president – retail banking of EVB	—	Mr. Thomas joined us in October 2003 as senior vice president and retail banking manager of Southside Bank. In 2005, he became executive vice president and chief operating officer of Southside Bank through April 2006. In April 2006, Mr. Thomas became an executive vice president of EVB. Prior to joining us, Mr. Thomas was vice president with South Trust from 2002 to 2003. Mr. Thomas was also senior vice president and senior credit officer with Bank of Richmond from 2001 to 2002.

Director Compensation

Each non-employee director serving on our board of directors receives an annual retainer of 500 shares of common stock. Additionally each non-employee director receives the following per meeting fees for attendance:

Bank board of directors meetings	$500
Bank committee meetings	$300
Company board of directors meetings	$300

Mr. Cook, the non-executive chairman of our board of directors, receives an additional fee of $1,000 monthly as a retainer for his service as chairman. In addition to regular committee fees, the chairman of the audit/risk management committee receives $300 and each member receives $200 as a retainer for each month of service on the committee. Our executive officers serving as directors do not receive any compensation for their board service.

Executive Compensation

The following table shows, for the fiscal years ended December 31, 2005, 2004, and 2003, the cash compensation paid by us, as well as certain other compensation paid or accrued for those years, to the “named executive officers” in all capacities in which they served:

Summary Compensation Table

	Annual Compensation					Long-Term Compensation	All Other Compensation (3)
Name and Position	Year	Salary	Bonus	Other Annual Compensation (1)		Securities Underlying Options (2)
Joe A. Shearin (4) President and chief executive officer and director of the company and EVB	2005 2004 2003	$248,455 232,524 206,873	$28,906 65,997 69,150	$	— — —	4,862 4,000 3,165	$9,145 6,502 4,200

Lewis R. Reynolds (5) Executive of the company	2005 2004 2003	$150,258 148,267 118,925	$15,000 32,297 23,625	$	— — —	3,000 3,000 2,000	$5,477 5,140 2,363

Joseph H. James Chief operations officer of the company and executive vice president of EVB	2005 2004 2003	$124,924 115,100 105,689	$12,500 27,593 28,248	$	— — —	3,000 2,000 1,300	$4,575 4,306 2,118

Ronald L. Blevins Chief financial officer of the company and executive vice president of EVB	2005 2004 2003	$113,021 105,455 97,936	$8,904 22,750 26,282	$	— — —	3,000 2,000 1,300	$3,647 4,007 1,967

William E. Martin, Jr. (6) Executive vice president - retail banking of EVB	2005 2004 2003	$114,838 113,595 101,678	$11,500 10,944 10,350	$	— — —	3,000 2,000 2,000	$3,774 3,750 2,119

(1)	The amount of compensation in the form of perquisites or other personal benefits did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported each year.
(2)	Year 2005 options were granted at an exercise price of $20.565 per share.
(3)	Amounts presented represent matching contributions by the Company to the executive officers’ accounts in the Company’s 401 (k) plan.
(4)	Mr. Shearin was a director of Southside Bank until its merger into EVB in April 2006.
(5)	Mr. Reynolds was President of Bank of Northumberland until its merger into EVB in April 2006. He retired on October 1, 2006 and currently serves in a consulting position with us.
(6)	Mr. Martin was President of Hanover Bank until its merger into EVB in April 2006.

Stock Options

Our 2003 Stock Incentive Plan provides for the granting of both incentive and non-qualified stock options to our executive officers, key employees and directors.

No restricted stock awards have been granted to our executives or employees.

The following table provides certain information concerning stock options granted during 2005 to the named executive officers.

Options Grants in 2005

Name	Number of Shares Underlying Options Granted (1)	Percent of Total Options Granted to Employees in 2005	Exercise Price per Share	Expiration Date	Potential Realizable Value (2)
					5%	10%
Joe A. Shearin	4,862	8.91%	$20.570	7/1/2015	$62,881	$159,354
Lewis R. Reynolds	3,000	5.02	20.565	7/1/2015	38,880	98,326
Joseph H. James	3,000	5.02	20.565	7/1/2015	38,880	98,326
Ronald L. Blevins	3,000	5.02	20.565	7/1/2015	38,880	98,326
William E. Martin, Jr.	3,000	5.02	20.565	7/1/2015	38,880	98,326

(1)	Vesting is as follows: 100% on July 1, 2009
(2)	Potential realizable value at the assumed annual rates of stock price indicated, based on actual option term (10 Years) and annual compounding, less cost of shares at exercise price.

The following table shows certain information with respect to the value of unexercised options at year-end 2005 for the named executive officers. The named executive officers did not exercise any options during 2005.

2005 Year-End Option Values

	Number of Shares Unexercised Underlying Options December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005 (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Joe A. Shearin	$—	$14,022	$—	$19,488
Lewis R. Reynolds	—	9,800	—	15,720
Joseph H. James	—	7,400	—	10,695
Ronald L. Blevins	—	7,400	—	10,695
William E. Martin, Jr.	—	9,800	—	15,720

(1)	Calculated by subtracting the exercise price from the fair market value of the stock at December 31, 2005.

On October 1, 2006, we granted options to acquire 4,725 shares of common stock to Mr. Shearin. We also granted options to acquire 3,500 shares of common stock to each of our other executive officers, including Messrs. Blevins, James and Martin. Each option has an exercise price of $21.16 per share, becomes exercisable on October 1, 2010 and expires on October 1, 2016.

Employment Contracts and Termination and Change in Control Arrangements

We and each of Joe A. Shearin, Joseph H. James and Ronald L. Blevins are parties to an employment agreement entered into as of January 6, 2003, January 8, 2003 and January 13, 2003, respectively. Mr. Shearin’s employment agreement provides for him to serve as our President and Chief Executive Officer and President of EVB (as successor to Southside Bank) and provides for an initial base salary of $188,000. His employment agreement is for a rolling three-year term. Mr. James’s employment agreement provides for him to serve in an executive officer capacity and provides for an initial base salary of $96,000. Mr. Blevins’s employment agreement provides for him to serve in an executive officer capacity and provides for an initial base salary of $85,000. The board of directors, in its discretion, may increase the base salary of each of Messrs. Shearin, James and Blevins. The employment agreements with Mr. James and Mr. Blevins currently terminate on December 31, 2007; however, each December 31, the term of their employment agreements will be renewed and extended by one year, unless notice of termination has been provided prior to such time.

On September 9, 2006, we entered into an employment agreement with Lewis R. Reynolds upon his retirement as Regional President. The employment agreement replaced the employment agreement that our former subsidiary Bank of Northumberland, Inc. had entered into with Lewis R. Reynolds on August 11, 2004. The earlier employment agreement provided for Mr. Reynolds to serve as President and Chief Executive Officer of the Bank of Northumberland, Inc. and provided for an initial base salary of $123,276. The current employment agreement provides for Mr. Reynolds to serve as an employee of the company and, among other things, exclusively assist us and our management with real estate valuations, new business, civic activities and customer credit issues. The employment agreement provides for an annual base salary of $160,000. The employment agreement currently terminates on December 31, 2009.

Our former subsidiary Hanover Bank executed an employment agreement with William E. Martin, Jr. on March 25, 2004. This agreement is currently with EVB as successor to Hanover Bank. Prior to the merger of our bank subsidiaries, Mr. Martin’s employment agreement provided for him to serve as President and Chief Executive Officer of Hanover Bank at an initial base salary of $106,000. Mr. Martin now serves as EVB’s Executive Vice President, Commercial Lending. The employment agreement currently terminates on December 31, 2008. On each December 31, the term of the employment agreement with Mr. Martin will be renewed and extended by one year unless notice of termination has been provided prior to such time.

Each employment agreement may be terminated by us or EVB with or without cause. If the officer resigns for “good reason” or is terminated without “cause” (as those terms are defined in the employment agreement), however, he is entitled to salary and certain benefits for the remainder of his contract. If the officer’s employment terminates for good reason or without cause within one year of a change in control of us, he will be entitled to severance payments approximately equal to 299% of his annualized cash compensation for a period that precedes the change in control as determined under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). If termination of employment due to a change in control had occurred as of February 28, 2006, Mr. Shearin would have been entitled to severance payments amounting to approximately $708,450; Mr. James would have been entitled to severance payments amounting to approximately $354,999; Mr. Blevins would have been entitled to severance payments amounting to approximately $265,421; and Mr. Martin would have been entitled to severance payments amounting to approximately $295,504. Mr. Reynolds’ current agreement does not provide for severance payments for termination in connection with a change in control.

Each agreement also contains a confidentiality provision without a time limit and a covenant not to compete that is in effect while the individual is an officer and employee and for a 12-month period after the termination of his employment. The covenant not to compete in Mr. Reynolds’ agreement covers the period while he is an officer or employee and for a 24-month period after termination of his employment (but no later than December 31, 2009).

Employee Benefit Plans

We have a defined-benefit pension plan provided through the Virginia Bankers Association Insurance Trust. Benefits are based on an employee’s salary at the time of retirement, normally at age 65. All of our active, full-time employees are eligible to participate in the plan at age 21 with one year of service. Employees do not contribute to the plan, and a participant becomes 100% vested upon completion of five years of service. Employees of Hanover Bank and EVB Investments, Inc. became eligible to participate in the Plan as of October 1, 2003. Directors who are full-time employees are eligible for participation.

The estimated annual benefits payable upon retirement are as follows:

5 Year Average Compensation	Year of Service
	10	15	20	25	30	35
$ 25,000	$4,625	$6,938	$9,250	$11,563	$12,500	$13,438
50,000	9,341	14,012	18,683	23,353	25,274	27,194
75,000	15,716	23,574	31,433	39,291	43,024	46,757
100,000	22,091	33,137	44,183	55,228	60,774	66,319
125,000	28,466	42,699	56,933	71,166	78,524	85,882
150,000	34,841	52,262	69,683	87,103	96,274	105,444
175,000	41,216	61,824	82,433	103,041	114,024	125,007
200,000	47,591	71,387	95,183	118,978	131,774	144,569
210,000+	50,141	75,212	100,283	125,353	138,874	152,394

The estimated annual retirement benefit is based on a straight life annuity assuming full benefit at age 65 with no offsets and covered compensation of $48,696. For a person age 65 in 2005, compensation is currently limited to $210,000 by the Internal Revenue Code of 1986, as amended.

The estimated credited years of service for Messrs. Shearin, Reynolds, James and Blevins are 4, 34, 5, and 5 years, respectively. Mr. Martin joined the Plan as of October 1, 2003 and is credited with 2.25 years of service.

The benefits in the table are calculated on the basis of a 50% joint and survivor annuity, assuming that at retirement, the age of the employee’s spouse is 62. Benefits are not subject to deduction for Social Security offset amounts. Benefits are based on an employee’s salary for the five years that precede retirement.

Compensation Committee Interlocks and Insider Participation

During 2005 and up to the present time, there were transactions between our banking subsidiaries and certain members of our compensation committee or their associates, all consisting of extensions of credit by EVB in the ordinary course of business. Each transaction was made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with the general public. In the opinion of management and our board, none of the transactions involved more than the normal risk of collectibility or present other unfavorable features.

None of the members of our compensation committee has served as an officer or employee us or any of our subsidiaries or affiliates. No director may serve as a member of the committee if he is eligible to participate in the 2003 Stock Incentive Plan or was at any time within one year prior to his appointment to the committee eligible to participate in the 2003 Stock Incentive Plan. We have a compensation committee that addresses the salaries of all employees, including our chief executive officer.

Transactions with Management

Some of our directors and officers are at present, as in the past, customers of ours, and we have had, and expect to have in the future, banking transactions in the ordinary course of our business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The balance of loans to directors and executive officers of the Company and its subsidiary banks totaled $14.9 million at December 31, 2005, or 24.1% of our equity capital at that date, and $6.6 million at September 30, 2006. The decrease is due to loans attributable to directors who are no longer on one of our boards and repayments of outstanding amounts. New advances from December 31, 2005 that are outstanding at September 30, 2006, are $3.1 million.

The mother of Jay T. Thompson, III, one of our directors, is the managing partner and owns an 88% interest in Thompson Realty, LLC, a real estate investment partnership. Thompson Realty leases to us the land and building for our Mechanicsville branch. The lease is for five years and expires on April 30, 2010, with one option to renew for five years. Over the initial term of the lease, the monthly rent payments will be between $3,300 and $3,800. The current monthly rent payment is $3,495.

There were no other transactions during 2005 and 2006 between our directors or officers and us, nor are there any proposed transactions. Additionally, there are no legal proceedings to which any director, officer or principal shareholder, or any affiliate thereof are a party that is adverse to us or any of our subsidiaries or involve a material interest adverse to us or any of our subsidiaries.

Corporate Governance and the Board of Directors

There were 14 meetings of our board of directors in 2005. Each director attended greater than 75% of the aggregate number of meetings of the board of directors and meetings of committees of which the director was a member in 2005.

The board of directors has, among others, a standing executive committee, audit/risk management committee, compensation committee and nominating committee.

Executive Committee. The executive committee acts for the board of directors when the board is not in session, and consists of Messrs. Cook, Garrett and Straughan. The executive committee met 10 times during the year ended December 31, 2005.

Audit/Risk Management Committee. The audit/risk management committee acts for the board to recommend the selection of an independent registered public accounting firm and the internal auditors, to approve the scope of the independent and internal auditors’ audits, to review the reports of examination by both independent and internal auditors and regulatory agencies, and to issue periodic reports to the board of directors. The audit/risk management committee consists entirely of directors who meet the independence requirements of the Nasdaq Stock Market listing standards and the Securities and Exchange Commission. Our audit/risk management committee is composed of chairman Leslie E. Taylor, CPA and Messrs. Harris, Haynie, Jr., Revere and Straughan, Jr. Audit/risk management committee chairman Leslie E. Taylor, CPA fulfills the applicable standard as an independent audit committee financial expert. The audit/risk management committee operates under a charter adopted by the board. The audit/risk management committee met 12 times during 2005.

Compensation Committee. The compensation committee consists of four independent directors from our board: Messrs. Harris, Straughan, Taylor and Thompson. Certain directors of EVB who are not also directors of the company also serve on the compensation committee. These directors serve as the compensation committee for both us and EVB. However, all compensation is paid by EVB. This committee, chaired by Mr. Straughan, recommends the compensation to be paid to our chief executive officer, approves the compensation to be paid to all other executive officers and administers all incentive and stock plans to the benefit of such officers and directors eligible to participate in such plans. The committee met four times in 2005.

Nominating Committee. The nominating committee consists of four independent directors – Messrs. Garrett, Lewis, Straughan, Jr., and Thompson. The purpose of the nominating committee is to identify, evaluate and recommend candidates for membership on our board of directors, to ensure an appropriate structure and process for management succession and to establish and assure the effectiveness of the governance principles of the board and us. The nominating committee, chaired by Mr. Lewis, operates under a charter, adopted by the board. The nominating committee met once during 2005.

Independence of the Directors

The board of directors has determined that the following nine individuals of its ten members are independent as defined by Nasdaq listing standards: W. Rand Cook, F. L. Garrett, III, Ira C. Harris, F. Warren Haynie, Jr., William L. Lewis, Charles R. Revere, Howard R. Straughan, Jr., Leslie E. Taylor and Jay T. Thompson, III. In reaching this conclusion, the board considered that we conduct business with companies of which certain members of the board or members of their immediate families are or were directors or officers.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table presents information regarding the beneficial ownership of our common stock as of October 31, 2006, by:

•	Each of our directors;

•	Each of our executive officers; and

•	All of our executive officers and directors as a group.

The business address for our directors and executive officers is 330 Hospital Road, Tappahannock, Virginia 22560.

As of October 31, 2006, to our knowledge, no person beneficially owns more than five percent of the outstanding shares of common stock.

	Beneficial Ownership (1)
Name	Number of Shares		Percent of Class (%) (2)
W. Rand Cook	5,957	(3)	*
F.L. Garrett, III	26,120	(4)	*
Ira C. Harris	1,931	(5)	*
F. Warren Haynie, Jr.	7,030		*
William L. Lewis	20,335		*
Charles R. Revere	5,804		*
Joe A. Shearin	7,906	(6)	*
Howard R. Straughan, Jr.	94,634	(7)	1.92%
Leslie E. Taylor	3,757		*
Jay T. Thompson, III	17,314	(8)	*
Ronald L. Blevins	4,765	(9)	*
Joseph H. James	1,770	(10)	*
William E. Martin, Jr.	3,724	(11)	*
Lewis R. Reynolds	20,383	(12)	*

All directors and executive officers as a group (16 persons)	223,087		4.53%

*	Percentage of ownership is less than one percent of the outstanding shares of common stock.
(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days. All shares of common stock indicated in the above table are subject to the sole investment and voting power of the identified director or officer, except as otherwise set forth in the footnotes below.
(2)	The ownership percentage of each individual is calculated based on the total of 4,928,780 shares of common stock issued and outstanding as of September 30, 2006, plus the number of shares of common stock that can be issued to that individual within 60 days of September 30, 2006 upon the exercise of stock options held by that individual. The ownership percentage of the group is based on the shares outstanding plus the number of shares of common stock that can be issued to the entire group within 60 days of September 30, 2006 upon the exercise of all stock options held by the group that were exercisable as of September 30, 2006.
(3)	Includes 2,214 shares held jointly with Mr. Cook’s wife.

(4)	Includes 10,604 shares held by Mr. Garrett’s wife.
(5)	Includes 431 shares held jointly with Mr. Harris’ wife.
(6)	Includes options exercisable for 1,995 shares.
(7)	Includes 10,000 shares held by Mr. Straughan’s wife and 46,000 shares held by a family trust that Mr. Straughan is the trustee of for the benefit of Mr. Straughan’s wife.
(8)	Includes 1,000 shares held by Mr. Thompson’s wife; 845 shares and 614 shares held by Mr. Thompson’s children, respectively, and options exercisable for 500 shares.
(9)	Includes options exercisable for 1,100 shares.
(10)	Includes options exercisable for 1,100 shares.
(11)	Includes options exercisable for 1,800 shares.
(12)	Includes 240 shares held by Mr. Reynolds’ daughter and options exercisable for 1,800 shares.

UNDERWRITING

We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc. with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, Keefe, Bruyette & Woods, Inc. has agreed to purchase from us [ • ] shares of common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the continued accuracy of representations and warranties made by us to the underwriter;

•	the absence of material adverse changes in the financial markets; and

•	the delivery of customary closing documents to the underwriter by us.

The underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [ • ] additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $              per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $              per share on sales to other brokers and dealers. After the completion of the offering, the underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $[ • ] and are payable by us.

Lock-Up Agreements

We and each of our directors and executive officers have agreed, for a period of 90-days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriter and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment option. If the underwriter sells more common stock than could be covered by exercising the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market or Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and any selling group members who are qualified market makers on the Nasdaq Stock Market may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.

Our Relationship with the Underwriter

The underwriter and some of their affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services.

At our request, the underwriter has reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship, who have expressed an interest in participating in this program. No more than 5% of the common stock offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us, and the shares sold under this program will be subject to a 90-day lock-up arrangement.

The common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

EXPERTS

Yount, Hyde & Barbour, P.C., registered independent public accountants, audited our consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years ended December 31, 2005, 2004 and

2003, included in this prospectus, as stated in their report appearing herein. These consolidated financial statements are included in this prospectus and registration statement in reliance upon the report of Yount, Hyde & Barbour, P.C., and upon its authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our common stock offered and certain other legal matters will be passed upon for Eastern Virginia Bankshares, Inc. by the law firm of Williams Mullen, Richmond, Virginia. Certain legal matters will be passed upon for the underwriter by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

We also maintain an Internet site at www.evb.org, which contains information relating to us and our business.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC (under our Exchange Act file number 000-23565). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and the information we file subsequently with the SEC will automatically update and supersede the information in this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference is considered to be part of this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	our quarterly reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006, and September 30, 2006;

•	our current report on Form 8-K filed on April 25, 2006 (with respect to the consolidation of our banking subsidiaries); and

•	the description of our common stock contained in our registration statement on Form 8-A, filed December 29, 1997.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document that also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes such statement. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Information on our website at www.evb.org is not incorporated by reference and is not a part of this prospectus.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:

Corporate Secretary

Eastern Virginia Bankshares, Inc.

330 Hospital Road

Tappahannock, Virginia 22560

Telephone: (804) 443-8423

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EASTERN VIRGINIA BANKSHARES, INC.

Item 1. Financial Statements

Eastern Virginia Bankshares, Inc. and Subsidiaries

Consolidated Balance Sheets

(Dollars in thousands)

	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
Assets:
Cash and due from banks	$14,484	$21,516
Federal funds sold	1,009	—
Securities available for sale, at fair value	127,545	135,420
Loans, net of unearned income	637,133	574,085
Allowance for loan losses	(6,880)	(6,601)

Total loans, net	630,253	567,484
Deferred income taxes	2,857	2,820
Bank premises and equipment, net	16,261	15,147
Accrued interest receivable	3,913	3,583
Goodwill	5,725	5,725
Other assets	13,781	12,231

Total assets	$815,828	$763,926

Liabilities and Shareholders’ Equity:
Liabilities
Noninterest-bearing demand accounts	$102,437	$99,718
Interest-bearing deposits	539,720	528,625

Total deposits	642,157	628,343
Federal funds purchased	—	6,822
Federal Home Loan Bank advances	91,214	51,928
Trust preferred capital notes	10,310	10,310
Accrued interest payable	1,984	1,264
Other liabilities	4,702	3,385

Total liabilities	750,367	702,052

Shareholders’ Equity
Common stock of $2 par value per share, authorized 50,000,000 shares, issued and outstanding 4,928,780 and 4,905,701, respectively	9,858	9,812
Retained earnings	57,450	53,838
Accumulated other comprehensive (loss), net	(1,847)	(1,776)

Total shareholders’ equity	65,461	61,874

Total liabilities and shareholders’ equity	$815,828	$763,926

See Notes to Consolidated Financial Statements

Eastern Virginia Bankshares, Inc. and Subsidiaries

Consolidated Statements of Income (Unaudited)

(Dollars in thousands except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Interest and Dividend Income
Loans	$11,450	$9,426	$32,422	$27,112
Interest on investments
Taxable interest income	1,073	1,128	3,313	3,107
Tax exempt interest income	340	374	1,070	1,167
Dividends	155	28	287	119
Interest on federal funds sold	119	23	195	64

Total interest and dividend income	13,137	10,979	37,287	31,569

Interest Expense
Deposits	3,959	2,822	10,716	7,722
Federal funds purchased	3	17	81	55
Interest on FHLB advances	990	525	2,464	1,140
Interest on trust preferred debt	211	159	598	445

Total interest expense	5,163	3,523	13,859	9,362

Net interest income	7,974	7,456	23,428	22,207
Provision for Loan Losses	204	282	521	488

Net interest income after provision for loan losses	$7,770	$7,174	$22,907	$21,719
Other Income
Service charges and fees on deposit accounts	839	760	2,382	2,159
Gain on available for sale securities	5	103	36	224
Gain on sale of OREO or fixed assets	—	22	26	22
Other operating income	515	428	1,369	1,183

Total other income	1,359	1,313	3,813	3,588

Other Expenses
Salaries and benefits	3,634	3,522	10,958	10,655
Net occupancy expense of premises	991	982	2,948	2,727
Data processing	91	176	355	549
Consultant fees	108	150	549	694
Telephone	138	138	417	418
Marketing and advertising	249	126	741	355
Other operating expenses	1,182	1,050	3,361	3,149

Total other expenses	6,393	6,144	19,329	18,547

Income before income taxes	2,736	2,343	7,391	6,760
Income Tax Expense	767	656	2,070	1,853

Net income	$1,969	$1,687	$5,321	$4,907

Earnings per share, basic and assuming dilution	$0.40	$0.34	$1.08	$1.00
Dividends per share	$0.16	$0.15	$0.47	$0.45

Eastern Virginia Bankshares, Inc. and Subsidiaries

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)

	Nine Months Ended September 30,
	2006	2005
Cash Flows from Operating Activities
Net income	$5,321	$4,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and investment amortization/accretion, net	1,712	2,473
Provision for loan losses	521	488
(Gain) realized on available for sale securities	(36)	(224)
(Gain) on sale of fully depreciated fixed assets	(26)	(22)
(Increase) in other assets	(1,878)	(322)
Increase in other liabilities	2,036	2,187

Net cash provided by operating activities	7,650	9,487
Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	4,746	11,067
Proceeds from maturities, calls, and paydowns of securities	10,622	15,256
Purchase of debt securities	(6,375)	(34,625)
Purchase of restricted stock	(1,436)	(1,547)
Proceeds from sale of other real estate	—	256
Net increase in loans	(63,290)	(44,946)
Proceeds from sale of fixed assets	26	—
Purchases of bank premises and equipment	(2,580)	(1,511)

Net cash used in investing activities	(58,287)	(56,050)
Cash Flows from Financing Activities
Net (decrease) in noninterest bearing and interest bearing demand deposits and savings accounts	(28,204)	(5,247)
Net increase in certificates of deposit	42,018	31,182
Issuance of common stock under dividend reinvestment plan	295	293
Stock based compensation	146	128
Director stock grant	191	125
Stock options exercised	13	—
Dividends declared	(2,309)	(2,200)
Decrease in federal funds purchased	(6,822)	(690)
Increase in FHLB advances	39,286	29,786

Net cash provided by financing activities	44,614	53,377

Increase (decrease) in cash and cash equivalents	(6,023)	6,814
Cash and cash equivalents
Beginning of period	21,516	17,797

End of period	$15,493	$24,611

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest on deposits and other borrowings	$13,139	$8,997
Income taxes	$2,834	$1,420
Loans transferred to other real estate owned	$—	$300

EASTERN VIRGINIA BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	The accompanying unaudited consolidated financial statements, prepared in accordance with instructions for Form 10-Q, do not include all of the information and notes required by accounting principles generally accepted in the United States of America (GAAP) for complete financial statements. However, in the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the financial position of Eastern Virginia Bankshares, Inc. (the “Company”) at September 30, 2006. The statements should be read in conjunction with the Notes to Consolidated Financial Statements included in The Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). Certain previously reported amounts have been reclassified to conform to current period presentation.

2.	The Company was organized and chartered under the laws of the Commonwealth of Virginia on September 5, 1997 and commenced operations effective December 29, 1997 when Southside Bank and Bank of Northumberland, Inc. became wholly owned subsidiaries of the Company. The transaction was accounted for using the pooling-of-interest method of accounting. The Company opened its third subsidiary in May 2000 when Hanover Bank began operations in Hanover County, Virginia. On April 24, 2006, the Company completed the conversion to a one-bank holding company by merging the three banking subsidiaries. The new bank began operating under the name “EVB” on April 24, 2006. All significant inter-company transactions and accounts have been eliminated in consolidation.

3.	The results of operations for the three and nine month periods ending September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

4.	The Company’s amortized cost and estimated fair values of securities at September 30, 2006 and December 31, 2005 were as follows:

(dollars in thousands)	September 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:
Obligations of U.S. Government agencies	$31,839	$33	$605	$31,267
Mortgage-backed securities	30,552	2	850	29,704
State and political subdivisions	32,860	412	272	33,000
Corporate, CMO and other securities	28,738	39	1,557	27,220
Restricted securities	6,354	—	—	6,354

Total	$130,343	$486	$3,284	$127,545

(dollars in thousands)	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:
Obligations of U.S. Government agencies	$29,849	$1	$549	$29,301
Mortgage-backed securities	36,010	23	811	35,222
State and political subdivisions	35,373	584	162	35,795
Corporate, CMO and other securities	31,959	36	1,812	30,183
Restricted securities	4,919	—	—	4,919

Total	$138,110	$644	$3,334	$135,420

At September 30, 2006, investments in an unrealized loss position that were temporarily impaired were as follows:

(dollars in thousands)	September 30, 2006
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Description of Securities
Obligations of U. S. Government agencies	$250	$—	$29,008	$605	$29,258	$605
Mortgage-backed securities	—	—	29,155	850	29,155	850
State and political subdivisions	5,276	170	3,822	102	9,098	272
Corporate, CMO’s and other securities	586	22	22,194	1,535	22,780	1,557

	$6,112	$192	$84,179	$3,092	$90,291	$3,284

Bonds with unrealized loss positions of less than 12 months duration at September 30, 2006 included 1 federal agency, 1 corporate bond and 13 municipal bonds. Securities with losses of one year or greater duration included 33 federal agencies, 40 mortgage-backed securities, 15 corporate bonds, 12 municipal bonds, 3 federal agency preferred stocks and 6 collateralized mortgage obligations “CMO’s”. The unrealized loss positions at September 30, 2006 were primarily related to interest rate movements. Holdings of GMAC and Ford Motor Credit Corporation contained unrealized loss positions because these securities have been downgraded by Moody’s and Standard & Poor’s rating agencies to levels below investment grade. As of September 30, 2006, the Company held $3.30 million par value in GMAC bonds and $250 thousand par value in Ford Motor Credit Corporation bonds. These holdings are monitored regularly by the Company’s Chief Financial Officer and reported to the bank board on a monthly basis. Given the attractive yield and the belief that the risk of default is remote, management has not recommended sale of the holdings.

At December 31, 2005, investments in an unrealized loss position that were temporarily impaired were as follows:

(dollars in thousands)	December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Description of Securities
Obligations of U. S. Government agencies	$17,448	$255	$10,601	$294	$28,049	$549
Mortgage-backed securities	23,925	520	9,986	291	33,911	811
State and political subdivisions	7,566	53	3,120	109	10,686	162
Corporate, CMO’s and other securities	16,218	460	7,229	1,352	23,447	1,812

	$65,157	$1,288	$30,936	$2,046	$96,093	$3,334

5.	The Company’s loan portfolio was composed of the following at the dates indicated:

(Dollars in thousands)	September 30, 2006	December 31, 2005	September 30, 2005
	(unaudited)	(audited)	(unaudited)
Commercial, industrial and agricultural loans	$59,068	$55,732	$52,846
Residential real estate mortgage loans	278,791	263,191	258,502
Real estate construction loans	81,237	47,620	41,006
Commercial real estate loans	167,369	151,897	143,790
Consumer loans	50,582	55,680	60,681
All other loans	216	321	349

Total loans	637,263	574,441	557,174
Less unearned income	(130)	(356)	(499)

Total loans net of unearned discount	637,133	574,085	556,675
Less allowance for loan losses	(6,880)	(6,601)	(6,643)

Net loans	$630,253	$567,484	$550,032

The Company had $2.6 million in non-performing loans at September 30, 2006 that included $904 thousand in loans past due 90 days or more, but still accruing and $1.7 million in nonaccrual loans.

6.	The Company’s allowance for loan losses was as follows at the dates indicated:

(Dollars in thousands)	September 30, 2006	December 31, 2005	September 30, 2005
	(unaudited)	(audited)	(unaudited)
Balance January 1	$6,601	$6,676	$6,676
Provision charged against income	521	552	488
Recoveries of loans charged off	369	491	359
Loans charged off	(611)	(1,118)	(880)

Balance at end of period	$6,880	$6,601	$6,643

Following is a summary pertaining to impaired loans:

	September 30, 2006	December 31, 2005
	(in thousands)
Impaired loans for which an allowance has been provided	$9,880	$14,293

Allowance related to impaired loans	$1,468	$1,849

Average balance of impaired loans	$13,601	$17,175

No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans excluded from impaired loan disclosure under FASB Statement No. 114 amounted to $812 thousand and $772 thousand at September 30, 2006 and December 31, 2005, respectively.

7.	Borrowings from the Federal Home Loan Bank of Atlanta are disclosed below. The Company utilizes FHLB borrowings for two purposes (a) to match funds for specific loans or investments as an interest rate risk management tool and (b) for general funding of loan growth when the cost of borrowing is substantially below that of aggressive deposit funding.

	September 30, 2006	December 31, 2005	September 30, 2005
	(unaudited)	(audited)	(unaudited)
Amortizing advances	$5,714	$6,428	$7,143
Convertible advances	85,500	45,500	45,500

Total advances	$91,214	$51,928	$52,643

The table presented below shows the maturities and potential call dates of FHLB advances. All but $5.7 million of the FHLB borrowings are convertible advances that have a call provision.

	Maturities Amount	Avg Rate	Callable Amount	Avg Rate
2006	$714	3.15%	$5,000	5.92%
2007	1,428	3.15	57,000	4.00
2008	1,429	3.15	10,000	4.85
2010	16,429	4.31	13,500	3.87
2011	10,714	4.89	—
2012	5,000	4.68	—
2015	20,500	3.78	—
2016	35,000	4.04	—

Total	$91,214	4.13%	$85,500	4.19%

8.	The following table shows the weighted average number of shares used in computing per share earnings and the effect on the weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on earnings per share otherwise available to shareholders for the three and nine month periods ending September 30, 2006 and September 30, 2005.

	Three Months Ended
	September 30, 2006		September 30, 2005
	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,923,556	$0.40	4,897,641	$0.34
Effect of dilutive securities, stock options	5,853	0.00	5,034	0.00

Diluted earnings per share	4,929,409	$0.40	4,902,675	$0.34

	Nine Months Ended
	September 30, 2006		September 30, 2005
	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,914,795	$1.08	4,889,870	$1.00
Effect of dilutive securities, stock options	6,456	0.00	10,188	0.00

Diluted earnings per share	4,921,251	$1.08	4,900,058	$1.00

As of September 30, 2006 and 2005, respectively, options to acquire 128,012 shares and 89,862 shares of common stock were not included in computing diluted earnings per common share because their effects were anti-dilutive.

9.	On September 21, 2000, The Company adopted the Eastern Virginia Bankshares, Inc. 2000 Stock Option Plan to provide a means for selected key employees and directors of the Company and its subsidiaries to increase their personal financial interest in the Company, thereby stimulating their efforts and strengthening their desire to remain with the Company. Under the Plan, up to 400,000 shares of Company common stock may be granted. No options may be granted under the Plan after September 21, 2010. On April 17, 2003, the shareholders approved the Company’s 2003 Stock Incentive Plan, amending and restating the 2000 Plan while still authorizing the issuance of up to the 400,000 original shares of common stock.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2005, 2004 and 2003:

	2005	2004	2003
Dividend rate:	2.76%	2.78%	2.81%
Price Volatility:	23.61%	24.99%	23.07%
Risk-free interest rate:	4.13%	4.95%	4.69%
Expected life:	10 Years	10 Years	10 Years

Stock option compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period for the award. There were no options granted, in the nine months ended September 30, 2006, while there were 825 shares exercised and 5,025 shares forfeited during the second quarter and 1,000 shares forfeited during the third quarter and no forfeitures during the first quarter of 2006.

The Company granted stock options for the first time in the second quarter of 2002, and in the fourth quarter of the same year adopted a policy to expense stock options.

Included within salaries and benefits for the three and nine months ended September 30, 2006 was stock -based compensation expense of $47 thousand and $146 thousand, compared to $53 thousand and $128 thousand for the three and nine month periods ended September 30, 2005, respectively. All options currently vesting are qualified options in which the Company does not receive a tax deduction.

Stock option plan activity for the nine months ended September 30, 2006 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of Unexercised In-The Money Options (in thousands)
Options outstanding January 1	159,807	$21.18	8.4	$231
Granted	—
Exercised	(825)	16.10
Forfeited	(6,025)	21.19

Options outstanding September 30	152,957	21.21	7.6	212

Options exercisable September 30	24,945	$16.10	5.5	126

Subsequent to the date of this Form 10-Q, the Company issued on October 1, 2006, qualified options for 60,875 shares at an exercise price of $21.16 per share, vesting in 4 years on October 1, 2010.

10.	Components of net periodic benefit cost were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in thousands)		(in thousands)
Components of Net Periodic Benefit Cost
Service cost	$350	$274	$1,050	$822
Interest cost	179	147	537	441
Expected return on plan assets	(163)	(129)	(489)	(387)
Amortization of prior service cost	5	5	15	15
Amortization of net obligation at transition	1	1	3	3
Recognized net actuarial loss	33	29	99	87

Net periodic benefit cost	$405	$327	$1,215	$981

The Company made its required 2006 fiscal year contribution to the pension plan in December 2005 in the amount of $1.31 million. The Company anticipates that it will make its 2007 contribution in December 2006. The pension plan has a fiscal year ending September 30, providing the Company flexibility as to the calendar year in which it makes pension plan contributions. The Company estimates that its 2006 contribution to the Plan will be approximately $1.62 million.

11.	In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff’s views regarding the process of quantifying financial statement misstatements. These interpretations were issued to address diversity in practice and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 expresses the SEC staff’s view that a registrant’s materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in SAB 108 in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error arose and the fact that the errors had previously been considered immaterial. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. The Company does not expect adoption of SAB No. 108 to have a material impact on its operations or financial results.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 155 to have a material impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. The Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. At initial adoption, SFAS 156 permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 156 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but may change current practice for some entities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employers’ fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company does not expect the implementation of SFAS No. 158 to have a material impact on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the implementation of the Interpretation No. 48 of SFAS 159 to have a material impact on its financial statements.

12.	The following table displays detail of comprehensive income for the three and nine month periods ended September 30, 2006 and 2005:

(in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net income	$1,969	$1,687	$5,321	$4,907
Unrealized gains (losses) on securities available for sale, net of tax expense	1,931	(785)	(47)	(1,446)
Less: reclassification adjustment, net of tax	(3)	(68)	(24)	(148)

Total comprehensive income	$3,897	$834	$5,250	$3,313

To the Board of Directors

Eastern Virginia Bankshares, Inc.

Tappahannock, Virginia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Eastern Virginia Bankshares, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. We also have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that Eastern Virginia Bankshares, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Eastern Virginia Bankshares, Inc. and subsidiaries’ management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of Eastern Virginia Bankshares, Inc. and subsidiaries’ internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eastern Virginia Bankshares, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that Eastern Virginia Bankshares, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Eastern Virginia Bankshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Winchester, Virginia

February 7, 2006

EASTERN VIRGINIA BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
	(dollars in thousands)
Assets

Cash and due from banks	$21,516	$17,714
Federal funds sold	—	83
Securities available for sale, at fair value	135,420	133,693
Loans, net of allowance for loan losses of $6,601 in 2005 and $6,676 in 2004	567,484	505,874
Deferred income taxes	2,820	1,411
Bank premises and equipment, net	15,147	15,613
Accrued interest receivable	3,583	2,991
Goodwill	5,725	5,725
Other assets	12,231	13,223

Total assets	$763,926	$696,327

Liabilities and Shareholders’ Equity

Liabilities
Noninterest-bearing demand accounts	$99,718	$86,848
Interest bearing deposits	528,625	503,030

Total deposits	628,343	589,878
Federal funds purchased	6,822	8,400
Federal Home Loan Bank Advances	51,928	22,857
Trust preferred debt	10,310	10,310
Accrued interest payable	1,264	839
Other liabilities	3,385	4,280
Commitments and contingent liabilities	—	—

Total liabilities	702,052	636,564

Shareholders’ Equity
Common stock of $2 par value per share; authorized 50,000,000 shares; issued and outstanding, 4,905,701 in 2005 and 4,881,544 in 2004	9,812	9,763
Retained earnings	53,838	49,403
Accumulated other comprehensive income, net	(1,776)	597

Total shareholders’ equity	61,874	59,763

Total liabilities and shareholders’ equity	$763,926	$696,327

See Notes to Consolidated Financial Statements.

EASTERN VIRGINIA BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(dollars in thousands, except per share data)
Interest and Dividend Income
Loans and fees on loans	37,137	$33,298	$30,604
Interest on investments:
Taxable interest income	4,295	4,313	3,325
Tax exempt interest income	1,539	1,933	2,076
Dividends	182	147	105
Interest on Federal funds sold	76	53	95

Total interest and dividend income	43,229	39,744	36,205

Interest Expense
Deposits	10,772	9,291	9,326
Federal funds purchased	109	14	17
Interest on FHLB advances	1,666	1,026	960
Interest on Trust preferred debt	651	439	118

Total interest expense	13,198	10,770	10,421

Net interest income	30,031	28,974	25,784
Provision for Loan Losses	552	1,279	1,637

Net interest income after provision for loan losses	29,479	27,695	24,147

Noninterest Income
Service charges on deposit accounts	2,986	2,953	2,399
Gain on sale of available for sale securities	224	303	173
Gain on sale of other real estate owned	22	—	155
Other operating income	1,495	1,268	1,217

Total noninterest income	4,727	4,524	3,944

Noninterest Expenses
Salaries and benefits	14,100	12,737	10,009
Occupancy and equipment expense	3,717	3,272	2,658
Printing and supplies	391	629	654
Telephone	547	479	397
Directors’ fees	441	342	468
Data processing	754	647	487
Consultant fees	1,165	772	804
Other operating expenses	3,778	3,470	2,978

Total noninterest expense	24,893	22,348	18,455

Income before income taxes	9,313	9,871	9,636
Income Tax Expense	2,587	2,631	2,553

Net income	$6,726	$7,240	$7,083

Earnings Per Share, basic	$1.37	$1.49	$1.46

Diluted earnings per share	$1.37	$1.48	$1.46

Dividends Per Share	$0.60	$0.60	$0.57

See Notes to Consolidated Financial Statements.

EASTERN VIRGINIA BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(dollars in thousands)
Cash Flows from Operating Activities
Net income	$6,726	$7,240	$7,083
Adjustments to reconcile net income to cash provided by operating activities:
Loss from equity investment in partnership	16	—	—
Depreciation and amortization	2,090	2,055	1,577
Deferred tax provision (benefit)	(186)	86	139
Provision for loan losses	552	1,279	1,637
(Gain) loss realized on fixed assets	57	(1)	(13)
(Gain) realized on available for sale securities	(224)	(303)	(173)
(Gain) realized on Other Real Estate	(22)	—	—
Accretion and amortization on securities, net	896	926	410
Changes in assets and liabilities:
(Increase) decrease in accrued interest receivable	(593)	326	(390)
(Increase) decrease in other assets and goodwill	976	(890)	(7,840)
Increase (decrease) in accrued interest payable	425	(25)	39
Increase (decrease) in other liabilities	(894)	(37)	1,372

Net cash provided by operating activities	9,819	10,656	3,841

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	11,067	23,984	12,601
Maturities and principal repayments of securities available for sale	19,112	42,174	45,153
Purchases of securities available for sale	(36,172)	(61,780)	(98,115)
Proceeds from sale of other real estate	321	—	155
Net (increase) in loans	(62,462)	(26,898)	(60,170)
Purchases of bank premises and equipment	(1,889)	(3,212)	(4,691)
Acquisition of branches, net of cash acquired	—	—	26,090
Proceeds from sale of bank premises and equipment	207	—	209

Net cash (used in) investing activities	(69,816)	(25,732)	(78,768)

EASTERN VIRGINIA BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

(continued)

	2005	2004	2003
	(dollars in thousands)
Cash Flows from Financing Activities
Net increase in demand deposit accounts, interest-bearing demand deposits and savings accounts	$(3,140)	$4,575	$35,889
Net increase in certificates of deposit	41,605	4,154	10,107
Proceeds from Federal Home Loan Bank advances	30,500	—	10,000
Repayments of Federal Home Loan Bank advances	(1,429)	(1,429)	(714)
Proceeds from issuance of trust preferred debt		—	10,000
Increase (decrease) in federal funds purchased	(1,578)	8,400	—
Repurchases and retirement of stock	—	(191)	(239)
Issuance of common stock under dividend reinvestment plan	387	405	359
Stock-based compensation	181	85	50
Director stock grant	125	131	151
Dividends paid	(2,935)	(2,920)	(2,768)

Net cash provided by financing activities	63,716	13,210	62,835

Cash and Cash Equivalents
Beginning of year	17,797	19,663	31,755
Net increase (decrease) in cash and cash equivalents	3,719	(1,866)	(12,092)

End of year	$21,516	$17,797	$19,663

Supplemental Disclosures of Cash Flow Information		—
Cash payments for Interest	$12,774	$10,795	$10,382

Cash payments for Income taxes	$1,680	$2,967	$2,521

Supplemental Disclosures of Noncash Investing and Financing Activities
Transfers from loans to foreclosed real estate	$300	$—	$—

Unrealized gain (loss) on securities available for sale	$(2,373)	$(2,337)	$(732)

Details of acquisition of branches:
Fair value of assets acquired	$—	$—	$31,946
Fair value of liabilities assumed	—	—	(66,052)
Purchase price in excess of net assets acquired	—	—	7,099

Cash received	—	—	(27,007)
Less cash acquired	—	—	917

Net cash received for acquisition	$—	$—	$(26,090)

See Notes to Consolidated Financial Statements.

EASTERN VIRGINIA BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholders’ Equity

For the Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance, December 31, 2002	$9,717	$40,063	$2,623		$52,403
Net income - 2003	—	7,083	—	$7,083	7,083
Other comprehensive income:
Unrealized holding gains arising during period, (net of tax, $190)	—	—	—	(369)	—
Reclassification adjustment, (net of tax, $59)	—	—	—	(114)	—

Other comprehensive income (net of tax, $249)	—	—	(483)	(483)	(483)

Total comprehensive income	—	—	—	$6,600	—

Cash dividends declared	—	(2,768)	—		(2,768)
Stock-based compensation	—	50	—		50
Director stock grant	12	139	—		151
Issuance of common stock under dividend reinvestment plan, net of repurchases	30	329	—		— 359
Shares purchased and retired	(25)	(214)	—		(239)

Balance, December 31, 2003	$9,734	$44,682	$2,140		$56,556
Comprehensive income:
Net income - 2004	—	7,240	—	$7,240	7,240
Other comprehensive income:
Unrealized holding gains arising during period, (net of tax, ($898))	—	—	—	(1,743)	—
Reclassification adjustment, (net of tax, $103)	—	—	—	200	—

Other comprehensive income (net of tax, $795)	—	—	(1,543)	(1,543)	(1,543)

Total comprehensive income	—	—	—	$5,697	—

Cash dividends declared	—	(2,920)	—		(2,920)
Stock-based compensation	—	85	—		85
Director stock grant	13	118	—		131
Issuance of common stock under dividend reinvestment plan, net of repurchases	35	370	—		405
Shares purchased and retired	(19)	(172)	—		(191)

Balance, December 31, 2004	$9,763	$49,403	$597		$59,763

Comprehensive income:
Net income - 2005	—	6,726	—	$6,726	6,726
Other comprehensive income:
Unrealized holding gains arising during period, (net of tax, ($1,298))	—	—	—	(2,521)	—

Reclassification adjustment, (net of tax, $76)	—	—	—	148	—

Other comprehensive income (net of tax, ($1,222))	—	—	(2,373)	(2,373)	(2,373)

Total comprehensive income	—	—	—	$4,353	—
Cash dividends declared	—	(2,935)	—		(2,935)
Stock-based compensation	—	181	—		181
Director stock grant	12	113	—		125
Issuance of common stock under dividend reinvestment plan, net of repurchases	37	350	—		387

Balance, December 31, 2005	$9,812	$53,838	$(1,776)		$61,874

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Eastern Virginia Bankshares, Inc. and subsidiaries (the “Company”) conform to accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a description of the more significant of those policies:

Business

Eastern Virginia Bankshares, Inc. (the “Company” or “EVB”) is a bank holding company that was organized and chartered under the laws of the Commonwealth of Virginia on September 5, 1997 and commenced operations on December 29, 1997. The Company conducts its primary operations through three wholly owned subsidiaries, Southside Bank, Bank of Northumberland, Inc. and Hanover Bank. Bank of Northumberland, Inc. and Southside Bank were chartered as state banks under the laws of the Commonwealth of Virginia in 1910. Hanover Bank was chartered as a state bank in 2000.

The Company’s primary activity is retail banking. Through its bank subsidiaries the Company provides full service banking including commercial and consumer demand and time deposit accounts, real estate, commercial and consumer loans, Visa and MasterCard revolving credit accounts, drive-in banking services, automated teller machine transactions, internet banking and wire transfer services. With 22 branches at 2005 year end, the banks serve diverse markets that primarily are in the counties of Caroline, Essex, Gloucester, Hanover, King and Queen, King William, Middlesex, Richmond, Northumberland, Southampton, Surry and Sussex. Ancillary services provided by the banks include travelers’ checks, safe deposit box rentals, collections and other customary bank services to its customers. The largest majority of the Company’s revenue comes from retail banking in the form of interest earned on loans and investment securities and fees related to deposit services. The Company also owns EVB Statutory Trust I, a limited purpose entity that was created in 2003 for the purpose of issuing the EVB’s trust preferred debt.

The banks jointly own EVB Financial Services, Inc., which in turn has 100% ownership of EVB Investments, Inc. and a 50% ownership interest in EVB Mortgage, Inc. EVB Investments Inc. has a 5.15% ownership in Bankers Investment Group, LLC, which it uses as a brokerage firm for the investment services it provides. Southside Bank has a 75% ownership interest in EVB Title, LLC and a 2.33% interest in Virginia Bankers Insurance Center, LLC. EVB Title, LLC sells title insurance, while Virginia Bankers Insurance Center, LLC acts as a broker for insurance sales for its member banks. Bank of Northumberland has an ownership interest in Bankers Title, LLC, which provides title insurance services. EVB Mortgage, Inc. was chartered in the first quarter of 2004 and began conducting business in the third quarter of 2004. EVB also owns 100% of Eastern Virginia Statutory Trust I that was setup for the sole purpose of Trust Preferred Debt issuance. The financial position and operating results of all of these subsidiaries are not significant to the Company as a whole and are not considered principal activities of the Company at this time.

Principles of Consolidation

The consolidated financial statements include the accounts of Eastern Virginia Bankshares, Inc. and all subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. FASB interpretation No. 46 (R) requires that the Company no longer eliminate through consolidation the $310 thousand which represents the equity investment in EVB Statutory Trust I. The subordinated debt of the trust is reflected as a liability of the Company.

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, which all mature within ninety days.

Securities

Securities, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company does not have any securities classified as “held to maturity” or “trading.”

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in the Company’s market area. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company’s market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge- offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans, except credit cards and residential mortgage loans is automatically discontinued at the time the loan is 90 days delinquent. Credit card loans and other personal loans are typically charged off before reaching 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Loans that are deemed to be impaired (i.e. probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a

Notes to Consolidated Financial Statements

practical matter, at the loan’s observable market value or fair value of the collateral if the loan is collateral dependent. A valuation reserve is established to record the difference between the stated loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (i.e. loans with risk characteristics unique to an individual borrower) or an aggregate basis (i.e. loans with similar risk characteristics). The Company’s policy for recognition of interest income on impaired loans is the same as its interest income recognition policy for non-impaired loans. The Company discontinues the accrual of interest at the earlier of the date when the collectibility of such interest becomes doubtful or the impaired loan becomes 90 days past due in payment of either interest or principal.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought within 90 days of being current and future payments are reasonably assured.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb potential losses in the portfolio. Recoveries of amounts previously charged-off are credited to the allowance. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, historical loss experience, the value and adequacy of collateral, and other risk factors. Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the Company’s control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses.

The allowance consists of specific, general and unallocated components. The specific component generally relates to loans that are classified as either doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of collateral if the loan is

Notes to Consolidated Financial Statements

collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify the individual consumer and residential loans for impairment disclosures.

Other Real Estate

Real estate acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation are included in other operating expenses.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Land is carried at cost with no depreciation. Depreciation is charged to expense over the estimated useful lives of the assets, ranging from three to thirty years, and is computed using the straight-line or declining-balance method for financial reporting purposes. Depreciation for tax purposes is computed based upon accelerated methods. The costs of major renewals or improvements are capitalized while the costs of ordinary maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Stock Compensation Plan

At December 31, 2005, the Company had one stock-based compensation plan, which is described more fully in Note 12. The Company accounts for this plan under the recognition and measurement principles of FASB Statement No. 123 “Accounting for Stock-Based Compensation.” Stock-based compensation costs included in salaries and benefit expense totaled $181 thousand for the year 2005, $85 thousand for the year 2004 and $50 thousand for the year 2003.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury method. Earnings per share calculations are presented in Note 11.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Notes to Consolidated Financial Statements

Pension Plan

The Company has a defined benefit pension plan covering employees meeting certain age and service requirements. The Company computes the net periodic pension cost of the plan in accordance with FASB No. 87, “Employers’ Accounting for Pensions.” See Note 10.

Advertising

The Company practices the policy of charging advertising costs to expense as incurred. Advertising expense totaled $239 thousand, $282 thousand, and $248 thousand for the three years ended December 31, 2005, 2004 and 2003, respectively.

Intangible Assets

Core deposit intangibles are included in other assets and are being amortized on a straight-line basis over the period of expected benefit, which is 7 years. Core deposit intangible, net of amortization amounted to $1.3 million and $1.6 million at December 31, 2005 and 2004 respectively.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 also prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead these assets are subject to at least an annual impairment review, and more frequently if certain impairment indicators are in evidence.

Goodwill totaled $5.7 million at both December 31, 2005 and 2004. The goodwill is not amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges in 2005 or 2004.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In November 2005, FASB Staff Position (FSP) 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other than temporary and recognizing impairment losses equal to the difference between the investment’s cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. The Company does not anticipate the amendment will have a material effect on its financial statements.

Notes to Consolidated Financial Statements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, (“SFAS No. 154”) “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3.” The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement. “ The new standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate this revision will have a material effect on its financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (Revised 2004) (SFAS No. 123R) “Share-Based Payment”, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Share-based compensation arrangements include share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R requires all share-based payments to employees to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period. SFAS No. 123R also amends SFAS No. 95 “Statement of Cash Flows” requiring the benefits of tax deductions in excess of recognized compensation cost be reported as financing instead of operating cash flows. The Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), which expresses the SEC’s views regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. Additionally, SAB No. 107 provides guidance related to share-based payment transactions for public companies. The Company will be required to apply SFAS No. 123R as of the annual reporting period that begins after September 15, 2005. FASB No. 123 has no impact on the Company because the Company has expensed stock options since its first grant of options in 2002.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans purchased by the Company or acquired in business combinations. SOP 03-3 does not apply to loans originated by the Company. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. The initial implementation had no material effect on the Company’s financial statements.

Note 2. Cash and Due From Banks

To comply with Federal Reserve Regulations, the Company’s subsidiary banks are required to maintain certain average reserve balances. For the final weekly reporting period in the years ended

Notes to Consolidated Financial Statements

December 31, 2005 and 2004, the aggregate amounts of daily average required balances were approximately $4.1 million and $5.6 million.

Note 3. Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

(dollars in thousands)	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:
Obligations of U.S. Government agencies	$29,849	$1	$549	$29,301
Mortgage-backed securities	36,010	23	811	35,222
State and political subdivisions	35,373	584	162	35,795
Corporate, CMO and other securities	31,959	36	1,812	30,183
Restricted securities	4,919	—	—	4,919

Total	$138,110	$644	$3,334	$135,420

(dollars in thousands)	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:
Obligations of U.S. Government agencies	$33,434	$76	$194	$33,316
Mortgage-backed securities	28,017	116	145	27,988
State and political subdivisions	42,345	1,596	83	43,858
Corporate, CMO and other securities	25,620	326	787	25,159
Restricted securities	3,372	—	—	3,372

Total	$132,788	$2,114	$1,209	$133,693

The following is a comparison of amortized cost and estimated fair values of the Company’s securities by contractual maturity at December 31, 2005. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalty.

(dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$8,295	$8,254
Due after one year through five years	70,951	69,945
Due after five years through ten years	37,880	37,366
Due after ten years	16,065	14,936
Restricted securities	4,919	4,919

Total	$138,110	$135,420

Notes to Consolidated Financial Statements

At December 31, 2005, investments in an unrealized loss position that are temporarily impaired are:

(dollars in thousands)	December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and federal agencies	$17,448	$255	$10,601	$294	$28,049	$549
Mortgage-backed securities	23,925	520	9,986	291	33,911	811
States and political subdivisions	7,566	53	3,120	109	10,686	162
All other securities including CMO’s	16,218	460	7,229	1,352	23,447	1,812

	$65,157	$1,288	$30,936	$2,046	$96,093	$3,334

Bonds with unrealized loss positions of less than 12 months duration at 2005 year-end included 21 federal agencies, 27 mortgage-backed securities, 8 corporate bonds, 19 municipal bonds, 6 CMO’s and 1 federal agency preferred stock. Securities with losses of one year or greater duration included 10 federal agencies, 20 mortgage-backed securities, 9 municipal bonds and 2 federal agency preferred stocks. The unrealized loss positions at December 31, 2005 were primarily related to interest rate movements. Holdings of GMAC and Ford Motor Credit contained unrealized loss positions because these securities have been downgraded by Moodys and Standard & Poors rating agencies to levels below investment grade. As of year-end, the Company held $3.55 million in GMAC bonds and $250 thousand in Ford Motor Credit Corp bonds. These holdings are monitored regularly by EVB’s Chief Financial Officer and reported to the bank boards on a monthly basis. Given the attractive yield and the belief that the risk of default is remote, management has not recommended sale of the holdings.

At December 31, 2004, investments in an unrealized loss position that were temporarily impaired were:

(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and federal agencies	$15,221	$158	$1,464	$36	$16,685	$194
Mortgage-backed securities	21,595	233	1,097	22	22,692	255
States and political subdivisions	2,259	22	2,324	61	4,583	83
All other securities including CMO’s	10,696	451	1,245	226	11,941	677

	$49,771	$864	$6,130	$345	$55,901	$1,209

For the years ended December 31, 2005, 2004 and 2003, proceeds from sales of securities available for sale amounted to $11.0 million, $24.0 million, and $12.6 million, respectively. Gross realized gains amounted to $224 thousand, $303 thousand, and $173 thousand in 2005, 2004 and 2003 respectively. The book value of securities pledged to secure public deposits and other purposes amounted to $22.1 million and $16.8 million at December 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements

Note 4. Loans

The following is a comparison of loans by type that were outstanding at December 31, 2005 and 2004.

(in thousands)	2005	2004
Real estate - construction	$47,620	$23,675
Real estate - mortgage	263,191	252,895
Commercial real estate	151,897	131,580
Commercial, industrial and agricultural loans	55,732	46,629
Loans to individuals for household, family and other consumer expenditures	55,680	58,801
All other loans	321	96

Total gross loans	574,441	513,676
Less unearned income	(356)	(1,126)
Less allowance for loan losses	(6,601)	(6,676)

Total net loans	$567,484	$505,874

Within the loan portfolio, the Company has a concentration of loans in special categories. Marina loans represent 1.7%, boat loans 1.2%, church loans 1.2% and golf course loans 1.1% of the total loan portfolio. The concentration in recreational businesses is representative of the market that the Company serves. Church loans have historically been excellent loans usually secured by property.

Note 5. Allowance for Loan Losses

The following is a summary of the activity in the allowance for loan losses:

	December 31
	2005	2004	2003
	(in thousands)
Balance at the beginning of year	$6,676	$6,495	$5,748
Provision charged against income	552	1,279	1,637
Recoveries of loans charged off	491	411	440
Loans charged off	(1,118)	(1,509)	(1,330)

Balance at end of year	$6,601	$6,676	$6,495

The following is a summary of information pertaining to impaired loans:

	December 31
	2005	2004	2003
	(in thousands)
Impaired loans for which an allowance has been provided	$14,293	$19,657	$822

Allowance related to impaired loans	$1,849	$2,383	$124

Average balance of impaired loans	$17,175	$5,068	$690

Interest income recognized and collected on impaired loans	$1,028	$1,046	$40

Notes to Consolidated Financial Statements

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $772 thousand, and $850 thousand at December 31, 2005 and 2004. If interest on these loans had been accrued such income would have approximated $35 thousand and $32 thousand, respectively. Loans past due and still accruing interest amounted to $1.69 million, $1.61 million and $19 thousand at December 31, 2005, 2004 and 2003, respectively.

Note 6. Related Party Transactions

Loans to directors and officers totaled $14.9 million and $13.3 million at December 31, 2005 and 2004, respectively. New advances to directors and officers totaled $4.8 million and repayments totaled $8.9 million in the year ended December 31, 2005.

Note 7. Bank Premises and Equipment

A summary of the cost and accumulated depreciation of bank premises and equipment follows:

	2005	2004
	(in thousands)
Land and improvements	$3,869	$2,972
Buildings and leasehold improvements	12,675	11,512
Furniture, fixtures and equipment	10,073	10,719
Construction in progress	512	2,428

	27,129	27,631
Less accumulated depreciation	11,982	12,018

Net balance	$15,147	$15,613

For 2005, depreciation and amortization of premises and equipment was $2.1 million. Depreciation and amortization expense amounted to $2.1 million and $1.6 million for 2004 and 2003, respectively.

Note 8. Deposits

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $91.0 million and $64.5 million at December 31, 2005 and 2004, respectively.

At December 31, 2005, the scheduled maturities of certificates of deposit were as follows:

(in thousands)
2006	$133,973
2007	73,573
2008	26,789
2009	18,474
2010	29,916
Thereafter	12

Total	$282,737

At December 31, 2005 and 2004, overdraft demand deposits reclassified to loans totaled $253 thousand and $232 thousand, respectively.

Notes to Consolidated Financial Statements

Note 9. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2005 and 2004.

	2005	2004
	(in thousands)
Deferred tax assets:
Allowance for loan losses	$2,139	$2,079
Interest on nonaccrual loans	12	41
Organizational costs	—	10
Net unrealized loss on available for sale securities	915	—
Depreciation and amortization	8	—

	3,074	2,130

Deferred tax liabilities:
Net unrealized gain on available for sale securities	—	308
Depreciation and amortization	—	246
FHLB dividend	8	8
Pension liability	4	—
Goodwill and other intangible assets	196	112
Other	46	45

	254	719

Net deferred tax assets	$2,820	$1,411

Income tax expense charged to operations for the years ended December 31, 2005, 2004 and 2003, consists of the following:

	2005	2004	2003
	(in thousands)
Currently payable	$2,773	$2,545	$2,414
Deferred tax provision	(186)	86	139

	$2,587	$2,631	$2,553

The income tax provision differs from the amount of income tax determined by applying the U.S.

Federal income tax rate to pretax income for the years ended December 31, 2005, 2004 and 2003, due to the following:

	2005	2004	2003
	(in thousands)
Expected tax expense at statutory rate (34%)
Increase (decrease) in taxes resulting from:	$3,167	$3,356	$3,276
Tax exempt interest	(597)	(618)	(655)
Other	17	(107)	(68)

	$2,587	$2,631	$2,553

Notes to Consolidated Financial Statements

Note 10. Employee Benefit Plans

Pension Plan

The Company has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee’s compensation during the last five years of employment. The Company’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future.

Information about the plan follows:

	2005	2004	2003
	(in thousands)
Change in Benefit Obligation
Benefit obligation, beginning	$9,869	$8,189	$6,237
Service cost	1,094	792	428
Interest cost	589	529	433
Plan amendment	—	—	137
Actuarial loss	1,234	1,473	1,063
Benefits paid	(292)	(1,114)	(109)

Benefit obligation, ending	$12,494	$9,869	$8,189

Change in Plan Assets
Fair value of plan assets, beginning	$6,595	$6,018	$4,435
Actual return on plan assets	995	782	1,069
Employer contributions	1,311	909	623
Benefits paid	(292)	(1,114)	(109)

Fair value of plan assets, ending	$8,609	$6,595	$6,018

Funded status	$(3,885)	$(3,274)	$(2,171)
Unrecognized net actuarial loss	3,721	3,084	1,978
Unrecognized net obligation at transition	10	14	18
Unrecognized prior service cost	188	210	231

Prepaid benefit cost included in other assets	$34	$34	$56

Accumulated Benefit Obligation	$7,129	$5,772	$5,179

Components of Net Periodic Benefit Cost
Service cost	$1,094	$792	$428
Interest cost	589	529	433
Expected return on plan assets	(514)	(480)	(370)
Amortization of prior service cost	22	22	14
Amortization of net obligation at transition	4	4	4
Recognized net actuarial loss	116	64	58

Net periodic benefit cost	$1,311	$931	$567

Notes to Consolidated Financial Statements

	2005	2004	2003
	(in thousands)
Weighted-Average Assumptions for Benefit Obligation as of September 30
Discount rate	5.75%	6.00%	6.50%
Long-term rate of return	8.50	8.50	8.50
Rate of compensation increase	5.00	5.00	5.00

Weighted-Average Assumptions for Net Periodic Benefit Cost as of September 30
Discount rate	6.00%	6.50%	7.00%
Long-term rate of return	8.50	8.50	9.00
Rate of compensation increase	5.00	5.00	5.00

Long Term Rate of Return

In consultation with their investment advisors and actuary, the plan sponsor selects the expected long-term rate of return on assets assumption. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with significance placed on current forecasts of future long-term economic conditions. The discount rate used to calculate funding requirements and benefit expense was decreased effective October 1, 2004 from 6.50% to 6.00%, resulting in an increase in plan expense for 2005.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated with periodic cost). The Company’s estimate of contributions to the plan for 2006 is $1.6 million.

The pension plan’s weighted average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	Plan Assets
	2005	2004
Asset Category:
Mutual funds - fixed income	19%	20%
Mutual funds - equity	81	80

Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 25% fixed income and 75% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the

Notes to Consolidated Financial Statements

implementation of the Plan’s investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Estimated Future Benefit Payments

The following benefit payments reflecting the appropriate expected future service are expected to be paid:

Pension Benefits
(in thousands)
10/1/2005 - 9/30/2006	$115
10/1/2006 - 9/30/2007	183
10/1/2007 - 9/30/2008	194
10/1/2008 - 9/30/2009	198
10/1/2009 - 9/30/2010	280
10/1/2010 - 9/30/2015	2,772

401(k) Plan

The Company has a 401(k) defined contribution plan applicable to all eligible employees. Contributions to the Plan are made in accordance with proposals set forth and approved by the Board of Directors. Employees may elect to contribute to the Plan an amount not to exceed 20% of their salary. The Company has elected to contribute amounts not to exceed 50% of the first 6% of the employee’s contribution. Contributions to this Plan by the Company of $208 thousand, $186 thousand and $114 thousand were included in expenses for the years ended December 31, 2005, 2004, and 2003, respectively.

Notes to Consolidated Financial Statements

Note 11. Earnings Per Share

The following shows the weighted average number of shares used in computing the earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential diluted common stock had no effect on income available to common shareholders. 89,862 shares were excluded from the 2005 calculations and 30,150 shares were excluded from the 2004 and 2003 calculations because their effects were anti-dilutive.

	Years Ended December 31,
	2005		2004		2003
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,893,259	$1.37	4,873,271	$1.49	4,858,087	$1.46
Effect of dilutive securities, stock options	9,143	—	10,288	(0.01)	10,161	—

Diluted earnings per share	4,902,402	$1.37	4,883,559	$1.48	4,868,248	$1.46

Note 12. Stock Compensation Plan

On September 21, 2000, the Company adopted the Eastern Virginia Bankshares, Inc. 2000 Stock Option Plan to provide a means for selected key employees and directors of the Company and its subsidiaries to increase their personal financial interest in the Company, thereby stimulating their efforts and strengthening their desire to remain with the Company. Under the Plan, up to 400,000 shares of Company common stock may be granted. No options may be granted under the Plan after September 21, 2010. On April 17, 2003, the shareholders approved the 2003 Stock Incentive Plan, amending and restating the 2000 Plan while still authorizing the issuance of up to 400,000 shares of common stock.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2005, 2004 and 2003:

	2005	2004	2003
Dividend rate:	2.76%	2.78%	2.81%
Price Volatility:	23.61	24.99	23.07
Risk-free interest rate:	4.13	4.95	4.69
Expected life:	10 Years	10 Years	10 Years

Notes to Consolidated Financial Statements

The following table presents the status of the plans at December 31, 2005, 2004 and 2003, and changes during the years then ended:

	Shares	2005	Shares	2004	Shares	2003
		Weighted Average Exercise Price		Weighted Average Exercise Price		Weighted Average Exercise Price
Outstanding at beginning of year	100,095	$21.55	58,095	$22.88	30,555	$16.10
Granted	59,712	20.57	44,575	19.92	31,500	28.60
Exercised	—	—	—	—	—	—
Forfeited	—	—	(2,575)	23.25	(3,960)	16.10

Outstanding at December 31:	159,807	$21.18	100,095	$21.55	58,095	$22.88

Weighted average fair value of options granted during the year		$5.31		$5.78		$11.58

No shares were exercisable at December 31, 2005, December 31, 2004 and December 31, 2003.

The status of the options outstanding at December 31, 2005 is as follows:

Options Outstanding

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Term
$16.10	25,770	6.3 years
28.60	30,150	7.7 years
19.92	44,175	8.5 years
20.57	59,712	9.5 years

Total	159,807	8.4 years

Note 13. Commitments and Contingent Liabilities

Southside Bank has entered into a long-term land lease for its Hartfield branch. The lease was entered into on May 9, 1988 for an original term of fifteen years and renewed for an additional term of ten years in 2003. The Bank has an option to renew for an additional term of ten years and three additional terms of five years each and, thereafter, for five additional terms of five years each.

Hanover Bank rents its principal location in Mechanicsville from a related party under an operating lease. The lease was entered into on May 1, 2000 and provides for an original term of five years with two renewal options of five years each.

Hanover Bank leases a banking facility in Ashland, Virginia under an operating lease. The lease was entered into on April 26, 2001 for an original term of three years and was renewed in January 2004 for an additional term of four years. Hanover Bank leases a banking facility in the Ashland-Hanover Office Building under an operating lease. The lease was entered into on July 1, 2001 and provides for an original term of five years with two renewal options of five years each.

Notes to Consolidated Financial Statements

Hanover Bank leases office space at Hanover Green Drive in Mechanicsville, Virginia under an operating lease. The lease was entered into on May 27, 2004 and provides for a term of five years expiring May 31, 2009 with three renewal options of five years each.

Southside Bank leases office space at the Glenns intersection of Routes 17 and 33 in Gloucester County, Virginia under an operating lease. The lease was entered into on June 30, 2004 and provides for a term of 10 years with three renewal options of five years each.

Total rent expense was $250 thousand, $202 thousand and $151 thousand for 2005, 2004, and 2003, respectively, and was included in occupancy expense.

The following is a schedule by year of future minimum lease requirements required under the long-term non-cancelable lease agreements:

(in thousands)
2006	$228
2007	196
2008	197
2009	163
2010	118
2011	106
2012	109
2013	109
2014	56
2015	—

$1,282

In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

See Note 17 with respect to financial instruments with off-balance-sheet risk.

Note 14. Restrictions on Transfers to Parent

Transfers of funds from banking subsidiaries to the Parent Company in the form of loans, advances and cash dividends, are restricted by federal and state regulatory authorities. As of December 31, 2005, retained net income, which was free of restriction, amounted to $20.7 million.

Note 15. Long-Term Debt

Federal Home Loan Bank Advances and Available Lines of Credit

At December 31, 2005 the Company’s Federal Home Loan Bank (FHLB) debt consisted of advances of $51.9 million, $10 million of which is continuously callable but has not been called, $25.5 million callable in 2007, and $10.0 million callable in 2010. There are two advances totaling $6.4 million at December 31, 2005 which are payable semi-annually over a seven-year period beginning in 2003. Advances mature through 2015. At December 31, 2005, the interest rates ranged from 3.10% to 5.92% with a weighted average interest rate of 4.04%. Advances on the line are secured by a blanket lien on qualified 1 to 4 family residential real estate loans. Immediate available credit amounted to $122.2 million.

Notes to Consolidated Financial Statements

Aggregate annual maturities of FHLB advances (based on final maturity dates) are as follows:

(in thousands)
2006	$1,429
2007	1,429
2008	1,429
2009	1,429
2010	15,712
2012	10,000
2015	20,500

Total	$51,928

The Company has unused lines of credit totaling $17.6 million with nonaffiliated banks as of December 31, 2005.

Trust Preferred Securities

On September 5, 2003, EVB Statutory Trust I (the Trust), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 17, 2003, $10 million of trust preferred securities were issued through a pooled underwriting totaling approximately $650 million. The Trust issued $310 thousand in common equity to the Company. The securities have a LIBOR indexed floating rate of interest. The interest rate at December 31, 2005 was 7.45%. The securities have a mandatory redemption date of September 17, 2033, and are subject to varying call provisions beginning September 17, 2008. The principal asset of the Trust is $10.310 million of the Company’s junior subordinated debt securities with the same maturity and interest rate structures as the capital securities.

The trust preferred securities may be included in Tier I capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier I capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier I capital, if any, may be included in Tier 2 capital. The total amount ($10 million) of trust preferred securities issued by the Trust can be included in the Company’s Tier I capital.

The obligations of the Company with respect to the issuance of the capital securities constituted a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the capital securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

Note 16. Dividend Reinvestment Plan

The Company has in effect a Dividend Reinvestment Plan, which provides an automatic conversion of dividends into common stock for enrolled shareholders. It is based on the stock’s fair market value on each dividend record date, and allows for voluntary contributions to purchase stock up to $5 thousand per shareholder per calendar quarter.

Notes to Consolidated Financial Statements

Note 17. Financial Instruments with Off-Balance-Sheet Risk

The Company, through its banking subsidiaries, is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amounts
	2005	2004
	(in thousands)
Commitments to grant loans and unfunded commitments under lines of credit	$88,833	$65,278
Standby letters of credit	1,879	2,343
Private label credit card guarantees	—	46

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

The Company maintains cash accounts in other commercial banks. The amount on deposit with correspondent institutions at December 31, 2005 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $10.2 million.

Notes to Consolidated Financial Statements

Note 18. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the fair discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No.107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using market rates for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the

Notes to Consolidated Financial Statements

present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2005 and 2004, the fair value of loan commitments and standby letters of credit are immaterial.

The estimated fair values and related carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2005		December 31, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)		(in thousands)
Financial assets:
Cash and short-term investments	$21,516	$21,516	$17,797	$17,797
Securities - available for sale	135,420	135,420	133,693	133,693
Loans, net	567,484	564,397	505,874	511,890
Accrued interest receivable	2,820	2,820	2,991	2,991

Financial liabilities:
Noninterest-bearing deposits	$99,718	$99,718	$86,848	$86,848
Interest-bearing deposits	528,625	527,111	503,030	504,700
Short-term borrowings	6,822	6,822	8,400	8,400
Federal Home Loan Bank advances	51,928	51,167	22,857	23,500
Trust prefered debt	10,310	10,310	10,310	10,310
Accrued interest payable	1,264	1,264	839	839

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Notes to Consolidated Financial Statements

Note 19. Regulatory Matters

The Company (on a consolidated basis) and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and subsidiary banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary banks to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Company and subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, based on regulatory guidelines, the Company believes that the subsidiary banks are well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the institutions must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions’ category.

Notes to Consolidated Financial Statements

The Company’s and the Banks’ actual capital amounts and ratios are presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2005
Total capital to risk weighted assets
Consolidated	$73,195	13.23%	$44,253	8.00%	NA	NA
SSB	35,940	12.22	23,527	8.00	$29,409	10.00%
BNI	21,252	14.21	11,968	8.00	14,960	10.00
HB	11,768	10.84	8,687	8.00	10,859	10.00
Tier 1 capital to risk weighted assets
Consolidated	$66,594	12.04%	$22,127	4.00%	NA	NA
SSB	31,777	10.81	11,764	4.00	$17,645	6.00%
BNI	18,377	12.28	5,984	4.00	8,976	6.00
HB	10,602	9.76	4,344	4.00	6,515	6.00
Tier 1 capital to average adjusted assets
Consolidated	$66,594	8.87%	$30,047	4.00%	NA	NA
SSB	31,777	7.73	16,437	4.00	$20,546	5.00%
BNI	18,377	8.36	8,794	4.00	10,992	5.00
HB	10,602	8.40	5,051	4.00	6,314	5.00

As of December 31, 2004
Total capital to risk weighted assets
Consolidated	$67,965	13.86%	$39,216	8.00%	NA	NA
SSB	31,639	11.80	21,451	8.00	$26,815	10.00%
BNI	19,650	14.97	10,502	8.00	13,127	10.00
HB	11,053	12.50	7,074	8.00	8,842	10.00
Tier 1 capital to risk weighted assets
Consolidated	$61,831	12.61%	$19,608	4.00%	NA	NA
SSB	25,416	9.48	10,726	4.00	$16,088	6.00%
BNI	14,001	10.67	5,251	4.00	7,876	6.00
HB	7,748	8.76	3,537	4.00	5,305	6.00
Tier 1 capital to average adjusted assets
Consolidated	$61,831	8.90%	$27,783	4.00%	NA	NA
SSB	25,416	6.65	15,286	4.00	$19,108	5.00%
BNI	14,001	6.84	8,187	4.00	10,234	5.00
HB	7,748	7.01	4,420	4.00	5,525	5.00

Notes to Consolidated Financial Statements

Note 20. Condensed Financial Information - Parent Company Only

EASTERN VIRGINIA BANKSHARES, INC.

(Parent Corporation Only)

Balance Sheets

December 31, 2005 and 2004

	2005	2004
	(dollars in thousands)
Assets
Cash on deposit with subsidiary banks	$2,223	$3,543
Subordinated debt in subsidiaries	2,000	9,200
Investment in subsidiaries	66,346	55,407
Other investments	118	118
Deferred income taxes	93	20
Premises and equipment, net	919	938
Other assets	908	1,360

Total assets	$72,607	$70,586

Liabilities
Trust preferred debt	$10,310	$10,310
Deferred income taxes	—	—
Other liabilities	423	513

	10,733	10,823

Shareholders’ Equity
Common stock	9,812	9,763
Retained earnings	53,838	49,403
Accumulated other comprehensive income, net	(1,776)	597

Total shareholders’ equity	61,874	59,763

Total liabilities and shareholders’ equity	$72,607	$70,586

Notes to Consolidated Financial Statements

EASTERN VIRGINIA BANKSHARES, INC.

(Parent Corporation Only)

Statements of Income

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(dollars in thousands)
Income:
Dividends from subsidiaries	$—	$—	$3,200
Dividends	2	1	3
Interest from subsidiaries	5	14	22
Interest from subordinated debt	233	644	644
Management fee, corporate services and operations services	5,533	2,760
Loss on disposal of fixed assets	(44)	—	—
Miscellaneous income	4	5	20

	7,073	6,197	6,649

Expenses:
Interest on trust preferred debt	651	439	118
Salaries and benefits	4,382	2,950	1,981
Occupancy and equipment expense	1,099	1,017	811
Data processing	643	493	357
Consultant fees	994	690	724
Postage	273	253	229
Printing and supplies	125	189	192
Directors fees	219	160	224
Miscellaneous	609	497	323

	8,995	6,688	4,959

Net income (loss) before undistributed earnings of subsidiaries	(1,922)	(491)	1,690
Undistributed earnings of subsidiaries	8,113	7,631	4,919
Income tax benefit	(535)	(100)	(474)

Net income	$6,726	$7,240	$7,083

EASTERN VIRGINIA BANKSHARES, INC.

(Parent Corporation Only)

Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(dollars in thousands)
Cash Flows from Operating Activities
Net income	$6,726	$7,240	$7,083
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(8,113)	(7,631)	(4,919)
Depreciation and amortization	574	677	572
Deferred income taxes	(74)	(102)	13
(Gain) loss on sale/disposal of fixed assets	44	—	(13)
Decrease (increase) in other assets	551	(534)	425
Increase (decrease) in other liabilities	(89)	(45)	362

Net cash provided by (used in) operating activities	(381)	(395)	3,523

Cash Flows from Investing Activities
Proceeds from disposal of fixed assets	—	—	209
Purchases of premises and equipment	(697)	(335)	(742)

Net cash (used in) investing activities	(697)	(335)	(533)

Cash Flows from Financing Activities
Capital transferred to subsidiaries	(5,200)	—	(10,500)
Subordinated debt to subsidiary banks	7,200	—	—
Proceeds from issuance of trust preferred debt	—	—	10,000
Dividends paid	(2,935)	(2,920)	(2,768)
Exercise of stock options	—	—	—
Stock-based compensation	181	85	50
Director stock grant	125	131	151
Issuance of common stock under dividend reinvestment plan, net of repurchases	387	405	359

Repurchases and retirement of stock	—	(191)	(239)

Net cash (used in) financing activities	(242)	(2,490)	(2,947)
Increase (decrease) in cash and cash equivalents	(1,320)	(3,220)	43
Cash and Cash Equivalents, beginning of year	3,543	6,763	6,720

Cash and Cash Equivalents, end of year	$2,223	$3,543	$6,763

[ • ] Shares

Eastern Virginia Bankshares, Inc.

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following is a summary of the fees and expenses, other than underwriting discounts and commissions, to be incurred by the Registrant in connection with the issuance and distribution of the securities registered under this registration statement. The Registrant will pay all of these amounts.

Securities and Exchange Commission Registration Fee	$2,708	*
NASD Filing Fee	3,031
Marketing Expenses	25,000
Accounting Fees and Expenses	30,000
Legal Fees and Expenses	85,000
Printing Expenses	30,000
Transfer Agent Fees and Expenses	1,000
Miscellaneous Expenses	3,261

Total	$180,000

*	Represents actual expenses. All other expenses are estimates.

Item 15. Indemnification of Directors and Officers

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the “Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

Article III of the Articles of Incorporation of the Registrant contains provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant’s directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

Item 16. Exhibits.

Exhibit No.	Document
1.1	Form of Underwriting Agreement.*

4.1	Articles of Incorporation of the Registrant, attached as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997, incorporated herein by reference.

4.2	Bylaws of the Registrant, as amended June 17, 2004, attached as Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2004, incorporated herein by reference.

5.1	Opinion of Williams Mullen.**

23.1	Consent of Williams Mullen (included in Exhibit 5.1).**

23.2	Consent of Yount, Hyde & Barbour, P.C.**

24.1	Powers of attorney (included on signature page).

*	To be filed by amendment.
**	Filed herewith.

Item 17. Undertakings

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Essex County, Commonwealth of Virginia, on November 3, 2006.

By:	/s/ Joe A. Shearin
Joe A. Shearin
President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned hereby appoints Joe A. Shearin and Ronald L. Blevins, each of whom may act individually, as attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments (including post-effective amendments) to this Registration Statement, with any schedules or exhibits thereto, any other registration statements and exhibits thereto related to the offering that is subject to this Registration Statement filed pursuant to Rule 462 under such Act, and any and all supplements or other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby, with full power and authority to do and perform any and all acts and things as may be necessary or desirable in furtherance of such registration.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joe A. Shearin Joe A. Shearin	President and Chief Executive Officer and Director (Principal Executive Officer)	November 3, 2006

/s/ Ronald L. Blevins Ronald L. Blevins	Chief Financial Officer (Principal Financial and Accounting Officer)	November 3, 2006

/s/ W. Rand Cook W. Rand Cook	Chairman of the Board of Directors	November 3, 2006

/s/ F. L. Garrett III F. L. Garrett III	Vice Chairman of the Board of Directors	November 3, 2006

Signature	Title	Date
/s/ Ira C. Harris Ira C. Harris	Director	November 3, 2006

/s/ F. Warren Haynie, Jr. F. Warren Haynie, Jr.	Director	November 3, 2006

/s/ William L. Lewis William L. Lewis	Director	November 3, 2006

/s/ Charles R. Revere Charles R. Revere	Director	November 3, 2006

/s/ Howard R. Straughan Howard R. Straughan	Director	November 3, 2006

/s/ Leslie E. Taylor Leslie E. Taylor	Director	November 3, 2006

/s/ Jay T. Thompson Jay T. Thompson	Director	November 3, 2006

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement.*

4.1	Articles of Incorporation of the Registrant, attached as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997, incorporated herein by reference.

4.2	Bylaws of the Registrant, as amended June 17, 2004, attached as Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2004, incorporated herein by reference.

5.1	Opinion of Williams Mullen.**

23.1	Consent of Williams Mullen (included in Exhibit 5.1).**

23.2	Consent of Yount, Hyde & Barbour, P.C.**

24.1	Powers of attorney (included on signature page).

*	To be filed by amendment.
**	Filed herewith.